      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1994
                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           SEAGULL ENERGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                             ---------------------

                    TEXAS                                        74-1764876
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                            1001 FANNIN, SUITE 1700
                           HOUSTON, TEXAS 77002-6714
                                 (713) 951-4700

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             ---------------------
                   ROBERT W. SHOWER, EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                            1001 FANNIN, SUITE 1700
                           HOUSTON, TEXAS 77002-6714
                                 (713) 951-4700

               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                             ---------------------
                                   Copies to:

           VINSON & ELKINS L.L.P.                        SIMPSON THACHER & BARTLETT
                 1001 FANNIN                                425 LEXINGTON AVENUE
            2500 FIRST CITY TOWER                       NEW YORK, NEW YORK 10017-3909
            HOUSTON, TEXAS 77002                        ATTN: ANDREW R. KELLER, ESQ.
          ATTN: J. MARK METTS, ESQ.

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                      PROPOSED        PROPOSED
                                       AMOUNT         MAXIMUM         MAXIMUM        AMOUNT OF
       TITLE OF EACH CLASS             TO BE       OFFERING PRICE    AGGREGATE      REGISTRATION
  OF SECURITIES TO BE REGISTERED     REGISTERED      PER SHARE*   OFFERING PRICE*       FEE
- --------------------------------------------------------------------------------------------------
Seagull Energy Corporation --
ENSTAR Alaska Group Common Stock,
  par value, $.10 per share**..... 7,500,000 shares      $20.00     $150,000,000      $51,725
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

 * Estimated solely for the purpose of calculating the registration fee.

** Including associated preferred stock purchase rights. Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced or traded separately from the Seagull Energy Corporation -- ENSTAR Alaska Group Common Stock.

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED MAY 20, 1994
PROSPECTUS
                                7,500,000 SHARES
(LOGO)                    ENSTAR ALASKA GROUP COMMON STOCK
                                       OF
                           SEAGULL ENERGY CORPORATION
                             ---------------------

    The Seagull Energy Corporation -- ENSTAR Alaska Group Common Stock, par value $.10 per share (the "ENSTAR Alaska Stock"), is common stock of Seagull Energy Corporation (the "Company") and is intended to reflect the performance of the ENSTAR Alaska Group, which engages in the transmission and distribution of natural gas in South-Central Alaska (the "ENSTAR Alaska Group"). The ENSTAR Alaska Stock will be one of two classes of the Company's common stock, the other being Seagull Energy Corporation Common Stock (the "Seagull Common Stock"). Holders of ENSTAR Alaska Stock and Seagull Common Stock are holders of common stock of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses and liabilities.

    Dividends on the ENSTAR Alaska Stock will be payable when, as and if declared by the Board of Directors of the Company (the "Board") out of the lesser of (i) legally available funds of the Company and (ii) the Available ENSTAR Alaska Dividend Amount (as defined herein). The Board intends to declare and pay dividends on the ENSTAR Alaska Stock based primarily upon the financial condition, results of operations and business requirements of the ENSTAR Alaska Group. The Board currently intends to pay an initial quarterly dividend on the ENSTAR Alaska Stock of $0.275 per share. The voting power of one share of ENSTAR Alaska Stock relative to one share of Seagull Common Stock will fluctuate based upon the relative Market Values thereof (as defined herein).

    Upon the liquidation of the Company, the rights of the holders of the ENSTAR Alaska Stock and the Seagull Common Stock will be based on the relative Market Values thereof. In the event of a merger or consolidation providing for the receipt of consideration by, or conversion of shares held by, holders of common stock of the Company, the holders of the ENSTAR Alaska Stock and Seagull Common Stock will receive merger consideration based on the relative Market Values thereof. Subject to certain conditions, the ENSTAR Alaska Stock may be exchanged, in the sole discretion of the Board, for shares of the common stock of a wholly owned subsidiary of the Company to which the assets and liabilities of the ENSTAR Alaska Group have been transferred as described herein. In the event of a disposition by the Company of all or substantially all of the properties and assets of the ENSTAR Alaska Group, the Company must either (i) distribute to holders of ENSTAR Alaska Stock an amount equal to their proportionate interests in the net proceeds of such disposition, either by special dividend or by redemption of all or part of the outstanding shares of the ENSTAR Alaska Stock; or (ii) exchange shares of ENSTAR Alaska Stock for a number of shares of Seagull Common Stock equal to 110% of an average daily ratio of the Market Values of one share of ENSTAR Alaska Stock to one share of Seagull Common Stock. The Company could, in the sole discretion of the Board, at any time, exchange shares of ENSTAR Alaska Stock for a number of shares of Seagull Common Stock equal to 115% of the ratio of a time-weighted average of the Market Values of one share of ENSTAR Alaska Stock to one share of Seagull Common Stock.

    Prior to the Offering, there has been no public market for the ENSTAR Alaska Stock. It is currently estimated that the initial offering price per share will
be in the range of $      to $      . For a discussion of the factors which will
be considered in determining the initial public offering price, see "Underwriting." Proceeds from the Offering will be used to repay amounts borrowed under the Company's revolving credit agreement (the "Revolver"), none of which debt is attributable to the ENSTAR Alaska Group. The Company will apply for a listing of the ENSTAR Alaska Stock on the New York Stock Exchange under the symbol "SGE."

    The features of the ENSTAR Alaska Stock, as well as other special considerations, are more fully discussed under "Dividend Policy," "Special Considerations" and "Description of Capital Stock."

    SEE "SPECIAL CONSIDERATIONS" FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE ENSTAR ALASKA STOCK.
                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                     UNDERWRITING      PROCEEDS TO SEAGULL
                                                  PRICE TO             DISCOUNTS             ENERGY
                                                   PUBLIC         AND COMMISSIONS(1)     CORPORATION(2)
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

Per Share...................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------
Total.......................................        $                   $                    $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $      .

                             ---------------------

    The shares of ENSTAR Alaska Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of ENSTAR Alaska Stock will be made at the offices of Lehman Brothers
Inc., New York, New York, on or about          , 1994.
                             ---------------------
LEHMAN BROTHERS
                       MERRILL LYNCH & CO.
                                                     SMITH BARNEY SHEARSON INC.

               , 1994

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE ENSTAR ALASKA STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1993, together with the amendments thereto filed May 2, 1994; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; (iii) the Company's Current Report on Form 8-K dated January 4, 1994, as amended; and (iv) the description of the Seagull Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on January 30, 1981, together with the amendments on Form 8 filed with the Commission on January 29, 1981, January 30, 1981 and October 28, 1991.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document.

     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Seagull Energy Corporation, 1001 Fannin, Suite 1700, Houston, Texas 77002, telephone (713) 951-4700.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this Prospectus Summary is qualified in its entirety by, the more detailed information contained in this Prospectus. As used herein, the "Company" means Seagull Energy Corporation and its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Prospectus. See "Index of Certain Terms" set forth in Annex I.

                              ENSTAR ALASKA GROUP

     The operations of the ENSTAR Alaska Group are conducted through ENSTAR Natural Gas Company ("ENG"), a division of the Company, and Alaska Pipeline Company ("APC"), an Alaska corporation and a wholly owned subsidiary of the Company. ENG and APC are currently operated as a single business unit and are regulated by the Alaska Public Utilities Commission (the "APUC"). ENG engages in the distribution of natural gas in Anchorage and other nearby communities in Alaska and is APC's only customer. APC engages in the intrastate transmission of natural gas in South-Central Alaska.

     The ENSTAR Alaska Group is the sole provider of natural gas to the greater Anchorage metropolitan area, which comprises approximately 45% of the population of the State of Alaska. The ENSTAR Alaska Group's customer base has grown consistently throughout its history, currently serving more than 90% of Anchorage's residents with natural gas at rates that are consistently among the lowest in any metropolitan area in the United States. In addition, Anchorage area residential and office housing occupancy rates, employment and customer additions have all shown positive trends over the last several years.

BUSINESS DESCRIPTION

     ENG distributes natural gas through approximately 1,916 miles of gas mains to approximately 88,600 residential, commercial, industrial and electrical power generation customers including two municipal utilities and two military bases. During 1993, ENG added approximately 55 miles of new service lines and added approximately 1,800 net customers.

     APC owns and operates the only natural gas transmission lines in its service area that are operated for utility purposes. This transmission system is composed of approximately 348 miles of intrastate pipelines that transport natural gas from producing fields in South-Central Alaska to ENG's Anchorage-based gas distribution system.

     APC currently purchases all of its natural gas under long-term contracts with two major international oil and gas companies in which the price is indexed to changes in the price of crude oil futures contracts. In addition, ENG's sales prices are adjusted to include the projected cost of its gas; as a result, there is expected to be little or no impact on margins due to significant fluctuations in oil prices as a result of worldwide political events and changing market conditions.

FINANCIAL PERFORMANCE

     The ENSTAR Alaska Group's strong market position and steady pace of customer additions has enabled the ENSTAR Alaska Group to generate relatively consistent operating profit. During the period of 1988 through 1992, operating profit ranged from approximately $21 to $24 million. Despite a relatively warm winter in 1993 (the heating degree days for 1993 were 9,382, approximately 10% below the average for the 30-year period ended December 31, 1993), the ENSTAR Alaska Group still generated an operating profit of $19 million.

     In addition, the ENSTAR Alaska Group has consistently generated cash flow from operations, before working capital changes, in excess of its capital expenditure requirements, which enhances its financial flexibility. Contributing to this cash flow generating capability is the ENSTAR Alaska Group's relatively new transmission and distribution infrastructure, as well as advances provided by customers to partially fund the expansion of the ENSTAR Alaska Group's system. From 1988 through 1993, cash flow from operations, before working capital changes, ranged from $18 to $21 million per year, compared to annual capital expenditure requirements of $8 to $10 million over the same period.

BUSINESS CLIMATE

     Anchorage is served by a deep water port and an international airport, and is the headquarters for the Alaska Railroad system. Several oil company managerial offices and approximately half of state and regional federal governmental employees are located in Anchorage. While the petroleum industry and the resulting tax and royalty payments to the State of Alaska still provide the largest influence on Anchorage's economy, some diversification is taking place. Federal Express and United Parcel Service have both built international distribution hubs in Anchorage. The Anchorage International Airport continues to be a major refueling point for cargo flights between the Far East and Europe. Tourism enjoys continued growth, with Alaska now a significant summer cruise destination. In addition, the ENSTAR Alaska Group believes that, because of Anchorage's strategic location, the military will continue to play a significant role in Anchorage's economy. In fact, the military has announced $250 million in construction projects over the next three years for both Elmendorf Air Force Base and Fort Richardson Army Post.

     National retailers, such as Kmart, Wal-Mart and Toys R Us, have recently entered the ENSTAR Alaska Group's service area, fueling a significant expansion of retail space for these firms and other retailers already in the market. In Anchorage, 300,000 square feet of retail space was added in 1992, over a half million square feet opened in 1993, and an additional half million is under construction and scheduled for opening in 1994. Other portions of the ENSTAR Alaska Group's service area saw 200,000 square feet of retail space open in 1993, with an additional 200,000 square feet under construction and scheduled for opening in 1994.

     Recent population and employment estimates continue to show modest economic growth in the ENSTAR Alaska Group's service area through the mid-1990s, followed by a leveling off. The Anchorage area population was reported at 174,000 in 1980 by the U.S. Bureau of the Census. The population level peaked in 1985 at an estimated level of 248,000 and reached a subsequent low of 219,000 in 1988. Current estimates place the population at 242,600, which is approximately 45% of the total population of the state. As of July 1993, Anchorage employment had increased by 2,700 from the prior year to 121,000 jobs.

     Vacant Anchorage housing units that in 1988 amounted to about 17% of total supply dropped to 4.2%, or about 3,800 units, in 1993. Apartment vacancies are under 2%, and office building vacancy rates have dropped from a high of 18% in 1988 to 9.6% in 1993. Because of the severe weather conditions that the ENSTAR Alaska Group's service area experiences during winter, even vacant structures require gas service for heating to prevent structural damage or deterioration.

     Since inception, the ENSTAR Alaska Group has been able to increase its number of customers each year, despite the variations in population, employment and vacancies described above. A portion of this customer growth has been achieved by expanding the distribution system into areas not previously served by the ENSTAR Alaska Group. See "New Markets" below.

NEW MARKETS

     In addition to expected continued growth in the Anchorage area, distribution system expansion into formerly unserved areas and transportation of natural gas for large industrial customers offer growth opportunities. Facilities planned for 1994 and 1995 will make gas available for the first time in the Big Lake area. This project, like others completed by the ENSTAR Alaska Group in the past, is being partially financed through customer-funded improvement districts.

                           SEAGULL ENERGY CORPORATION

     The Company is an independent energy company primarily engaged in natural gas exploration, development and production. The Company's operations are focused in four principal geographic regions: (i) offshore Texas and Louisiana in the Gulf of Mexico; (ii) in the Mid-Continent Region located in western Oklahoma and the Texas Panhandle; (iii) in the Mid-South Region, primarily in the Arklatex area in eastern Texas and northern Louisiana and the Arkoma Basin in eastern Oklahoma and western Arkansas; and (iv) in western Canada.

     The Company's two other business segments are also natural gas-related: (i) the ENSTAR Alaska Group and (ii) pipeline and marketing operations, which include natural gas supply, marketing and transportation, principally in the southwestern United States; pipeline transportation of hydrocarbon products and petrochemicals in Texas and Louisiana; pipeline engineering, design, construction and operation; and natural gas processing in Texas. The ENSTAR Alaska Group's operating profit was 25% of the operating profit for Seagull Energy Corporation for 1993. The ENSTAR Alaska Group's total assets were 14% of the total assets for Seagull Energy Corporation as of March 31, 1994.

     Seagull Energy Corporation has two classes of common stock: ENSTAR Alaska Stock and Seagull Common Stock. Each class of common stock is intended to reflect separately the performance of the relevant business group. The ENSTAR Alaska Stock will reflect the performance of the ENSTAR Alaska Group. The Seagull Common Stock will reflect separately the performance of the Company's remaining two business segments ("Seagull Energy") that consist of (i) natural gas exploration, development and production, and (ii) pipeline and marketing operations. Holders of Seagull Common Stock and ENSTAR Alaska Stock are holders of common stock of the Company and continue to be subject to all of the risks associated with an investment in the Company and all of its businesses and liabilities.

     The Company was incorporated in Texas in 1973 as a wholly owned subsidiary of Houston Oil & Minerals Corporation ("HO&M"). In March 1981, the Company became an independent entity as a result of the spinoff of its shares to the stockholders of HO&M. The Company's principal executive offices are located at 1001 Fannin, Suite 1700, Houston, Texas 77002, and the Company's telephone number is (713) 951-4700.

                                  THE OFFERING

ENSTAR Alaska Stock offered by the Company....   7,500,000 shares

Percentage of Equity Represented by
  Offered Shares..............................   The Company is offering shares of ENSTAR
                                                 Alaska Stock representing 100% of the equity
                                                 attributable to the ENSTAR Alaska Group.

Use of Proceeds...............................   All of the net proceeds of the Offering will
                                                 be used to repay amounts borrowed under the
                                                 Revolver, none of which debt is attributable
                                                 to the ENSTAR Alaska Group.

New York Stock Exchange Listing...............   Application will be made to list the ENSTAR
                                                 Alaska Stock under the symbol "SGE."


                              ENSTAR ALASKA GROUP

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                      THREE MONTHS ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                                     ------------------------------   -----------------------------------------
                                       PRO          HISTORICAL          PRO                HISTORICAL
                                      FORMA     -------------------    FORMA     ------------------------------
                                     1994(1)      1994       1993     1993(1)      1993       1992       1991
                                     --------   --------   --------   --------   --------   --------   --------
SUMMARY INCOME STATEMENT DATA:
  Revenues.........................  $ 36,266   $ 36,266   $ 39,192   $107,244   $107,244   $109,598   $129,615
  Depreciation and amortization....     1,949      1,949      1,856      7,511      7,511      7,184      6,978
  Operating profit.................     9,447      9,447      9,099     18,955     18,955     22,439     21,024
  Net earnings (2).................     4,782      4,782      4,552      7,048      7,048     12,039      9,626
  Earnings per common share........  $   0.64                         $   0.94
SUMMARY BALANCE SHEET DATA
  (END OF PERIOD):
  Property, plant and equipment --
    net............................             $161,140   $159,577              $162,004   $160,359   $160,136
  Total assets.....................              187,456    189,115               185,701    186,519    189,059
  Long-term debt...................               62,816     67,039                62,787     67,011     62,487
  Common equity....................               60,430     62,943                59,362     61,767     59,279
OPERATING DATA:
  Heating degree days (3)..........                3,887      3,908                 9,382     10,653     10,178
  Volumes (Bcf)(4):
    Gas sold.......................                 11.1       10.8                  28.9       30.9       35.3
    Gas transported................                  2.4        2.7                  11.3       10.2        4.3
    Combined.......................                 13.5       13.5                  40.2       41.1       39.6
  Margins ($ per Mcf)(4):
    Gas sold.......................                 1.45       1.45                  1.49       1.47       1.32
    Gas transported................                 0.39       0.37                  0.36       0.40       0.27
    Combined.......................                 1.26       1.23                  1.17       1.20       1.20
  Customers (end of period)........               88,576     86,653                88,198     86,413     84,816
  Capital expenditures.............             $  1,385   $  1,340              $ 10,094   $  9,024   $ 10,492

- ---------------

(1) The summary income statement data give effect to the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) pursuant to the Offering, as if the sale had occurred on January 1, 1993. No pro forma adjustments were necessary to the ENSTAR Alaska Group's historical combined balance sheet or operating data as of March 31, 1994 to give effect to the pro forma transaction described above. See "ENSTAR Alaska Group Unaudited Pro Forma Condensed Statement of Earnings."

(2) 1992 includes the cumulative effect of two changes in accounting principles aggregating $1.6 million. Effective January 1, 1992, the ENSTAR Alaska Group adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

(3) A measure of weather severity calculated by subtracting the mean temperature for each day from 65 degrees Fahrenheit. More heating degree days equate to colder weather. The average annual heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 10,431, 10,101 and 10,324, respectively. The average first quarter heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 4,057, 3,917 and 4,177, respectively.

(4) Mcf and Bcf represent one thousand cubic feet and one billion cubic feet of natural gas, respectively.

                           SEAGULL ENERGY CORPORATION

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                       THREE MONTHS ENDED MARCH 31,              YEAR ENDED DECEMBER 31,
                                    ----------------------------------  ------------------------------------------
                                       PRO            HISTORICAL          PRO                HISTORICAL
                                      FORMA     ----------------------   FORMA    --------------------------------
                                     1994(1)       1994        1993     1993(1)      1993        1992       1991
                                    ----------  ----------  ----------  --------  ----------  ----------  --------
SUMMARY INCOME STATEMENT DATA (2):
  Revenues......................... $  127,063  $  127,063  $  103,192  $409,523  $  377,165  $  238,829  $248,537
  Depreciation, depletion and
    amortization...................     39,020      39,020      28,085   131,772     116,556      63,231    52,902
  Operating profit.................     34,829      34,829      19,421    79,759      75,989      29,883    30,183
  Net earnings (3).................     13,880      12,915       3,853    27,690      27,198       6,688     5,107
  Earnings per common share:
    Historical (3)................. $       --  $     0.35  $     0.12  $     --  $     0.76  $     0.26  $   0.23
    Pro forma Seagull Energy.......       0.25                              0.58
    Pro forma ENSTAR Alaska
      Group........................       0.64                              0.94
SUMMARY SEGMENT DATA:
  Exploration and Production (2):
    Depreciation, depletion and
      amortization................. $   35,849  $   35,849  $   24,900  $118,768  $  103,552  $   52,855  $ 42,646
    Operating profit (loss)........     22,175      22,175       6,419    46,739      42,969      (1,613)    1,275
    Capital expenditures (4).......     21,294      21,294      20,496   110,798      97,818      32,115    58,459
  Pipeline and Marketing:
    Depreciation, depletion and
      amortization.................      1,222       1,222       1,329     5,493       5,493       3,192     3,278
    Operating profit...............      3,207       3,207       3,903    14,065      14,065       9,057     7,884
    Capital expenditures (5).......        391         391         578     2,115       2,115       1,622       634
  Alaska Transmission and
    Distribution:
    Depreciation, depletion and
      amortization.................      1,949       1,949       1,856     7,511       7,511       7,184     6,978
    Operating profit...............      9,447       9,447       9,099    18,955      18,955      22,439    21,024
    Capital expenditures...........      1,385       1,385       1,340    10,094      10,094       9,024    10,492
SUMMARY BALANCE SHEET DATA
  (END OF PERIOD) (2):
  Property, plant and
    equipment -- net............... $1,124,324  $1,124,324  $  927,211            $  933,189  $  937,802  $500,255
  Total assets.....................  1,317,578   1,317,578   1,087,989             1,118,251   1,102,964   618,552
  Long-term debt...................    505,363     632,363     448,039               459,787     608,011   219,154
  Shareholders' equity (6).........    577,144     450,144     411,819               439,379     243,673   235,797

- ---------------

(1) The summary income statement data and the summary segment data give effect to (i) the acquisition of Novalta Resources Inc. (the "Seagull Canada Acquisition"), financed initially under the credit agreement for the Company's Canadian subsidiary (the "Canadian Credit Agreement") and the Revolver and (ii) the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) pursuant to the Offering and the application of the estimated net proceeds of $127 million therefrom to repay amounts borrowed under the Revolver, as if both events had occurred on January 1, 1993. The summary balance sheet data as of March 31, 1994 give effect to the pro forma transactions and events described in clause (ii) above as if the sale had occurred on March 31, 1994. See "ENSTAR Alaska Group Unaudited Pro Forma Condensed Statements of Earnings" and "Seagull Energy Corporation Unaudited Pro Forma Condensed Financial Statements."

(2) Includes certain assets acquired in the Mid-Continent region (the "Mid-Continent Assets") since March 8, 1991, Seagull Mid-South Inc. (formerly Arkla Exploration Company) since December 31, 1992 and Seagull Energy Canada Ltd. (formerly Novalta Resources Inc. ("Novalta")) since January 4, 1994, the respective dates of such acquisitions.

(3) 1992 includes the cumulative effect of two changes in accounting principles aggregating $2.3 million or $0.09 per share. Effective January 1, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

(4) Exclusive of consideration paid for the Mid-Continent Assets in 1991, Seagull Mid-South Inc. in 1992 and Seagull Energy Canada Ltd. in 1994.

(5) Exclusive of consideration paid for two gas gathering systems in 1992.

(6) Reflects the December 13, 1991 and February 5, 1993 issuance and sale of 3,000,000 shares and 10,120,000 shares, respectively, of Seagull Common Stock pursuant to underwritten public offerings.

                            THE ENSTAR ALASKA STOCK

     The ENSTAR Alaska Stock will be one of two classes of common stock of the Company, the other being Seagull Common Stock. The ENSTAR Alaska Stock is intended to reflect the performance of the ENSTAR Alaska Group and to provide holders with financial returns based on the ENSTAR Alaska Group's performance. The Company will seek to attain these objectives through its dividend practices and policies. Dividends on the ENSTAR Alaska Stock will be paid at the discretion of the Board based primarily upon the financial condition, results of operations and business requirements of the ENSTAR Alaska Group and, to a lesser extent, the Company as a whole.

SPECIAL CONSIDERATIONS

  ENSTAR ALASKA GROUP

     Business Climate. The Anchorage area population was reported at 174,000 in 1980 by the U.S. Bureau of the Census. The population level peaked in 1985 at an estimated level of 248,000 and reached a subsequent low of 219,000 in 1988. Current estimates place the population at 242,600, which is approximately 45% of the total population of the state. As of July 1993, Anchorage employment had increased by 2,700 from the prior year to 121,000 jobs.

     The rapid population growth in the early 1980s is believed to have been caused by increased employment opportunities resulting from increased state governmental expenditures that were fueled by petroleum related revenues. With the collapse of oil prices in the mid-1980s, the state had to slow its level of spending, resulting in employment reductions, especially in the construction industry. While oil prices have seen some recovery since the mid-1980s, oil production levels are declining, and petroleum revenues are expected to decrease through the end of the century. Nevertheless, recent population and employment estimates continue to show modest economic growth in the ENSTAR Alaska Group's service area through the mid-1990s, followed by a leveling off. See "Business of the ENSTAR Alaska Group -- Business Climate."

     The ENSTAR Alaska Group historically has been able to increase its number of customers each year, despite the variations in population and employment described in "Business of the ENSTAR Alaska Group -- Business Climate." A portion of this customer growth has been achieved by expanding the distribution system into areas not previously served by the ENSTAR Alaska Group. Although the ENSTAR Alaska Group will continue to pursue growth opportunities with such expansions, there can be no assurance that such growth will continue to be economically viable.

     Competition. The ENSTAR Alaska Group competes primarily with municipal and cooperative electric power distributors and with various suppliers of fuel oil and propane for the available energy market. There are also extensive coal reserves proximate to the ENSTAR Alaska Group's operating area; however, such reserves are not presently being produced. Although the ENSTAR Alaska Group supplies natural gas to its customers at prices that at the present time economically preclude substitution of alternative fuels, there is no assurance that the competitive advantage over other alternative fuels will not be reduced or eliminated by the development of new energy technology or by changes in the price of oil or refined products. See "Business of the ENSTAR Alaska Group -- Gas Distribution System."

     Regulatory Considerations. The APUC has jurisdiction as to rates and charges for gas sales, construction of new facilities, extensions and abandonments of service and certain other matters. APC and ENG are regulated by the APUC on a combined basis as though they were a single entity. As a regulated company under APUC jurisdiction, the ENSTAR Alaska Group may apply to the APUC for rate increases if increased costs or other factors warrant. Since its inception in 1961, the ENSTAR Alaska Group has participated in only three formal rate proceedings, which were filed by the ENSTAR Alaska Group in 1975, 1981 and 1984.

     The 1984 proceeding was filed primarily in order to reflect the construction of the Beluga Pipeline System in ENG's rates. See "Business of the ENSTAR Alaska Group -- Gas Transmission System" and "-- Regulation." As a result of this proceeding, which was concluded in May 1986, the APUC granted the ENSTAR Alaska Group an aggregate rate increase of 20.27% and authorized a regulatory rate of return on common equity of 15.65%. If a rate proceeding were initiated with respect to the ENSTAR Alaska Group, the authorized rate of return on common equity could be reduced below the current authorized rate, and the reduction could be material. If such a reduction were to occur, the results of operations of the ENSTAR Alaska Group would be adversely affected, and the level of dividends on the ENSTAR Alaska Stock could be reduced. Although it has the power to do so, the APUC has never initiated a rate proceeding concerning the ENSTAR Alaska Group, and the Company is not aware of any plans by the APUC to take such an action. The Company is not aware of any general rate proceedings that have ever been initiated by the APUC with respect to any of the utilities subject to its jurisdiction, except as a direct result of requests by the affected utility that some action be taken with respect to its rates. See "Business of the ENSTAR Alaska Group -- Regulation."

     Seasonality and Weather. A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers and, to a lesser extent, power customers. Accordingly, the ENSTAR Alaska Group's business is seasonal, with approximately 65% of its revenues generated in the first and fourth quarters of each year. The heating degree days for 1993 were 9,382, approximately 10% warmer than the average heating degree days for the 30-year period ended December 31, 1993. Generally, consumption for heating purposes increases as heating degree days increase, with a corresponding improvement in the results of operations. During periods in which the weather in the ENSTAR Alaska Group's service area is warmer than normal, its results of operations will be adversely affected.

     Cash Flow from the ENSTAR Alaska Group to Seagull Energy. Since the Company acquired the ENSTAR Alaska Group in 1985, Seagull Energy has provided certain management and administrative services to the ENSTAR Alaska Group pursuant to a management and administrative services agreement (the "Management Agreement"). In consideration for these services, the ENSTAR Alaska Group has agreed to pay Seagull Energy an annual management fee equal to the greater of (i) $1,925,000 and (ii) the sum of (A) the direct cost of providing such services and (B) the allocable portion of Seagull Energy's general and administrative expenses associated with providing such services. The ENSTAR Alaska Group and Seagull Energy are also parties to a tax sharing agreement (the "Tax Sharing Agreement") pursuant to which the ENSTAR Alaska Group generally pays Seagull Energy an amount equal to the amount of income taxes that would be payable by the ENSTAR Alaska Group on a "stand alone" basis, excluding the effects of historical purchase accounting adjustments. The ENSTAR Alaska Group will continue to be included in the Company's consolidated group for income tax purposes and will continue to make payments to Seagull Energy under both the Management Agreement and the Tax Sharing Agreement. See "Special Considerations -- Cash Flow from the ENSTAR Alaska Group to Seagull Energy," "Management and Accounting Policies," and "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights."

  ENSTAR ALASKA STOCK

     Shareholders of One Company; Financial Effects of Seagull Energy Could Affect the ENSTAR Alaska Group. Holders of ENSTAR Alaska Stock and holders of Seagull Common Stock will be common shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses and liabilities. Financial effects arising from Seagull Energy that affect the Company's consolidated results of operations or financial condition could affect the financial position of the ENSTAR Alaska Group. If any of the Company's financial covenants in the Revolver is breached, no dividends may be paid on the ENSTAR Alaska Stock. See "Dividend Policy." In addition, any net losses of Seagull Energy and dividends or distributions on, or repurchases of, Seagull Common Stock will reduce the assets of the Company legally available for payment of dividends on the ENSTAR Alaska Stock. Accordingly, the Company's consolidated financial information should be read in conjunction with the ENSTAR Alaska Group's combined financial information.

     Fiduciary Duties. Although the Company is aware of no precedent concerning the manner in which Texas law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, the Company believes that a Texas court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional duties to any group of shareholders.

     Potential Conflicts of Interest. The existence of separate classes of common stock could give rise to occasions when the interests of holders of one class and the holders of the other class may diverge or appear to diverge. Examples include determinations by the Board to (i) pay or omit the payment of dividends on either class of common stock of the Company, (ii) allocate the proceeds of issuances of ENSTAR Alaska Stock subsequent to the Offering either to Seagull Energy in respect of its Retained Interest, if any, or to the equity of the ENSTAR Alaska Group, (iii) exchange Seagull Common Stock for ENSTAR Alaska Stock at a premium, (iv) approve dispositions of assets of the ENSTAR Alaska Group and (v) make operational and financial decisions with respect to one business group that could be considered to be detrimental to the other business group. Although the Board has not yet done so, the Board could, in its sole discretion from time to time, establish one or more committees of the Board to review matters raising conflict issues and report on such matters to the Board.

     Limited Additional Shareholder Rights. Holders of ENSTAR Alaska Stock will have only the rights of common shareholders of the Company, and will not be provided any rights specifically related to the ENSTAR Alaska Group, other than as described below under "Exchange and Redemption" and "Voting Rights." See "Special Considerations -- Limited Additional Shareholder Rights," "-- Limited Separate Shareholder Voting Rights; Effects on Voting Power," "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights" and "-- Exchange and Redemption."

     Limited Separate Shareholder Voting Rights; Effects on Voting
Power. Subject to certain limited exceptions, holders of shares of ENSTAR Alaska Stock and holders of shares of Seagull Common Stock will vote together as a single class (together with the holders of shares of all classes and series of capital stock of the Company entitled to vote together with the holders of shares of common stock of the Company) on all matters as to which common shareholders generally are entitled to vote. Holders of each class of common stock of the Company will have no rights to vote on matters as a separate class (except in certain limited circumstances). Separate meetings for the holders of each class of common stock of the Company will not be held.

     Certain matters as to which the holders of the Company's common stock could be so entitled to vote together as a single class could involve a divergence or the appearance of a divergence of the interests of holders of ENSTAR Alaska Stock and holders of Seagull Common Stock. Immediately following the Offering, holders of outstanding ENSTAR Alaska Stock are expected to have approximately 12% of the total voting power of the Company and holders of outstanding Seagull Common Stock are expected to have approximately 88% of the total voting power of the Company. It is unlikely that during the foreseeable future the holders of ENSTAR Alaska Stock would possess a majority of the total votes to which the outstanding voting stock of the Company would be entitled, although, in the event that there would be a significant increase in the Market Value of the ENSTAR Alaska Stock relative to the Market Value of the Seagull Common Stock or if additional shares of the ENSTAR Alaska Stock were issued, the number of votes to which such outstanding ENSTAR Alaska Stock would be entitled would increase. See "Special Considerations -- Limited Separate Shareholder Voting Rights; Effects on Voting Power" and "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights."

     Limited Approval Rights of Future Issuances of Stock. The approval of the shareholders of the Company would not be solicited by the Company for the issuance from the authorized but unissued shares of common stock of any additional shares of ENSTAR Alaska Stock or Seagull Common Stock (unless such approval is deemed advisable by the Board of Directors or is required by stock exchange regulations).

     Management and Accounting Policies Subject to Change. The Board of Directors has adopted certain management and accounting policies and agreements described herein with respect to dividends, the allocation of corporate expenses, assets and liabilities (including contingent liabilities) and inter-group transactions, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders, although the Board of Directors has no present intention to do so. In addition, the ENSTAR Alaska Group is subject to regulation by the APUC and has historically been operated as a separate business unit for which separate audited financial statements have been prepared on an annual basis. Accordingly, a majority of the accounting and management policies described in this Prospectus have historically been employed by the Company with respect to the ENSTAR Alaska Group, particularly in light of the regulation of the ENSTAR Alaska Group by the APUC.

     The Board of Directors may also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of ENSTAR Alaska Stock and holders of Seagull Common Stock, would be made by the Board of Directors in good faith and in the honest belief that such decision is in the best interests of the Company. Any such determination would also be made in light of the requirements imposed by the APUC that any transactions between the ENSTAR Alaska Group and its affiliates, including Seagull Energy, must be on terms comparable to arm's length transactions. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established.

     Potential Effects of Exchange of ENSTAR Alaska Stock. The terms of the ENSTAR Alaska Stock permit the exchange of all outstanding shares of ENSTAR Alaska Stock for Seagull Common Stock upon the terms described under "Description of Capital Stock -- ENSTAR Alaska Stock -- Exchange and Redemption." The Company cannot predict the impact of the potential for such exchanges or of any issuance of additional shares of Seagull Common Stock in connection with such an exchange on the market price of either class of common stock of the Company. In addition, any such exchange would preclude holders of ENSTAR Alaska Stock from retaining their investment in a security reflecting separately the performance of the ENSTAR Alaska Group.

     Limitations on Potential Unsolicited Acquisitions of the ENSTAR Alaska Group. If the ENSTAR Alaska Group were a stand-alone corporation, any person interested in acquiring such corporation without negotiation with management could seek control of the outstanding shares of ENSTAR Alaska Stock by means of a tender offer or proxy contest. Although the ENSTAR Alaska Stock is intended to reflect the performance of the ENSTAR Alaska Group, a person interested in acquiring only the ENSTAR Alaska Group without negotiation with the Company's management will still be required to seek control of the voting power represented by all of the outstanding capital stock of the Company entitled to vote on such acquisition, including the Seagull Common Stock. See "Limited Separate Shareholder Voting Rights; Effects on Voting Power" above.

     No Prior Market. As discussed above, the ENSTAR Alaska Stock is intended to reflect the performance of the Company's natural gas transmission and distribution operations in South-Central Alaska. Since there has been no prior market for ENSTAR Alaska Stock, however, there can be no assurance as to the degree to which the market price of ENSTAR Alaska Stock will reflect either the performance of the ENSTAR Alaska Group reflected in its financial statements or the dividend policy established by the Board of Directors. In addition, the Company cannot predict the impact on such market price of certain terms of the ENSTAR Alaska Stock, such as the ability of the Company to exchange shares of ENSTAR Alaska Stock for Seagull Common Stock, the discretion of the Board to make various determinations and the minority voting power of the ENSTAR Alaska Stock.

     Public Utility Holding Company Act of 1935. Any company that directly or indirectly owns, controls or holds with power to vote 10% or more of the outstanding voting securities of the Company would generally be deemed to be a "holding company" subject to the requirements of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). For purposes of the 1935 Act, the calculation of ownership of the voting securities of the Company will be made on the basis of the percentage of the voting power of the outstanding shares of common stock of the Company. Because the relative voting power between the ENSTAR Alaska Stock and the Seagull Common Stock fluctuates with the Market Values of such shares, as described in "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights," a shareholder could reach the 10% threshold without acquiring any additional shares. The Articles of Incorporation provide that, even if the respective Market Values of the ENSTAR Alaska Stock and the Seagull Common Stock fluctuate relative to the other class of common stock from time to time, the number of votes to which the ENSTAR Alaska Stock is entitled will not change until the next applicable record date. See "Special Considerations -- Public Utility Holding Company Act of 1935."

     For further discussion of the foregoing, see "Special Considerations."

DIVIDENDS AND DIVIDEND POLICY

     Dividends on the ENSTAR Alaska Stock will be paid at the discretion of the Board based primarily upon the financial condition, results of operations and business requirements of the ENSTAR Alaska Group and, to a lesser extent, the Company as a whole. The Board of Directors currently intends to pay an initial quarterly dividend on the ENSTAR Alaska Stock of $0.275 per share. Subject to the restrictions described below, if the financial condition and results of operations for the ENSTAR Alaska Group improve, and the business requirements for the ENSTAR Alaska Group permit, the Board of Directors currently intends that the level of dividends would be increased. While the Board of Directors does not currently intend to change the foregoing dividend policy, it reserves the right to do so at any time and from time to time. Under the Articles of Incorporation and Texas law, the Board of Directors would not be required to pay dividends in accordance with the foregoing dividend policy. The ENSTAR Alaska Group has paid a dividend in every year since 1972.

     Dividends on the ENSTAR Alaska Stock will be limited to the amount of funds of the Company legally available under the Texas Business Corporation Act (the "TBCA") for the payment of dividends by the Company on its capital stock, and subject to the prior payment of dividends on any outstanding shares of any class or series of preferred stock of the Company. Dividends on the ENSTAR Alaska Stock will be further limited to an amount not in excess of the Available ENSTAR Alaska Dividend Amount, which is intended to be similar to the amount that would be legally available for the payment of dividends on ENSTAR Alaska Stock under the TBCA if the ENSTAR Alaska Group were a separate company. There can be no assurance that there will be an Available ENSTAR Alaska Dividend Amount. See "Dividend Policy."

     The TBCA limits the amount of distributions on capital stock to the legally available funds of the Company, which are determined on the basis of the entire Company, and not just the respective business groups. Consequently, the amount of legally available funds for payment of dividends on the ENSTAR Alaska Stock will reflect the amount of any net losses of the ENSTAR Alaska Group and of Seagull Energy and any distributions on, or repurchases of, the ENSTAR Alaska Stock or the Seagull Common Stock.

     For a description of the restrictions on the payment of dividends contained in the Company's and APC's debt instruments, see "Dividend Policy." Under the Revolver, as of March 31, 1994, approximately $27.5 million was generally available for payment of dividends on or repurchases of capital stock of the Company. In addition, the Revolver contains a special "basket" with respect to dividend payments on the ENSTAR Alaska Stock. Pursuant to this basket, as of March 31, 1994, $24.8 million was available for payment of dividends on the ENSTAR Alaska Stock. See "Dividend Policy."

EXCHANGE AND REDEMPTION

     If the Company were to dispose of all or substantially all of the properties and assets of the ENSTAR Alaska Group, the Company would be required, subject to certain exceptions and conditions, to:

     (A) declare and pay a dividend to the holders of the ENSTAR Alaska Stock in an amount equal to their proportionate interest in the Net Proceeds of such Disposition; or

     (B) (1) if the Disposition involves all (not merely substantially all) of the assets and properties of the ENSTAR Alaska Group, then, if there are funds of the Company legally available therefor, redeem all outstanding shares of ENSTAR Alaska Stock for an aggregate payment equal to their proportionate interest in the Net Proceeds of such Disposition; or

         (2) if the Disposition involves substantially all (but not all) of the assets and properties of the ENSTAR Alaska Group or if the Company does not have sufficient funds legally available to make the full payment contemplated pursuant to clause (B)(1), then, to the extent that there are funds of the Company legally available therefor, redeem the number of whole shares of ENSTAR Alaska Stock that has an aggregate average Market Value, calculated during a specified 10-Business Day period following consummation of such Disposition, closest to the Net Proceeds of such Disposition; or

     (C) exchange each outstanding share of ENSTAR Alaska Stock for a number of shares of Seagull Common Stock equal to 110% of an average daily ratio of the Market Value of one share of ENSTAR Alaska Stock to one share of Seagull Common Stock calculated during a specified 10-Business Day period following the consummation of such Disposition.

     For the definition of "substantially all of the properties and assets of the ENSTAR Alaska Group," see "Description of Capital Stock -- ENSTAR Alaska Stock -- Exchange and Redemption."

     The Company could, in the sole discretion of the Board, within one year after a dividend or partial redemption pursuant to clause (A) or (B)(2) above, exchange each remaining outstanding share of ENSTAR Alaska Stock for a number of shares of Seagull Common Stock equal to 110% of the ratio of a time-weighted average of the Market Value of one share of ENSTAR Alaska Stock to one share of Seagull Common Stock. For information concerning the ratios used to calculate the number of shares of Seagull Common Stock to be received in the exchanges described above, see "Description of Capital Stock -- ENSTAR Alaska
Stock -- Exchange and Redemption."

     At any time on or after the date on which all of the assets and liabilities of the ENSTAR Alaska Group (and no other assets or liabilities) are held directly or indirectly by a wholly owned subsidiary of the Company, the outstanding shares of the ENSTAR Alaska Stock could be exchanged, in the sole discretion of the Board, for shares of common stock of such subsidiary.

     The Company could, in the sole discretion of the Board, at any time exchange each outstanding share of ENSTAR Alaska Stock for shares of Seagull Common Stock equal to 115% of the ratio of a time-weighted average of the Market Value of one share of ENSTAR Alaska Stock to one share of Seagull Common Stock. This option provides the Company with flexibility to alter its capital structure if warranted by future events and circumstances.

VOTING RIGHTS

     The holders of ENSTAR Alaska Stock and Seagull Common Stock will vote together as a single class (with the holders of all classes and series of capital stock, if any, of the Company entitled to vote together with the holders of common stock of the Company) on all matters as to which holders of common stock of the Company are entitled to vote other than a matter with respect to which such class would be entitled to vote separately. On all matters to be voted on as a single class by the holders of all classes of common stock of the Company (together with the holders of any such class or series of capital stock entitled to vote therewith) (i) each outstanding share of Seagull Common Stock will have one vote and (ii) each outstanding share of ENSTAR Alaska Stock will have a number of votes equal to the ratio of a time-weighted average of the Market Value of one share of ENSTAR Alaska Stock to one share of Seagull Common Stock (calculated during a specified period prior to the record date or shareholder consent date). If shares of only one class of common stock of the Company were outstanding, each share of that class would have one vote. If either class of common stock of the Company was entitled to vote separately as a class with respect to any matter, each share of that class would be entitled to one vote in the separate vote on such matter.

     In addition to such other vote or consent as shall then be required by law, the Articles of Incorporation or the Bylaws, the vote or consent of the holders of at least two-thirds of all the shares of ENSTAR Alaska Stock then outstanding, voting as a separate class, is necessary in certain other circumstances. A separate class vote of the holders of Seagull Common Stock is necessary in similar circumstances. See "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights."

MERGERS AND CONSOLIDATIONS

     The holders of the outstanding shares of ENSTAR Alaska Stock and Seagull Common Stock will be entitled to receive, or have their shares converted into, a fraction of the consideration, if any, attributable to the common stock of the Company pursuant to the terms of any merger or consolidation to which the Company is a party in proportion to the relative time-weighted average Market Capitalization of each class of common stock.

LIQUIDATION

     In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after preferential payments to the holders of preferred stock of the Company, the holders of the outstanding shares of ENSTAR Alaska Stock and Seagull Common Stock will be entitled to receive a fraction of the funds of the Company remaining for distribution to its common shareholders in proportion to the relative time-weighted average Market Capitalization of each class of common stock.

RETAINED INTEREST OF SEAGULL ENERGY IN ENSTAR ALASKA GROUP; OUTSTANDING INTEREST FRACTION

     To the extent that the number of shares of ENSTAR Alaska Stock issued and sold in the Offering represents less than 100% of the equity attributable to the ENSTAR Alaska Group, the Company will retain and attribute to Seagull Energy a "Retained Interest" in the ENSTAR Alaska Group. Seagull Energy's Retained Interest in the ENSTAR Alaska Group will not be represented by actual shares of the ENSTAR Alaska Stock and could not be voted by Seagull Energy.

     The "Outstanding Interest Fraction" means the percentage interest in the ENSTAR Alaska Group intended to be represented at any time by the outstanding shares of ENSTAR Alaska Stock, and the "Retained Interest Fraction" means the remaining percentage interest in the ENSTAR Alaska Group that is attributed to Seagull Energy. The sum of the Outstanding Interest Fraction and the Retained Interest Fraction would always equal 100%. The "Number of Shares Issuable with Respect to the Retained Interest" means the number of shares of ENSTAR Alaska Stock that could be sold or otherwise issued by the Company for the account of Seagull Energy in respect of its Retained Interest.

     The Company intends to use the net proceeds of the Offering to repay amounts borrowed under the Revolver, none of which debt is attributable to the ENSTAR Alaska Group. See "Use of Proceeds." In future offerings of ENSTAR Alaska Stock, the Board would, in its sole discretion, determine the allocation of the net proceeds of such sale between Seagull Energy in respect of its Retained Interest, if any, and the ENSTAR Alaska Group. If the Board allocated 100% of the net proceeds of a sale of ENSTAR Alaska Stock to the ENSTAR Alaska Group or to Seagull Energy, the net proceeds would be reflected entirely in the financial statements of the business group to which such proceeds would be allocated. If the net proceeds of an offering of ENSTAR Alaska Stock were allocated to Seagull Energy's Retained Interest in the ENSTAR Alaska Group, the Number of Shares Issuable with Respect to the Retained Interest of Seagull Energy in the ENSTAR Alaska Group would be reduced. Assuming the existence of a Retained Interest following the Offering, if the net proceeds of a subsequent offering of ENSTAR Alaska Stock were not allocated to Seagull Energy, the relevant Number of Shares Issuable with Respect to the Retained Interest in the ENSTAR Alaska Group would not be reduced, but the Retained Interest Fraction with respect to the ENSTAR Alaska Group would nonetheless be reduced, and the Outstanding Interest Fraction with respect to the ENSTAR Alaska Group would be increased accordingly.

     In the event of any dividend or other distribution on outstanding shares of ENSTAR Alaska Stock (including any dividend of, or redemption with, Net Proceeds from a Disposition), while Seagull Energy has a Retained Interest in the ENSTAR Alaska Group, Seagull Energy's financial statements would be credited with, and the ENSTAR Alaska Group's financial statements would be charged with, an amount that bears the same relation to the aggregate amount of such dividend or other distribution as the ratio of the Number of Shares Issuable with Respect to the Retained Interest to the number of shares of ENSTAR Alaska Stock then outstanding.

     In the event that the Company repurchases shares of ENSTAR Alaska Stock for consideration that is attributable to the ENSTAR Alaska Group, the Number of Shares Issuable with Respect to the Retained Interest would not change, but the Retained Interest Fraction would increase, and the Outstanding Interest Fraction would decrease accordingly. In the event that the Company repurchases shares of ENSTAR Alaska Stock for consideration that is attributable to Seagull Energy, the Number of Shares Issuable with Respect to the Retained Interest and the Retained Interest Fraction would increase, and the Outstanding Interest Fraction would decrease accordingly.

     The Board of Directors could, in its sole discretion, determine from time to time to transfer cash or other property from the ENSTAR Alaska Group to Seagull Energy as a return of capital, which would decrease Seagull Energy's Retained Interest in the ENSTAR Alaska Group and, accordingly, would decrease the Retained Interest Fraction and increase the Outstanding Interest Fraction. The Board of Directors could, in its sole discretion, determine from time to time to contribute cash or other property of Seagull Energy as additional equity to the ENSTAR Alaska Group, which would increase Seagull Energy's Retained Interest in the ENSTAR Alaska Group and, accordingly, would increase the Retained Interest Fraction and decrease the Outstanding Interest Fraction.

     For further discussion of, and illustrations of the calculation of the Retained Interest Fraction, the Outstanding Interest Fraction and the Number of Shares Issuable with Respect to the Retained Interest and the effects thereon of dividends on, and issuances and repurchases of, shares of the ENSTAR Alaska Stock, and transfers of cash or other property attributed to Seagull Energy to the ENSTAR Alaska Group, see "Description of Capital Stock -- Retained Interest of Seagull Energy in ENSTAR Alaska Group; Outstanding Interest Fraction" and Annex II to this Prospectus.

                                USE OF PROCEEDS

     The estimated net proceeds to Seagull Energy Corporation from the Offering, after the deduction of estimated underwriting discounts and commissions and offering expenses, will be approximately $127 million, which will be used to repay borrowings under the Revolver. None of such indebtedness is attributable to the ENSTAR Alaska Group. At April 30, 1994, the effective interest rate applicable to borrowings under the Revolver was 5.0% per annum. See "Seagull Energy Corporation -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the ENSTAR Alaska Group and the Company as of March 31, 1994, and as adjusted, with respect to the Company, to give effect to the sale and issuance of the ENSTAR Alaska Stock in the Offering and the application of the estimated net proceeds therefrom of approximately $127 million to repay borrowings under the Revolver. The net proceeds of the Offering will be reflected entirely in the combined financial statements of Seagull Energy. The Offering will not have a pro forma effect on the historical capitalization of the ENSTAR Alaska Group.

                                                                MARCH 31, 1994
                                                    --------------------------------------
                                                     ENSTAR            SEAGULL ENERGY
                                                     ALASKA             CORPORATION
                                                     GROUP        ------------------------
                                                    --------                        AS
                                                     ACTUAL        ACTUAL        ADJUSTED
                                                    --------      ---------      ---------
                                                            (DOLLARS IN THOUSANDS)
    Total debt (including current maturities of
      $1,536,000 and unamortized debt discount of
      $1,336,000).................................  $ 64,352     $  633,899     $  506,899
    Common equity.................................    60,430             --             --
    Shareholders' equity..........................        --        450,144        577,144
                                                    --------      ---------      ---------
    Total capitalization..........................  $124,782     $1,084,043     $1,084,043
                                                    --------      ---------      ---------
                                                    --------      ---------      ---------
    Total debt to total capitalization ratio......      51.6%          58.5%          46.8%
                                                    --------      ---------      ---------
                                                    --------      ---------      ---------

                                DIVIDEND POLICY

     The Board of Directors currently intends to pay an initial quarterly dividend on the ENSTAR Alaska Stock of $0.275 per share. The Company currently intends to begin paying dividends on the ENSTAR Alaska Stock in the third quarter of 1994. Dividends on the ENSTAR Alaska Stock will be paid at the discretion of the Board based primarily upon the financial condition, results of operations and business requirements of the ENSTAR Alaska Group and, to a lesser extent, the Company as a whole. Subject to the restrictions described below, if the financial condition and results of operations for the ENSTAR Alaska Group improve, and the business requirements for the ENSTAR Alaska Group permit, the Board of Directors currently intends that the level of dividends would be increased. While the Board of Directors does not currently intend to change the dividend policy referred to above, it reserves the right to do so at any time and from time to time. Under the Articles of Incorporation and Texas law, the Board of Directors is not required to pay dividends in accordance with the foregoing dividend policy. The ENSTAR Alaska Group has paid a dividend in every year since 1972.

     In making its dividend decisions with respect to the ENSTAR Alaska Stock, the Board of Directors will rely on the financial statements of the ENSTAR Alaska Group, as well as, to a lesser extent, the financial statements of the Company. The method of calculating earnings per share for the ENSTAR Alaska Stock reflects the intent of the Board of Directors that separately reported surplus and earnings of the ENSTAR Alaska Group are to be the source for payment of, and the basis for determining, dividends to be paid on the ENSTAR Alaska Stock, although liquidation rights of the ENSTAR Alaska Stock and legally available funds of the Company may be based on different factors.

     Subject to the restrictions on the funds out of which dividends on each of the ENSTAR Alaska Stock and the Seagull Common Stock may be paid, as described below in the next paragraph and under "Description of Capital Stock -- ENSTAR Alaska Stock -- Dividends" and "-- Seagull Common Stock -- Dividends," the Board of Directors would be able, in its sole discretion, to declare and pay dividends exclusively on either the ENSTAR Alaska Stock or the Seagull Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amount of funds available for dividends on each class, the amount of prior dividends declared on each class or any other factor. The Company has not paid any cash dividends on shares of Seagull Common Stock since it became an independent entity in 1981.

     The Revolver generally restricts the Company's declaration or payment of dividends on and repurchases of capital stock of the Company except for dividend payments (other than dividend payments made pursuant to the special provisions described in the paragraph below) which do not exceed, in the aggregate, (i) $20 million, plus (ii) 33 1/3% of the net income of Seagull Energy after December 31, 1993, plus (iii) 100% of the net income of the ENSTAR Alaska Group after December 31, 1993, minus (iv) any dividend payments attributable to the ENSTAR Alaska Stock. As of March 31, 1994, approximately $27.5 million was available for payment of dividends on or repurchase of capital stock of the Company pursuant to this provision.

     The Revolver also permits dividends in the form of additional shares of common stock of the Company or dividends payable on up to $150 million of preferred stock. The Revolver also contains a special "basket" with respect to the ENSTAR Alaska Stock. This provision permits dividend payments on the ENSTAR Alaska Stock that do not exceed, in the aggregate, (i) $20 million plus (ii) 100% of the net income of the ENSTAR Alaska Group after December 31, 1993. Under the most restrictive of these tests, as of March 31, 1994, approximately $24.8 million was available for payment of dividends on or repurchase of the ENSTAR Alaska Stock pursuant to this basket.

     The Revolver prohibits the payment of any of the foregoing non-stock dividends if an Event of Default or unmatured Event of Default shall have occurred and be continuing. An Event of Default would occur if, among other things, any of the financial covenants set forth in the Revolver is breached. These financial covenants include covenants that provide that the Company will not permit (i) the Tangible Net Worth of the Company (which was $450.1 million as of March 31, 1994) to be less than $363.2 million plus 50% of the Company's net income, if positive, after December 31, 1994 plus 75% of the net cash proceeds of any issuance of equity securities after such date, (ii) the ratio of the Company's earnings before interest expense, taxes, depreciation and amortization to the Company's interest expense (including operating lease rentals and capitalized interest) (which was 5.1:1.0 as of March 31, 1994) to be less than 3.5:1.0, or (iii) the Debt to Capitalization Ratio (which was 58.8% as of March 31, 1994) to be more than 65%. In addition, the Company cannot permit the ratio of the funded debt of the ENSTAR Alaska Group to the sum of such funded debt plus the Tangible Net Worth of the ENSTAR Alaska Group (which was 51.6% as of March 31, 1994) to be more than 60%. Furthermore, the ratio of the ENSTAR Alaska Group's indebtedness for borrowed money to the sum of such indebtedness plus the Tangible Net Worth of the ENSTAR Alaska Group (which was 51.6% as of March 31,
1994) may not exceed 75%. The capitalized terms used herein to describe the restrictions contained in the Revolver have the meanings assigned to them in the Revolver.

     The Company's ability to pay dividends on ENSTAR Alaska Stock will be partially dependent on the availability of APC's cash flows to the Company by way of dividends. The senior unsecured notes of APC provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of APC. Under the most restrictive of these provisions, approximately $14.3 million was available for the making of restricted investments, restricted payments and restricted subordinated debt payments by APC as of March 31, 1994.

                             SPECIAL CONSIDERATIONS

ENSTAR ALASKA GROUP

  BUSINESS CLIMATE

     The Anchorage area population was reported at 174,000 in 1980 by the U.S. Bureau of the Census. The population level peaked in 1985 at an estimated level of 248,000 and reached a subsequent low of 219,000 in 1988. Current estimates place the population at 242,600, which is approximately 45% of the total population of the state. As of July 1993, Anchorage employment had increased by 2,700 from the prior year to 121,000 jobs.

     The rapid population growth in the early 1980s is believed to have been caused by increased employment opportunities resulting from increased state governmental expenditures that were fueled by petroleum related revenues. With the collapse of oil prices in the mid-1980s, the state had to slow its level of spending, resulting in employment reductions, especially in the construction industry. While oil prices have seen some recovery since the mid-1980s, oil production levels are declining, and petroleum revenues are expected to decrease through the end of the century. Nevertheless, recent population and employment estimates continue to show modest economic growth in the ENSTAR Alaska Group's service area through the mid-1990s, followed by a leveling off.

     The ENSTAR Alaska Group historically has been able to increase its number of customers each year, despite the variations in population and employment described in "Business of the ENSTAR Alaska Group -- Business Climate." A portion of this customer growth has been achieved by expanding the distribution system into areas not previously served by the ENSTAR Alaska Group. Although the ENSTAR Alaska Group will continue to pursue growth opportunities with such expansions, there can be no assurance that such growth will continue to be economically viable.

  COMPETITION

     The ENSTAR Alaska Group competes primarily with municipal and cooperative electric power distributors and with various suppliers of fuel oil and propane for the available energy market. There are also extensive coal reserves proximate to the ENSTAR Alaska Group's operating area; however, such reserves are not presently being produced. Although the ENSTAR Alaska Group supplies natural gas to its customers at prices that at the present time economically preclude substitution of alternative fuels, there is no assurance that the competitive advantage over other alternative fuels will not be reduced or eliminated by the development of new energy technology or by changes in the price of oil or refined products. Additionally, if any existing customers of the ENSTAR Alaska Group were to choose to purchase gas directly from producers, the ENSTAR Alaska Group's natural gas volumes delivered on a purchase/resale basis would decline. However, because the large distance of remaining user facilities from producing fields would preclude pipeline by-pass, the ENSTAR Alaska Group would expect to collect a fee for transporting that gas equivalent to the margin earned on sales volumes for those customers. See "Business of the ENSTAR Alaska Group -- Gas Distribution System."

  REGULATORY CONSIDERATIONS

     The APUC has jurisdiction as to rates and charges for gas sales, construction of new facilities, extensions and abandonments of service and certain other matters. APC and ENG are regulated by the APUC on a combined basis as though they were a single entity. As a regulated company under APUC jurisdiction, the ENSTAR Alaska Group may apply to the APUC for rate increases if increased costs or other factors warrant. Since its inception in 1961, the ENSTAR Alaska Group has participated in only three formal rate proceedings, which were filed by the ENSTAR Alaska Group in 1975, 1981 and 1984.

     The 1984 proceeding was filed primarily in order to reflect the construction of the Beluga Pipeline System in ENG's rates. See "Business of the ENSTAR Alaska Group -- Gas Transmission System" and "-- Regulation." As a result of this proceeding, which was concluded in May 1986, the APUC granted the ENSTAR Alaska Group an aggregate rate increase of 20.27% and authorized a regulatory rate of return on common equity of 15.65%. If a rate proceeding were initiated with respect to the ENSTAR Alaska Group, the authorized regulatory rate of return on common equity could be reduced below the current authorized rate, and the reduction could be material. If such a reduction were to occur, the results of operations of the ENSTAR Alaska Group would be adversely affected, and the level of dividends on the ENSTAR Alaska Stock could be reduced. Although it has the power to do so, the APUC has never initiated a rate proceeding concerning the ENSTAR Alaska Group, and the Company is not aware of any plans by the APUC to take such an action. The Company is not aware of any general rate proceedings that have ever been initiated by the APUC with respect to any of the utilities subject to its jurisdiction, except as a direct result of requests by the affected utility that some action be taken with respect to its rates. See "Business of the ENSTAR Alaska Group -- Regulation."

  SEASONALITY AND WEATHER

     A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers and, to a lesser extent, power customers. Accordingly, the ENSTAR Alaska Group's business is seasonal, with approximately 65% of its revenues generated in the first and fourth quarters of each year. The heating degree days for 1993 were 9,382, approximately 10% warmer than the average heating degree days for the 30-year period ended December 31, 1993. Generally, consumption for heating purposes increases as heating degree days increase, with a corresponding improvement in results of operations. During periods in which the weather in the ENSTAR Alaska Group's service area is warmer than normal, its results of operations will be adversely affected.

  CASH FLOW FROM THE ENSTAR ALASKA GROUP TO SEAGULL ENERGY

     Since 1985, Seagull Energy has provided certain management and administrative services to the ENSTAR Alaska Group. In consideration for these services, the ENSTAR Alaska Group has agreed to pay Seagull Energy an annual management fee equal to the greater of (i) $1,925,000 and (ii) the sum of (A) the direct cost of providing such services and (B) the allocable portion of Seagull Energy's general and administrative expenses associated with providing such services. The Management Agreement will continue in effect following the Offering. The ENSTAR Alaska Group and Seagull Energy are also parties to the Tax Sharing Agreement pursuant to which the ENSTAR Alaska Group generally pays Seagull Energy an amount equal to the amount of income taxes that would be payable by the ENSTAR Alaska Group on a "stand alone" basis, excluding the effects of historical purchase accounting adjustments. The ENSTAR Alaska Group will continue to be included in the Company's consolidated group for income tax purposes after the Offering and the Tax Sharing Agreement would continue in effect. See "Management and Accounting Policies" and "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights."

ENSTAR ALASKA STOCK

  SHAREHOLDERS OF ONE COMPANY; FINANCIAL EFFECTS OF SEAGULL ENERGY COULD AFFECT
     THE ENSTAR ALASKA GROUP

     Notwithstanding the allocation of assets and liabilities (including contingent liabilities), shareholders' equity and items of income and expense between the ENSTAR Alaska Group and Seagull Energy for the purpose of preparing their respective financial statements, the change in the equity structure of the Company will not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. The Company and its subsidiaries will each continue to be responsible for their respective liabilities. Holders of ENSTAR Alaska Stock and Seagull Common Stock will be common shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses and liabilities.

     Financial effects arising from Seagull Energy that affect the Company's consolidated results of operations or financial condition could affect the financial position of the ENSTAR Alaska Group or the market price of the ENSTAR Alaska Stock. If any of the Company's financial covenants in the Revolver is breached, no dividends may be paid on the ENSTAR Alaska Stock. See "Dividend Policy." In addition, any net losses of Seagull Energy or the ENSTAR Alaska Group and dividends or distribution on, or repurchases of, common stock will reduce the assets of the Company legally available for payment of dividends on the ENSTAR Alaska Stock. Accordingly, the Company's consolidated financial information should be read in conjunction with the ENSTAR Alaska Group's combined financial information. The Company will continue to prepare consolidated financial statements and also provide such consolidated financial statements and upon request the financial information of Seagull Energy to the holders of the ENSTAR Alaska Stock.

  FIDUCIARY DUTIES

     Although the Company is aware of no precedent concerning the manner in which Texas law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, the Company believes that a Texas court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional duties to any group of shareholders. That duty is the fiduciary duty to act in good faith and in the honest belief that its actions are in the Company's best interests. The Company believes that, under Texas law, a good faith determination by a disinterested and adequately informed board, or a committee thereof, which the directors honestly believe is in the best interests of the corporation, would be a defense to any challenge by or on behalf of the holders of either class of stock to a board determination that could have a disparate effect on different classes of stock.

     Disproportionate ownership interests of members of the Board of Directors in one or both classes of common stock of the Company or disparate values between both classes of common stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different classes. Nevertheless, the Company believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of both classes of common stock were disproportionate and/or had disparate values. Under the terms of the Company's employee stock option plans and the stock option plan for nonemployee directors, employee and nonemployee directors will continue to receive options to purchase only shares of Seagull Common Stock. However, the Company currently intends to amend its thrift plans to provide employees (including directors who are employees) with an option to have a portion of their accounts invested in shares of ENSTAR Alaska Stock. In addition, the Company also currently intends to amend its supplemental benefit plans and the plan that covers deferral of nonemployee directors' retainer fees to provide employee and nonemployee directors, as applicable, with an option to have a portion of their accounts under such plans allocated to "phantom stock" units, which will be designed to have the same value and the same dividend and liquidation characteristics as the ENSTAR Alaska Stock.

  POTENTIAL CONFLICTS OF INTEREST

     The existence of separate classes of common stock could give rise to occasions when the interests of holders of ENSTAR Alaska Stock and the holders of Seagull Common Stock may diverge or appear to diverge. Examples include determinations by the Board to (i) pay or omit the payment of dividends on either class of common stock of the Company, (ii) allocate the proceeds of issuances of ENSTAR Alaska Stock subsequent to the Offering either to Seagull Energy in respect of its Retained Interest, if any, or to the equity of the ENSTAR Alaska Group, (iii) exchange Seagull Common Stock for ENSTAR Alaska Stock at a premium, (iv) approve dispositions of assets of the ENSTAR Alaska Group and
(v) make operational and financial decisions with respect to one group that could be considered to be detrimental to the other business group. Each of the foregoing potential conflicts of interest is discussed below:

     NO ASSURANCE OF PAYMENT OF DIVIDENDS. Dividends on the ENSTAR Alaska Stock are limited under Texas law to legally available funds and are subject to the prior payment of dividends on outstanding shares of any class or series of capital stock of the Company with preferential dividend provisions. Dividends on the ENSTAR Alaska Stock will also be subject to the direct and indirect restrictions contained in the Revolver and other financing arrangements. See "Dividend Policy." Notwithstanding the amount of legally available funds of the Company under Texas law or the Available ENSTAR Alaska Dividend Amount described below, dividends on the capital stock in the aggregate may not at any time exceed the amount then permitted under the limitations in such debt instruments. Payment of dividends on either class of common stock will decrease the amount of funds available under such limitations for the payment of dividends on both classes of common stock. The Board of Directors reserves the right, in its sole discretion, to declare and pay dividends exclusively on the ENSTAR Alaska Stock or exclusively on the Seagull Common Stock, or on both, in equal or unequal amounts, notwithstanding the respective amount of funds legally available for dividends on each class, the amount of prior dividends declared on each class or any other factor. See "Dividend Policy." The Company has not paid any cash dividends on shares of Seagull Common Stock since it became an independent entity in 1981.

     ALLOCATION OF PROCEEDS UPON ISSUANCE OF ENSTAR ALASKA STOCK. The Company intends to use the net proceeds of the Offering to repay amounts borrowed under the Revolver, none of which debt is attributable to the ENSTAR Alaska Group. In future offerings of ENSTAR Alaska Stock, the Board would, in its sole discretion, determine the allocation of the net proceeds of such sale between Seagull Energy, in respect of its Retained Interest, if any, and the ENSTAR Alaska Group. If the Board allocated 100% of the net proceeds of a sale of ENSTAR Alaska Stock to the ENSTAR Alaska Group, the net proceeds would be reflected entirely in the financial statements of the ENSTAR Alaska Group. To the extent a Retained Interest in the ENSTAR Alaska Group continues to be attributed to Seagull Energy, net proceeds from any future offerings of ENSTAR Alaska Stock could be allocated to Seagull Energy or to both Seagull Energy and the ENSTAR Alaska Group, in which event the net proceeds would be reflected in the financial statements of the respective business group as allocated. See "Description of Capital Stock -- Retained Interest of Seagull Energy in ENSTAR Alaska Group; Outstanding Interest Fraction" below.

     OPTIONAL EXCHANGE OF ENSTAR ALASKA STOCK. The Board could, in its sole discretion, determine to exchange shares of ENSTAR Alaska Stock for shares of Seagull Common Stock at a 15% premium at any time or a 10% premium following any dividend or partial redemption undertaken in connection with a disposition of all or substantially all of the properties or assets of the ENSTAR Alaska Group. This determination could be made at a time when either or both the ENSTAR Alaska Stock and the Seagull Common Stock may be considered to be overvalued or undervalued. In addition, any such exchange at either the 10% or the 15% premium would dilute the interests in the Company of the holders of Seagull Common Stock and could preclude holders of both classes of common stock of the Company from retaining their investment in a security that is intended to reflect separately the performance of the relevant business group. See "Description of Capital Stock -- ENSTAR Alaska Stock -- Exchange and Redemption" below.

     DISPOSITIONS OF ENSTAR ALASKA GROUP ASSETS. Assuming the assets of the ENSTAR Alaska Group continue to represent less than substantially all of the properties and assets of the Company, the Board could, in its sole discretion and without shareholder approval, approve sales and other dispositions of any amount of the properties and assets of the ENSTAR Alaska Group since Texas law requires shareholder approval only for a sale or other disposition of all or substantially all of the properties and assets of the entire Company not in the "usual and regular course of business." Furthermore, under the TBCA, a sale would be in the "usual and regular course of business" if the Company, directly or indirectly, either continues to engage in one or more businesses or applies a portion of the consideration received in connection with the sale to the conduct of a business in which the Company (either through the ENSTAR Alaska Group, Seagull Energy or another business group) engages following the transaction. However, the Articles of Incorporation contains provisions that, in the event of a Disposition (as hereinafter defined) of all or substantially all of the properties and assets of the ENSTAR Alaska Group, require the Company to either
(i) distribute to holders of the ENSTAR Alaska Stock an amount equal to their proportionate interest in the Net Proceeds of such Disposition, either by special dividend or by redemption of all or part of the outstanding shares of the ENSTAR Alaska Stock, or (ii) exchange the outstanding shares of ENSTAR Alaska Stock for a number of shares of Seagull Common Stock equal to 110% of an average daily ratio of the Market Value of one share of ENSTAR Alaska Stock to the Market Value of one share of Seagull Common Stock. See "Description of Capital Stock -- ENSTAR Alaska Stock -- Exchange and Redemption" below.

     OPERATIONAL AND FINANCIAL DECISIONS. The Board could, in its sole discretion, from time to time, make operational and financial decisions that affect disproportionately the businesses of the ENSTAR Alaska Group and Seagull Energy, such as transfers of funds between such groups. The decision to provide funds to one business group may adversely affect the ability of the other group to obtain funds sufficient to implement its growth strategies. Although the Board has not yet done so, the Board could, in its sole discretion, from time to time, establish one or more committees of the Board to review matters raising conflict issues and to report to the Board on such matters.

  LIMITED ADDITIONAL SHAREHOLDER RIGHTS

     Holders of ENSTAR Alaska Stock will have only the rights of common shareholders of the Company, and will not be provided any rights specifically related to the ENSTAR Alaska Group, other than (i) the two-thirds separate class vote requirements under certain limited circumstances, as described under "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights" below,
(ii) the dividend/redemption/exchange provisions described under "Description of Capital Stock -- ENSTAR Alaska Stock -- Exchange and Redemption" below and
(iii) certain limited class voting rights provided under Texas law. See
"Limited Separate Shareholder Voting Rights; Effects on Voting Power" below.

  LIMITED SEPARATE SHAREHOLDER VOTING RIGHTS; EFFECTS ON VOTING POWER

     Subject to certain limited exceptions, holders of shares of ENSTAR Alaska Stock and holders of shares of Seagull Common Stock will vote together as a single class (together with the holders of shares of all classes and series of capital stock of the Company entitled to vote together with the holders of shares of common stock of the Company) on all matters as to which common shareholders generally are entitled to vote. Holders of each class of common stock of the Company will have no rights to vote on matters as a separate class (except in certain limited circumstances as described below). Separate meetings for the holders of each class of common stock of the Company will not be held.

     Certain matters as to which the holders of the Company's common stock could be entitled to vote together as a single class could involve a divergence or the appearance of a divergence of the interests of the holders of ENSTAR Alaska Stock and holders of Seagull Common Stock. When a vote is taken on any matter as to which all stock is voting together as one class, the class of common stock that is entitled to more than the number of votes required to approve such matter would be in a position to control the outcome of the vote on such matter. See "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights" below. The relative voting power of shares of ENSTAR Alaska Stock and Seagull Common Stock will fluctuate from time to time, with each share of ENSTAR Alaska Stock having a variable number of votes, based upon the relative Market Value of one share of Seagull Common Stock to one share of ENSTAR Alaska Stock and each share of Seagull Common Stock having one vote per share. Immediately following the Offering, holders of outstanding ENSTAR Alaska Stock are expected to have approximately 12% of the total voting power of the Company and holders of outstanding Seagull Common Stock are expected to have approximately 88% of the total voting power of the Company. It is unlikely that during the foreseeable future the holders of ENSTAR Alaska Stock would possess a majority of the total votes to which the outstanding voting stock of the Company would be entitled, although, in the event that there would be a significant increase in the Market Value of the ENSTAR Alaska Stock relative to the Market Value of the Seagull Common Stock or if additional shares of the ENSTAR Alaska Stock were issued, the number of votes to which such outstanding ENSTAR Alaska Stock would be entitled would increase. See "Description of Capital Stock -- ENSTAR Alaska
Stock -- Voting Rights."

  LIMITED APPROVAL RIGHTS OF FUTURE ISSUANCES OF STOCK

     The Company is authorized to issue up to 25,000,000 shares of a new class of common stock, the ENSTAR Alaska Stock. The authorized but unissued shares of ENSTAR Alaska Stock and Seagull Common Stock would be available for issuance from time to time by the Company at the sole discretion of the Board for any proper corporate purpose, which could include raising capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. The approval of the shareholders of the Company would not be solicited by the Company for the issuance from the authorized but unissued shares of common stock of any additional shares of ENSTAR Alaska Stock or Seagull Common Stock (unless such approval is deemed advisable by the Board of Directors or is required by stock exchange regulations).

  MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE

     The Board of Directors has adopted certain management and accounting policies and agreements described herein with respect to dividends, the allocation of corporate expenses, assets and liabilities (including contingent liabilities) and inter-group transactions, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders, although the Board of Directors has no present intention to do so. In addition, the ENSTAR Alaska Group is subject to regulation by the APUC and has historically been operated as a separate business unit for which separate audited financial statements have been prepared on an annual basis. Accordingly, a majority of the accounting and management policies described in this Prospectus have historically been employed by the Company with respect to the ENSTAR Alaska Group, particularly in light of the regulation of the ENSTAR Alaska Group by the APUC.

     The Board of Directors may also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of ENSTAR Alaska Stock and holders of Seagull Common Stock, would be made by the Board of Directors in good faith and in the honest belief that such decision is in the best interests of the Company. See "Fiduciary Duties" and "Potential Conflicts of Interest" above. Any such determination would also be made in light of the requirements imposed by the APUC that any transactions between the ENSTAR Alaska Group and its affiliates, including Seagull Energy, must be on terms comparable to arm's length transactions. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established.

  POTENTIAL EFFECTS OF EXCHANGE OF ENSTAR ALASKA STOCK

     The terms of the ENSTAR Alaska Stock permit the exchange of all outstanding shares of ENSTAR Alaska Stock for Seagull Common Stock upon the terms described under "Description of Capital Stock -- ENSTAR Alaska Stock -- Exchange and Redemption" below. The Company cannot predict the impact of the potential for such exchanges or of any issuance of additional shares of Seagull Common Stock in connection with such an exchange on the market price of either class of common stock of the Company. In addition, any such exchange would preclude holders of ENSTAR Alaska Stock from retaining their investment in a security reflecting separately the performance of the ENSTAR Alaska Group.

  LIMITATIONS ON POTENTIAL UNSOLICITED ACQUISITIONS OF THE ENSTAR ALASKA GROUP

     If ENSTAR Alaska Group were a stand-alone corporation, any person interested in acquiring such corporation without negotiation with management could seek control of the outstanding ENSTAR Alaska Stock by means of a tender offer or proxy contest. Although the ENSTAR Alaska Stock is intended to reflect the performance of the ENSTAR Alaska Group, a person interested in acquiring only the ENSTAR Alaska Group without negotiation with the Company's management will still be required to seek control of the voting power represented by all of the outstanding capital stock of the Company entitled to vote on such acquisition, including the Seagull Common Stock. See "-- Limited Separate Shareholder Voting Rights; Effects on Voting Power" above.

  NO PRIOR MARKET

     Since there has been no prior market for ENSTAR Alaska Stock, there can be no assurance as to the price to be received by the Company upon the sale thereof. The market price of the ENSTAR Alaska Stock will be determined in the trading markets and could be influenced by many factors, including the consolidated results of the Company, as well as the respective performances of the ENSTAR Alaska Group and Seagull Energy, investors' expectations for the Company as a whole, the ENSTAR Alaska Group and Seagull Energy, trading volume and general economic and market conditions. There can be no assurance that investors would assign values to ENSTAR Alaska Stock based on the reported financial results and prospects of the ENSTAR Alaska Group or the dividend policies established by the Board with respect to such group. Accordingly, financial effects of either group that affect the Company's consolidated results of operations or financial condition could affect the market price of shares of both classes of common stock of the Company. In addition, the Company cannot predict the impact on the market price of the ENSTAR Alaska Stock of certain terms of such securities, such as the ability of the Company to exchange shares of ENSTAR Alaska Stock for Seagull Common Stock, the discretion of the Board to make various determinations and the minority voting power of the ENSTAR Alaska Stock.

  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     As a result of its ownership of the gas distribution operations included in the ENSTAR Alaska Group, the Company is a "public utility company" within the meaning of the 1935 Act. Accordingly, any company that directly or indirectly owns, controls or holds with power to vote 10% or more of the outstanding voting securities of the Company would generally be deemed to be a "holding company" within the meaning of the 1935 Act, and therefore would be subject to the registration, reporting and simplification requirements of the 1935 Act. For purposes of the 1935 Act, the calculation of ownership of the voting securities of the Company will be made on the basis of the percentage of the voting power of the outstanding shares of the Company. Because of the fluctuation in relative voting power between the ENSTAR Alaska Stock and the Seagull Common Stock based on Market Value described below, a shareholder could reach the 10% threshold without acquiring any additional shares. For example, if a shareholder owned shares of Seagull Common Stock with 9.99% of the outstanding voting power of the Company's shares, then a relatively modest drop in the Market Value of the ENSTAR Alaska Stock (or increase in the Market Value of the Seagull Common Stock) could increase the relative voting power of Seagull Common Stock and cause the shareholder to become a "holding company" without acquiring any additional shares. The Articles of Incorporation provide that, even if the respective Market Values of the ENSTAR Alaska Stock and the Seagull Common Stock fluctuate relative to the other from time to time, the number of votes to which the ENSTAR Alaska Stock is entitled will not change until the next applicable record date.

                       MANAGEMENT AND ACCOUNTING POLICIES

     The Company will continue to prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for each of the ENSTAR Alaska Group and Seagull Energy, and these financial statements, taken together, will comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The financial statements of the ENSTAR Alaska Group reflect the financial position, results of operations and cash flows of the business included therein. Consistent with the Articles of Incorporation and relevant policies, such financial statements could also include contingent liabilities that are not separately identified with the operations of the ENSTAR Alaska Group.

     The ENSTAR Alaska Group is subject to regulation by the APUC and has historically been operated as a separate business unit for which separate audited financial statements have been prepared on an annual basis. The ENSTAR Alaska Group has also conducted its own financing activities by issuing debt of APC, and none of the other debt of the Company and its subsidiaries is for the benefit of or attributable to the ENSTAR Alaska Group. Accordingly, a majority of the accounting and management policies described below have historically been employed by the Company with respect to the ENSTAR Alaska Group, particularly in light of the regulation of the ENSTAR Alaska Group by the APUC.

     Notwithstanding any allocations of assets or liabilities for the purpose of preparing business group financial statements, holders of ENSTAR Alaska Stock will continue to be subject to risks associated with an investment in the Company and all of its businesses, assets and liabilities. See "Special Considerations -- Shareholders of One Company; Financial Effects on Seagull Energy Could Affect the ENSTAR Alaska Group" above.

     Upon issuance of ENSTAR Alaska Stock, cash management and allocation of principal corporate activities between the ENSTAR Alaska Group and Seagull Energy would be based upon methods that management of the Company believes to be reasonable and are reflected in the combined financial statements, as follows:

          (i) All debt incurred or preferred stock issued by the Company and its subsidiaries would be specifically attributed to and reflected on the financial statements of Seagull Energy, except (a) debt incurred or preferred stock issued by APC and (b) the ENSTAR Alaska Series C Stock (as hereinafter defined).

          (ii) For the periods prior to the Offering, all financial impacts of equity offerings are reflected entirely in the financial statements of Seagull Energy. After the Offering, all financial impacts of issuances of additional shares of ENSTAR Alaska Stock or additional shares of Seagull Common Stock, the net proceeds of which are attributed to the Retained Interest of Seagull Energy, would be reflected entirely in the financial statements of Seagull Energy. All financial impacts of issuances of additional shares of ENSTAR Alaska Stock, the net proceeds of which are allocated to the ENSTAR Alaska Group, would be reflected entirely in the financial statements of the ENSTAR Alaska Group. Financial impacts of dividends or other distributions on, and purchases of, shares of the ENSTAR Alaska Stock and Seagull Common Stock would be reflected entirely in the financial statements of the ENSTAR Alaska Group and Seagull Energy, respectively, except that, if Seagull Energy has a Retained Interest, the ENSTAR Alaska Group financial statements would be charged with, and Seagull Energy financial statements would be credited with, an amount that bears the same relation to the aggregate amount of such dividend or other distribution as the Number of Shares Issuable with respect to the Retained Interest to the number of shares of ENSTAR Alaska Stock then outstanding.

          (iii) It is currently anticipated that the ENSTAR Alaska Group will continue to conduct its own financing activities by having APC incur debt or issue shares of preferred stock. However, if funds were to be transferred between the ENSTAR Alaska Group and Seagull Energy (other than payments pursuant to the contracts described in paragraphs (v) and (vi) below), such transfers of funds would generally be accounted for as short-term loans at an interest rate comparable to the rate that the Company could obtain in an arm's length transaction or as an equity contribution to, or return of capital by, the ENSTAR Alaska Group. In such latter event, Seagull Energy's Retained Interest in the ENSTAR Alaska Group would be increased or decreased, as applicable, by the amount of such contribution or return of capital, as a result of which (a) the Number of Shares Issuable with Respect to the Retained Interest would be increased or decreased by an amount equal to the amount of such contribution or return of capital divided by the Market Value of a share of ENSTAR Alaska Stock and (b) Seagull Energy's Retained Interest Fraction would be increased or decreased and the Outstanding Interest Fraction would be decreased or increased accordingly. The Board could determine, in its sole discretion, to make such contribution or return of capital after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business group, the long-term business prospects for each business group, the capital expenditure plans of and the investment opportunities available to each business group, and the availability, cost and time associated with alternative financing sources.

          (iv) The balance sheet of Seagull Energy will reflect any net short-term loans to or borrowings from the ENSTAR Alaska Group, and the balance sheet of the ENSTAR Alaska Group will reflect any net short-term loans to or borrowings from Seagull Energy. Similarly, the respective income statements of the ENSTAR Alaska Group and Seagull Energy will reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective statements of cash flows of the ENSTAR Alaska Group and Seagull Energy will reflect changes in the amounts thereof deemed outstanding.

          (v) Since 1985, when the Company acquired the ENSTAR Alaska Group, Seagull Energy has provided certain management and administrative services to the ENSTAR Alaska Group pursuant to a series of written management agreements. The most recent such agreement, the Agreement for Services, was entered into effective as of January 1, 1993. Pursuant to such Management Agreement, Seagull Energy provides certain management, financial reporting, legal, human resources, treasury, investor relations and administrative services to the ENSTAR Alaska Group. In consideration for these services, the ENSTAR Alaska Group has agreed to pay Seagull Energy an annual management fee equal to the greater of (i) $1,925,000 and (ii) the sum of (A) the direct cost of providing such services and (B) the allocable portion of Seagull Energy's general and administrative expenses associated with providing such services, primarily determined by reference to the relative amount of time spent by Seagull Energy's employees to provide such services. The Management Agreement will continue in effect following the Offering. The Management Agreement may be amended by agreement between Seagull Energy and the ENSTAR Alaska Group.

          (vi) The ENSTAR Alaska Group and Seagull Energy are also parties to the Tax Sharing Agreement dated as of January 1, 1986. Because the ENSTAR Alaska Group is included in the Company's consolidated group for income tax purposes, tax deductions and credits attributable to Seagull Energy tend to reduce the amount of income tax that would be payable if such taxes were calculated solely with respect to the operations of the ENSTAR Alaska Group. Pursuant to the Tax Sharing Agreement, the ENSTAR Alaska Group generally pays Seagull Energy an amount equal to the amount of income taxes that would be payable by the ENSTAR Alaska Group on a "stand alone" basis, excluding the effects of historical purchase accounting adjustments. In this regard, the assets and liabilities of the ENSTAR Alaska Group are accounted for based upon the ENSTAR Alaska Group's original historical cost prior to the ENSTAR Alaska Group's acquisition by the Company in 1985. To the extent current taxes paid by the ENSTAR Alaska Group to Seagull Energy pursuant to the Tax Sharing Agreement differ from amounts computed based on income and expenses included in the accompanying statements of earnings, such amounts are recorded as an adjustment to common equity. The ENSTAR Alaska Group will continue to be included in the Company's consolidated group for income tax purposes after the Offering. The Tax Sharing Agreement may be amended by agreement between the ENSTAR Alaska Group and Seagull Energy.

     The above policies and agreements could be modified or rescinded by the Board, in its sole discretion, without approval of shareholders, although there is no present intention to do so. The Board could also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, to adopt additional policies or to amend the Management Agreement or the Tax Sharing Agreement, including any such decision that could have disparate effects upon holders of each class of common stock of the Company, would be made by the Board in good faith and in the honest belief that such decision is in the best interests of the Company. Any such determination would also be made in light of the requirements imposed by the APUC that any transactions between the ENSTAR Alaska Group and its affiliates, including Seagull Energy, must be on terms comparable to arm's length transactions. In addition, generally accepted accounting principles will require that changes in accounting policy must be preferable (in accordance with such principles) to the policy previously in place.

                      BUSINESS OF THE ENSTAR ALASKA GROUP

     The operations of the ENSTAR Alaska Group are conducted through ENG, a division of the Company, and APC, an Alaska corporation and a wholly owned subsidiary of the Company. ENG and APC are currently operated as a single business unit, and are regulated by the APUC. See "Regulation" below. APC engages in the intrastate transmission of natural gas in South-Central Alaska. ENG engages in the distribution of natural gas in Anchorage and other nearby communities in Alaska and is APC's only customer.

     The ENSTAR Alaska Group's predecessor was formed in 1959 and began serving the Anchorage area with natural gas in 1961. Five years later, in 1966, the predecessor became one of the original entities that formed Alaska Interstate Company, a newly organized public company the shares of which were traded on the New York Stock Exchange. Alaska Interstate Company changed its name to ENSTAR Corporation in 1982.

     In 1985, the Company purchased the ENSTAR Alaska Group for $55 million in cash plus $10 million in the form of a seven-year, unsecured, 10% subordinated note. At the time of the acquisition, APC had outstanding debt of approximately $65 million. The transaction received the final approval of the APUC in June 1985.

GAS DISTRIBUTION SYSTEM

     ENG distributes natural gas through approximately 1,916 miles of gas mains to approximately 88,600 residential, commercial, industrial and electric power generation customers within the cities and environs of Anchorage, Eagle River, Palmer, Wasilla, Soldotna, Kenai and the Nikiski area of the Kenai Peninsula in South-Central Alaska. During the 1993 construction season, ENG added approximately 55 miles of new gas distribution mains, installed 1,791 new service lines and added approximately 1,800 net customers. ENG intends to install additional main and service lines to service new customers. See "Customers" and "New Markets" below.

     ENG serves more than 90% of the residential population in the Anchorage area with natural gas at rates that are consistently among the lowest in any metropolitan area in the United States. As of January 1994, ENG's rate for residential service was reduced to $3.67 per thousand cubic feet ("Mcf") for ENG's customers as part of ENG's gas cost adjustment. See "Regulation" below. By comparison, as of December 31, 1993, residential natural gas costs were $4.87 in Denver, $6.62 in Chicago and $8.93 in New York City. In the winter heating cost survey conducted by ENG in February 1994 in the Anchorage area, fuel oil cost the equivalent of $6.65 per Mcf, propane cost the equivalent of $14.36 per Mcf and electricity, efficiency adjusted, cost the equivalent of $21.35 per Mcf.

GAS TRANSMISSION SYSTEM

     APC owns and operates the only natural gas transmission lines in its service area that are operated for utility purposes. The pipeline transmission system is composed of approximately 277 miles of 12-to 20-inch diameter pipeline and approximately 71 miles of smaller diameter pipeline. The system's present design delivery capacity is approximately 410 million cubic feet per day ("Mmcf/d"). The average throughput of the system in 1993, 1992 and 1991 was 110 Mmcf/d, 112 Mmcf/d and 109 Mmcf/d, respectively.

     The APC gas transmission system consists of two separate pipeline systems that extend from various natural gas fields on both sides of Cook Inlet into the Anchorage metropolitan area. One pipeline system, the Kenai Pipeline System, serves the east side of Cook Inlet and enters Anchorage from the south, while the other pipeline system, the Beluga Pipeline System, serves the west side of Cook Inlet and enters Anchorage from the north. The two pipeline systems are interconnected in Anchorage, allowing the distribution system to serve all customers from either of the two pipeline systems. The origination points of the two pipeline systems are also interconnected by means of producer-owned pipelines.

     APC's eastern system, the Kenai Pipeline System, was originally constructed in 1960 and currently obtains gas from the Kenai, Beaver Creek, Trading Bay, West Fork and McArthur River gas fields. The main trunk line of the Kenai Pipeline System, originating at the Kenai gas field and extending for a length of approximately 85 miles, consists of a 12-inch diameter pipeline that is looped by a combination of 12-inch diameter and 16-inch diameter pipeline. The Royalty Lateral, consisting of 25 miles of 8-inch diameter pipeline, connects with the mainline and provides a supply of gas from the other gas sources. The Kenai Pipeline System is powered by two compressor stations that have an aggregate of 8,400 horsepower. With these facilities the eastern system has a present delivery capacity of approximately 210 Mmcf/d.

     The Kenai Pipeline System includes an eight-mile twin crossing of the Turnagain Arm of the Cook Inlet. The crossing includes two separate pipelines that may be operated independently, and management believes that the lines are buried at a depth sufficient to protect them from the elements.

     APC's western system, the Beluga Pipeline System, was constructed in 1984 and extends from the Beluga River gas field through the Pretty Creek gas field and near the Lewis River, Ivan River and Stump Lake gas fields to the Anchorage metropolitan area. Along the mainline route, gas is provided to the Matanuska-Susitna Borough and Eagle River residents. The mainline consists of a single 102 mile, 20-inch diameter line with installed provisions for future looping. The Lewis River, Pretty Creek, Ivan River, Stump Lake, Trading Bay and McArthur River gas fields are connected to the Beluga mainline by lines owned by the producers of the fields. Although no compressor stations currently exist, valves have been installed on the mainline, and land has been acquired for the installation of a compressor plant. The present delivery capacity of the system is approximately 200 Mmcf/d.

CUSTOMERS

     The ENSTAR Alaska Group classifies its sales customers into two major categories: non-power customers, which includes residential and commercial customers; and power customers, which includes sales to the military's central heat and electric generation plants. The ENSTAR Alaska Group also provides transportation service to additional power plant sites and to a liquefied natural gas ("LNG") plant. In 1993, the ENSTAR Alaska Group began providing off-peak transportation service to an ammonia plant under an interruptible industrial transportation tariff approved by the APUC. The ENSTAR Alaska Group expects this off-peak load to continue. The ENSTAR Alaska Group continues to pursue expansion opportunities with respect to all classes of customers.

     The following table sets forth the number of customers, volumes and operating margin per Mcf for the ENSTAR Alaska Group for 1993, 1992 and 1991 and the three months ended March 31, 1994 and 1993, as well as the heating degree days (as described below) for such periods:

                                                   THREE MONTHS
                                                      ENDED
                                                    MARCH 31,         YEAR ENDED DECEMBER 31,
                                                 ----------------    --------------------------
                                                  1994      1993      1993      1992      1991
                                                 ------    ------    ------    ------    ------
    NUMBER OF CUSTOMERS (AT END OF PERIOD):
    Residential...............................   76,262    74,516    75,912    74,293    72,833
    Commercial................................   12,305    12,129    12,277    12,112    11,976
    Power (sales and transport)...............        7         6         7         7         6
    Industrial................................        2         2         2         1         1
                                                 ------    ------    ------    ------    ------
              Total...........................   88,576    86,653    88,198    86,413    84,816
                                                 ------    ------    ------    ------    ------
                                                 ------    ------    ------    ------    ------
    VOLUMES (MMCF):
    Residential...............................    5,343     5,244    13,413    14,221    13,385
    Commercial................................    4,345     4,087    10,829    11,725    11,312
    Power (sales and transport)...............    3,746     3,783    13,215    13,879    14,471
    Industrial................................       73       410     2,757     1,343       440
                                                 ------    ------    ------    ------    ------
              Total...........................   13,507    13,524    40,214    41,168    39,608
                                                 ------    ------    ------    ------    ------
                                                 ------    ------    ------    ------    ------
    OPERATING MARGIN PER MCF ($/MCF):
    Residential...............................     1.80      1.80      1.91      1.90      1.87
    Commercial................................     1.31      1.33      1.37      1.35      1.34
    Power (sales and transport)...............     0.45      0.45      0.46      0.46      0.51
    Industrial................................     0.24      0.24      0.21      0.24      0.24
                                                 ------    ------    ------    ------    ------
              Overall Average.................     1.26      1.23      1.18      1.20      1.20
                                                 ------    ------    ------    ------    ------
                                                 ------    ------    ------    ------    ------
    HEATING DEGREE DAYS (*)...................    3,887     3,908     9,382    10,653    10,178

- ---------------

(*) The average annual heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 10,431, 10,101 and 10,324, respectively. The average first quarter heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 4,057, 3,917 and 4,177, respectively. "Heating degree days" are a standard industry measure of temperature over a specific time period and represent the extent by which the mean of daily high and low temperatures, expressed in Fahrenheit degrees, is less than 65 degrees. More heating degree days equate to colder weather.

     The ENSTAR Alaska Group purchases gas and resells it to its residential and commercial customers, as well as to certain electric generation plants. In 1993, purchase/resale volumes accounted for 72% of the ENSTAR Alaska Group's throughput and 91% of the ENSTAR Alaska Group's operating margin. The remaining volumes are transported for power and industrial customers for a transportation fee.

     The ENSTAR Alaska Group's five largest customers are Municipal Light and Power ("ML&P"), an electric utility; the U. S. Air Force; the U. S. Army; the Anchorage School District; and Unocal Corporation. Together, they account for about 14 billion cubic feet ("Bcf") per year in volumes and about $6.8 million in annual operating margin, which represent approximately 35% and 14%, respectively, of the ENSTAR Alaska Group's totals.

     During the last five years, the ENSTAR Alaska Group's natural gas volumes delivered on a purchase/resale basis have declined primarily due to two of its major customers electing to purchase gas directly from gas producers. During the fourth quarter of 1991, ML&P and the larger of the two customers, began purchasing gas directly from three gas producers which displaced gas sales of approximately 8.0 Bcf per year. However, the APUC has approved a tariff allowing the ENSTAR Alaska Group to transport these volumes from ML&P's purchase points to the ML&P electric generation facilities for a transportation fee that approximates the margin that would have been earned had ML&P remained a sales customer rather than becoming a transportation customer. Deliveries of gas to ML&P during 1993, 1992 and 1991 amounted to approximately 18%, 19% and 19%, respectively, of the total deliveries of gas by the ENSTAR Alaska Group.

     During 1988, Chugach Electric Association, the smaller of the two customers, entered into a contract to purchase gas directly from a producer. The contract became effective on April 1, 1989, resulting in a displacement of gas sales at that time of approximately 2.6 Bcf per year. The ENSTAR Alaska Group currently continues to transport approximately 1.3 Bcf per year of Chugach Electric Association's gas volumes, although at a lower fee than the margin earned on sales volumes because of the proximity of the customer's facility to a producing field and a producer-owned pipeline. The remaining 1.3 Bcf of natural gas required by Chugach Electric Association in 1989 was displaced by a 90-megawatt hydroelectric facility at Bradley Lake, completed in September 1991. See "Competition" below.

     Should any other large customer choose to purchase gas directly from producers, the ENSTAR Alaska Group would expect to collect a fee for transporting that gas equivalent to the margin earned on sales volumes because, unlike the situation with Chugach Electric Association, the large distance of remaining user facilities from producing fields would preclude the by-pass of the ENSTAR Alaska Group's pipelines.

     ENG distributes gas to its customers under tariffs and contracts approved by the APUC that provide for varying delivery priorities. All of the ENSTAR Alaska Group's residential and commercial customers receive firm service, which assures the customer that the gas supply will not be curtailed at the election of the ENSTAR Alaska Group and diverted to other customers except under the most extreme emergency conditions. Power sales and power transportation customers also receive firm service. However, facilities with alternative generation capabilities may be subject to varying interruptions or curtailments in times of gas supply shortages. The gas cost adjustment provision of the ENSTAR Alaska Group's tariff provides for the sharing of the additional cost of alternative fuels used during an interruption between all of the ENSTAR Alaska Group's customers. See "Regulation" below. The ENSTAR Alaska Group has not had to interrupt or curtail service to any firm service customer for other than routine maintenance since 1983.

     A major determinant of gas usage for any period is the weather, particularly with respect to residential and commercial customers and, to a lesser extent, power customers. Accordingly, the ENSTAR Alaska Group's business is seasonal with approximately 65% of its revenues generated in the first and fourth quarters of each year. The heating degree days for 1993 were 9,382, approximately 10% below the average for the 30-year period ended December 31, 1993. The average heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 10,431, 10,101 and 10,324, respectively. Generally, consumption for heating purposes increases as heating degree days increase.

GAS SUPPLY

     In May 1988, the ENSTAR Alaska Group entered into a gas purchase contract (the "Marathon Contract") with Marathon Oil Company ("Marathon") providing for the delivery of approximately 450 Bcf of natural gas in the aggregate. The Marathon Contract is a "requirements" contract with no specified daily deliverability or annual take-or-pay quantities. APC has agreed to purchase, and Marathon has agreed to deliver, all of APC's gas requirements in excess of those provided for in other presently existing gas supply contracts, subject to certain exceptions, until the commitment has been exhausted and without limit as to time; however, Marathon's delivery obligations are subject to certain specified annual limitations after 2001. The contract has a base price of $1.55 per Mcf plus reimbursements for any severance taxes and other charges. The base price is subject to annual adjustment based on changes in the price of certain traded oil futures contracts. During 1994, the cost of gas purchased under the Marathon Contract is expected to average $1.66 per Mcf, including reimbursements for severance taxes. The Marathon Contract, as amended in 1991, has been approved by the APUC. See "Regulation" below.

     Effective January 1, 1992, APC amended a gas purchase contract with Shell Oil Company and ARCO Alaska, Inc. (the "Shell Contract") to extend the term of the contract through the year 2009, modify the price, delivery and deliverability provisions and provide procedures for reducing take-or-pay volumes for the effect of APC sales volumes that are displaced by gas sales made by others. The Shell Contract provides for the delivery of up to approximately 220 Bcf of gas. The amendments revised the price to a base price of $1.971 per Mcf plus reimbursements for any severance taxes and an annual adjustment based on changes in the price of certain traded oil futures contracts from the relevant base price. Certain portions of the gas purchased under the amendments may be priced under a pricing term similar to the Marathon Contract. The 1994 price under the Shell Contract, after application of contractual adjustments (including a drop in the price of the applicable oil futures contracts) is expected to average approximately $1.64 per Mcf, including reimbursements for severance taxes. The amendments provide for varying deliverability, before displaced gas sales adjustments, up to a maximum of 110 Mmcf/d through 1995, and take-or-pay quantities, before displaced gas sales adjustments, up to a maximum of 15.4 Bcf per year through 1994. The Shell Contract, as amended, has been approved by the APUC. See "Regulation" below.

     Combined, the Marathon and Shell Contracts will supply all of the ENSTAR Alaska Group's gas supply requirements through the year 2001. After that time, supplies will still be available under these contracts in accordance with their terms, but the annual limitations contained in the Marathon Contract will begin to take effect. As a result, after 2001, at least a portion of the ENSTAR Alaska Group's requirements are expected to be satisfied outside the terms of those contracts, as currently in effect.

     Based on gas purchases during the 12 months ended December 31, 1993, which are not necessarily indicative of the volume of future purchases, the gas reserves committed to the ENSTAR Alaska Group under the Marathon Contract and the Shell Contract would have a current reserve life index of approximately 14 years.

     The ENSTAR Alaska Group's average cost of gas sold in 1993, 1992 and 1991 was $2.07, $1.94 and $2.32 per Mcf, respectively. The average price of gas sold by the ENSTAR Alaska Group in 1993, 1992 and 1991 was $3.56, $3.41 and $3.64 per Mcf, respectively.

     As stated above, the ENSTAR Alaska Group currently purchases all of its natural gas under long-term contracts in which the price is indexed to changes in the price of crude oil futures contracts. However, because the ENSTAR Alaska Group's sales prices are adjusted to include the projected cost of its natural gas, there has been and is expected to be little or no impact on margins derived from the ENSTAR Alaska Group's gas sales as a result of fluctuations in oil prices due to worldwide political events and changing market conditions.

     The ENSTAR Alaska Group has no material take-or-pay obligations and does not anticipate any such obligations in the foreseeable future.

BUSINESS CLIMATE

     Anchorage is served by a deep water port and an international airport, and is the headquarters for the Alaska Railroad system. Oil company managerial offices and approximately half of state and regional federal governmental employees are located in Anchorage. While the petroleum industry and the resulting tax and royalty payments to the State of Alaska still provide the largest influence on Anchorage's economy, some diversification is taking place. Federal Express and United Parcel Service have both built international distribution hubs in Anchorage. The Anchorage International Airport continues to be a major refueling point for cargo flights between the Far East and Europe. Tourism enjoys continued growth, with Alaska now a significant summer cruise destination. In addition, the ENSTAR Alaska Group believes that, because of Anchorage's strategic location, the military will continue to play a significant role in Anchorage's economy. In fact, the military has announced $250 million in construction projects over the next three years for both Elmendorf Air Force Base and Fort Richardson Army Post.

     National retailers, such as Kmart, Wal-Mart and Toys R Us, have recently entered the ENSTAR Alaska Group's service area, fueling a significant expansion of retail space for these firms and other retailers already in the market. In Anchorage, 300,000 square feet of retail space was added in 1992, over a half million square feet opened in 1993, and an additional half million is under construction and scheduled for opening in 1994. Other portions of the ENSTAR Alaska Group's service area saw 200,000 square feet of retail space open in 1993, with an additional 200,000 square feet under construction and scheduled for opening in 1994.

     Recent population and employment estimates continue to show modest economic growth in the ENSTAR Alaska Group's service area through the mid-1990s, followed by a leveling off. The Anchorage area population was reported at 174,000 in 1980 by the U.S. Bureau of the Census. The population level peaked in 1985 at an estimated level of 248,000 and reached a subsequent low of 219,000 in 1988. Current estimates place the population at 242,600, which is approximately 45% of the total population of the state. As of July 1993, Anchorage employment had increased by 2,700 from the prior year to 121,000 jobs.

     The rapid population growth in the early 1980s is believed to have been caused by employment resulting from increased state governmental expenditures that were fueled by petroleum related revenues. With the collapse of oil prices in the mid-1980s, the state had to slow its level of spending, resulting in employment reductions, especially in the construction industry. While oil prices have seen some recovery since the mid-1980s, oil production levels are declining, and petroleum revenues are expected to decrease through the end of the century. During each of the past four years, Anchorage employment exceeded the pre-recession peak of 114,300 jobs attained in 1985.

     Vacant Anchorage housing units that in 1988 amounted to about 17% of total supply dropped to 4.2%, or about 3,800 units, in 1993. Apartment vacancies are under 2%, and office building vacancy rates have dropped from a high of 18% in 1988 to 9.6% in 1993. Because of the severe weather conditions that the ENSTAR Alaska Group's service area experiences during winter, even vacant structures require gas service for heating to prevent structural damage or deterioration.

     Since inception, the ENSTAR Alaska Group has been able to increase its number of customers each year, despite the variations in population, employment and vacancies described above. A portion of this customer growth has been achieved by expanding the distribution system into areas not previously served by the ENSTAR Alaska Group. See "New Markets" below.

NEW MARKETS

     Distribution system expansion into formerly unserved areas continues to offer potential for increased markets. Gas distribution facilities planned for 1994 and 1995 will make gas available for the first time in the Big Lake area of the Matanuska-Susitna Valley. The ENSTAR Alaska Group estimates that there are approximately 1,000 potential customers in the Big Lake area. This project, like others completed by the ENSTAR Alaska Group in the past, is being financed in part through customer-funded improvement districts. The ENSTAR Alaska Group also believes that transportation of natural gas for large industrial customers could provide additional opportunities.

     The ENSTAR Alaska Group continues to pursue expansion opportunities with respect to all classes of customers.

COMPETITION

     The ENSTAR Alaska Group competes primarily with municipal and cooperative electric power distributors and with various suppliers of fuel oil and propane for the available energy market. There are also extensive coal reserves proximate to the ENSTAR Alaska Group's operating area; however, such reserves are not presently being produced.

     The ENSTAR Alaska Group supplies natural gas to its customers at prices that at the present time economically preclude substitution of alternative fuels. Since the Shell Contract and the Marathon Contract include prices that fluctuate based on oil indices, a competitive margin favoring natural gas over oil-based energy sources is expected to continue. However, there is no assurance that the competitive advantage over other alternative fuels will not be reduced or eliminated by the development of new energy technology or by changes in the price of oil or refined products.

     A 90-megawatt hydroelectric facility at Bradley Lake, completed in September 1991, reduced the ENSTAR Alaska Group's lower-margin power volumes by approximately 1.0 to 1.5 Bcf per year. The ENSTAR Alaska Group's margin on gas sales was reduced by approximately $500,000 to $750,000 per year as a result of this facility.

     As described above under "Customers," during the last five years, the ENSTAR Alaska Group's natural gas volumes delivered on a purchase/resale basis have declined primarily due to two of its major customers, ML&P and Chugach Electric Association, electing to purchase gas directly from gas producers. If any other existing large customer of the ENSTAR Alaska Group chooses to purchase gas directly from producers, the ENSTAR Alaska Group would expect to collect a fee for transporting that gas equivalent to the margin earned on sales volumes for those customers because, unlike the situation with Chugach Electric Association, the large distance of remaining user facilities from producing fields would preclude the by-pass of the ENSTAR Alaska Group's pipelines.

REGULATION

     The APUC has jurisdiction as to rates and charges for gas sales, construction of new facilities, extensions and abandonments of service and certain other matters. Rates are generally designed to permit the recovery of the cost of providing service, including purchased gas costs, and a return on investment in plant. APC and ENG are regulated by the APUC on a combined basis as though they were a single entity. Because the ENSTAR Alaska Group's operations are wholly intrastate, the ENSTAR Alaska Group is not subject to or affected by Order 636 or any other economic regulation by the Federal Energy Regulatory Commission.

     The APUC consists of five members who serve staggered six-year terms. They are appointed by the Governor of the State of Alaska and confirmed by the Alaska State Legislature. Qualifications require that one member have expertise in law, one member have expertise in engineering, one member have expertise in financial matters and two members be consumers.

     As a regulated company under APUC jurisdiction, the ENSTAR Alaska Group may apply to the APUC for rate increases if increased costs or other factors warrant. Such rates typically go into effect, subject to refund, pending final APUC determination, 45 days after the rates are filed unless such rates are suspended. The APUC normally suspends general rate increases filed to recover costs, other than purchased gas costs, for at least a six-month period. Since its inception in 1961, the ENSTAR Alaska Group has participated in only three formal rate proceedings, which were filed by ENG in 1975, 1981 and 1984. The 1984 proceeding was filed primarily in order to reflect the construction of the Beluga Pipeline System in ENG's rates. See "Gas Transmission System" above.

     All gas rates are adjusted annually to reflect changes in the ENSTAR Alaska Group's cost of purchased gas based on estimated costs for the upcoming 12-month period. The Gas Cost Adjustment ("GCA") may be adjusted quarterly if it is determined that there are significant variances from the estimates used in the annual determination. Any purchased gas cost difference between actual costs incurred and the APUC's approved rate adjustments is deferred and included, with applicable carrying charges, in the next GCA.

     Gas cost increases that may result from new gas supply contracts may be recovered only upon approval of the APUC for inclusion in the GCA tariff or by application for a general rate increase. The APUC has given overall approval of the Marathon and Shell Contracts, including the 1991 amendments to both contracts, and has approved recovery of gas costs attributable to the Shell Contract and to the Marathon Contract. See "Gas Supply" above.

     As a result of the proceeding filed in 1984, which was concluded in May 1986, the APUC granted the ENSTAR Alaska Group an aggregate rate increase of 20.27% and authorized a regulatory rate of return on common equity of 15.65%. In January 1994, the APUC approved the ENSTAR Alaska Group's gas cost adjustment filing for 1994. The 1994 gas cost adjustment resulted in a price decrease of approximately 9% from 1993 levels for residential customers. The decrease resulted primarily from lower gas costs associated with contract terms that indexed gas prices to oil prices that decreased from the prior year. See "Gas Supply" above.

     The ENSTAR Alaska Group currently has no significant regulatory issues pending before the APUC.

MANAGEMENT OF THE ENSTAR ALASKA GROUP

     The following table provides information with respect to the management of the ENSTAR Alaska Group.

                NAME                    POSITION WITH THE ENSTAR ALASKA GROUP         AGE
    ----------------------------  --------------------------------------------------  ----
    Richard F. Barnes...........  President and Chief Operating Officer; Director of
                                  APC                                                  50
    David L. Sinclair...........  Vice President -- Operations                         46
    Thomas J. Waldock...........  Vice President -- Administration                     45
    Timothy J. Casey............  Controller and Assistant Treasurer                   47
    Daniel M. Dieckgraeff.......  Assistant Treasurer                                  37
    Barry J. Galt...............  Director of APC                                      60
    Robert W. Shower............  Director of APC                                      56
    George M. Sullivan..........  Director of APC                                      72

     Mr. Barnes has been the chief operating officer of the ENSTAR Alaska Group since 1987 and a director of APC since 1987. He has served in various management and executive positions since his employment with the ENSTAR Alaska Group in 1967 following his graduation from San Diego State University.

     Mr. Sinclair was appointed as Vice President -- Operations in 1990. He has served in various managerial positions since his employment with the ENSTAR Alaska Group in 1973. He graduated with a degree in civil engineering from the University of Hawaii in 1971.

     Mr. Waldock has serviced as Vice President -- Administration since his employment with the ENSTAR Alaska Group in 1988. He graduated from New York University Law School in 1975 and spent 13 years in private practice including 10 years as a partner in his own law firm.

     Mr. Casey has served as Controller and Assistant Treasurer since 1987. He has served in various supervisory accounting positions since his employment with the ENSTAR Alaska Group in 1977. Previously he was employed in public accounting. He is a Certified Public Accountant and graduated from Xavier University in 1971 with a degree in accounting.

     Mr. Dieckgraeff was appointed Assistant Treasurer in 1989. He has served in supervisory and managerial positions responsible for regulatory matters and corporate planning since his employment with the ENSTAR Alaska Group in 1982. Previously he was employed in public accounting. He is a Certified Public Accountant and graduated from Gonzaga University in 1979 with a degree in accounting.

     Mr. Galt has been a director of APC since 1985. He is also currently Chairman of the Board, President and Chief Executive Officer of Seagull Energy Corporation and serves as a director for both Standard Insurance Company and Trinity Industries, Inc.

     Mr. Shower has served as a director of APC since 1992. He is currently Executive Vice President and Chief Financial Officer of Seagull Energy Corporation and serves as a director for Lear Seating Corporation. Mr. Shower also served for 22 years with the Williams Companies, most recently as Executive Vice President, Finance and Administration and a director until 1986. He served as a Managing Director, Corporate Finance, for Lehman Brothers Inc. (formerly Shearson Lehman Hutton) from 1986 to 1990. He served as Vice President and Chief Financial Officer with AmeriServ Food Company from 1990 to 1991. He served as Senior Vice President, Corporate Development for Albert Fisher, Inc. from 1991 to 1992. Mr. Shower joined the Company as Senior Vice President and Chief Financial Officer in March 1992. He was named to his present position in December 1993.

     Mr. Sullivan has been a director of APC since 1985 and of Seagull Energy Corporation since 1989. Mr. Sullivan served as legislative liaison for the Governor of Alaska during 1987 and as Chairman of the Board, Alaska Railroad Corporation from August 1988 until his retirement in January 1991.

EMPLOYEES

     As of April 30, 1994, the ENSTAR Alaska Group had 197 full time employees. The ENSTAR Alaska Group operates under collective bargaining agreements with separate bargaining units for operating and clerical employees. These units represent approximately 70% of the ENSTAR Alaska Group's work force. The clerical collective bargaining agreement is scheduled to expire on April 1, 1995, and the collective bargaining agreement for the operating bargaining unit was renegotiated during 1993 and is scheduled to expire on April 1, 1996. The ENSTAR Alaska Group is not a party to any other collective bargaining agreement.

     The ENSTAR Alaska Group considers its relations with its employees to be satisfactory.

                              ENSTAR ALASKA GROUP

              UNAUDITED PRO FORMA CONDENSED STATEMENTS OF EARNINGS

     The unaudited pro forma condensed statements of earnings for the three months ended March 31, 1994 and the year ended December 31, 1993 give effect to the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) in the Offering as if the sale occurred on January 1, 1993. The net proceeds of the Offering will be used to repay amounts borrowed under the Revolver, none of which debt is attributable to the ENSTAR Alaska Group. No pro forma adjustments were necessary to the ENSTAR Alaska Group's historical combined balance sheet as of March 31, 1994 to give effect to the pro forma transaction described above.

     The following unaudited pro forma information has been included as required by the rules of the Commission and is provided for comparative purposes only. The unaudited pro forma information presented is based on the historical combined financial statements of the ENSTAR Alaska Group and should be read in conjunction with the ENSTAR Alaska Group combined financial statements as well as the Company's consolidated financial statements and the related notes thereto and the Company's unaudited pro forma condensed financial statements. The unaudited pro forma information presented does not purport to be indicative of actual results, if the transactions had occurred on the dates or for the periods indicated, or of future results.

                              ENSTAR ALASKA GROUP

              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                       THREE MONTHS ENDED MARCH 31, 1994

                                                                                           PRO
                                                                             CONFORMING   FORMA
                                                                HISTORICAL   ADJUSTMENTS COMBINED(B)
                                                                -------      ------      -------
                                                                     (DOLLARS IN THOUSANDS
                                                                   EXCEPT PER SHARE AMOUNTS)
Revenues.....................................................   $36,266      $   --      $36,266
Costs of Operations:
  Operating costs............................................    24,870          --       24,870
  Depreciation and amortization..............................     1,949          --        1,949
                                                                -------      ------      -------
Operating Profit.............................................     9,447          --        9,447
Interest Expense.............................................     1,468          --        1,468
Interest Income and Other....................................       (56)         --          (56)
                                                                -------      ------      -------
Earnings Before Income Taxes.................................     8,035          --        8,035
Income Taxes.................................................     3,253          --        3,253
                                                                -------      ------      -------
Net Earnings.................................................   $ 4,782      $   --      $ 4,782
                                                                -------      ------      -------
                                                                -------      ------      -------
Earnings Per Share...........................................                            $  0.64
                                                                                         -------
                                                                                         -------
Weighted Average Number of Common Shares
  Outstanding (in thousands).................................                 7,500(A)     7,500
                                                                             ------      -------
                                                                             ------      -------

- ---------------

(A) To record the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) pursuant to the Offering.

(B) Based on the assumptions described above, the Available ENSTAR Alaska Group Dividend Amount as of March 31, 1994, assuming no Retained Interest, would be $59,680,000. For a description of the Available ENSTAR Alaska Group Dividend Amount, see "Description of Capital Stock -- ENSTAR Alaska
    Stock -- Dividends." For a description of the restrictions on the payment of dividends contained in the Company's and APC's debt instruments, see "Dividend Policy."

                              ENSTAR ALASKA GROUP

              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1993

                                                                                          PRO
                                                                          CONFORMING     FORMA
                                                            HISTORICAL    ADJUSTMENTS   COMBINED
                                                            ----------    -----------   --------
                                                                   (DOLLARS IN THOUSANDS
                                                                 EXCEPT PER SHARE AMOUNTS)
Revenues.................................................   $107,244      $     --      $107,244
Costs of Operations:
  Operating costs........................................     80,778            --        80,778
  Depreciation and amortization..........................      7,511            --         7,511
                                                            --------      --------      --------
Operating Profit.........................................     18,955            --        18,955
Interest Expense.........................................      6,298            --         6,298
Interest Income and Other................................       (239)           --          (239)
                                                            --------      --------      --------
Earnings Before Income Taxes.............................     12,896            --        12,896
Income Taxes.............................................      5,848            --         5,848
                                                            --------      --------      --------
Net Earnings.............................................   $  7,048      $     --      $  7,048
                                                            --------      --------      --------
                                                            --------      --------      --------
Earnings Per Share.......................................                               $   0.94
                                                                                        --------
                                                                                        --------
Weighted Average Number of Common Shares
  Outstanding (in thousands).............................                    7,500(A)      7,500
                                                                          --------      --------
                                                                          --------      --------

- ---------------

(A) To record the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) pursuant to the Offering.

                              ENSTAR ALASKA GROUP

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain selected financial data of the ENSTAR Alaska Group at the dates and for each of the periods indicated. This selected financial data should be read in conjunction with the combined financial statements and notes thereto of the ENSTAR Alaska Group set forth herein beginning on page F-1.

                                              THREE MONTHS ENDED
                                                  MARCH 31,              YEAR ENDED DECEMBER 31,
                                             --------------------    --------------------------------
                                               1994        1993        1993        1992        1991
                                             --------    --------    --------    --------    --------
                                                  (DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)
SELECTED INCOME STATEMENT DATA:
  Revenues:
     Gas sales............................   $ 35,314    $ 38,169    $102,930    $105,511    $128,439
     Transportation.......................        952       1,023       4,097       4,087       1,176
     Other................................         --          --         217          --          --
                                             --------    --------    --------    --------    --------
                                               36,266      39,192     107,244     109,598     129,615
  Cost of gas sold........................     19,250      22,528      59,898      59,999      81,935
                                             --------    --------    --------    --------    --------
  Operating margin........................     17,016      16,664      47,346      49,599      47,680
  Operations and maintenance expense......      5,139       5,223      18,955      18,032      17,753
  Management fees paid to Seagull
     Energy...............................        481         486       1,925       1,944       1,925
  Depreciation and amortization...........      1,949       1,856       7,511       7,184       6,978
                                             --------    --------    --------    --------    --------
  Operating profit........................      9,447       9,099      18,955      22,439      21,024
  Interest expense........................     (1,468)     (1,673)     (6,298)     (6,074)     (5,955)
  Interest income and other...............         56          96         239         293         367
                                             --------    --------    --------    --------    --------
  Earnings before income taxes and
     cumulative effect of changes in
     accounting principles................   $  8,035    $  7,522    $ 12,896    $ 16,658    $ 15,436
                                             --------    --------    --------    --------    --------
                                             --------    --------    --------    --------    --------
  Net earnings (1)........................   $  4,782    $  4,552    $  7,048    $ 12,039    $  9,626
                                             --------    --------    --------    --------    --------
                                             --------    --------    --------    --------    --------
CAPITAL EXPENDITURES......................   $  1,385    $  1,340    $ 10,094    $  9,024    $ 10,492
DIVIDENDS PAID TO THE COMPANY:
  Regular.................................   $  2,250    $  2,000    $  8,000    $  8,000    $  8,000
  Special.................................         --          --          --          --      20,000
SELECTED BALANCE SHEET DATA (END OF
  PERIOD):
  Property, plant and equipment--net......   $161,140    $159,577    $162,004    $160,359    $160,136
  Total assets............................    187,456     189,115     185,701     186,519     189,059
  Long-term debt..........................     62,816      67,039      62,787      67,011      62,487
  Common equity...........................     60,430      62,943      59,362      61,767      59,279
OPERATING DATA:
  Heating degree days (2).................      3,887       3,908       9,382      10,653      10,178
  Volumes (Bcf):
     Gas sold.............................       11.1        10.8        28.9        30.9        35.3
     Gas transported......................        2.4         2.7        11.3        10.2         4.3
     Combined.............................       13.5        13.5        40.2        41.1        39.6
  Margins ($ per Mcf):
     Gas sold.............................   $   1.45    $   1.45    $   1.49    $   1.47    $   1.32
     Gas transported......................       0.39        0.37        0.36        0.40        0.27
     Combined.............................       1.26        1.23        1.17        1.20        1.20
  Customers (end of period)...............     88,576      86,653      88,198      86,413      84,816

- ---------------

(1) 1992 includes the cumulative effect of two changes in accounting principles aggregating $1.6 million. Effective January 1, 1992, the ENSTAR Alaska Group adopted SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

(2) A measure of weather severity calculated by subtracting the mean temperature for each day from 65 degrees Fahrenheit. More heating degree days equate to colder weather. The average annual heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 10,431, 10,101 and 10,324, respectively. The average first quarter heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 4,057, 3,917 and 4,177, respectively.

                              ENSTAR ALASKA GROUP

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS (UNAUDITED)

                             BASIS OF PRESENTATION

     On March 11, 1994, the Company announced that it would seek shareholder approval of an amendment to the Company's Articles of Incorporation (the "ENSTAR Alaska Stock Proposal") that upon implementation would result in (i) the creation of a new class of common stock, the ENSTAR Alaska Stock, intended to reflect separately the performance of the ENSTAR Alaska Group and (ii) the amendment of certain terms of the existing Seagull Common Stock to allow for the issuance of the ENSTAR Alaska Stock. This capital structure has not been reflected in these financial statements. Implementation of the ENSTAR Alaska Stock Proposal will not result in any adjustment to the carrying amounts of the assets, liabilities or common equity presented in the accompanying combined financial statements.

     Because the ENSTAR Alaska Stock is intended to reflect separately the performance of the ENSTAR Alaska Group, the Seagull Common Stock will reflect the performance of Seagull Energy, the Company's remaining two business segments that consist of (i) natural gas exploration, development and production, which is the Company's primary business focus, and (ii) pipeline and marketing operations. The ENSTAR Alaska Stock Proposal will be submitted to the Company's shareholders for their consideration and approval.

     The financial statements for the ENSTAR Alaska Group and for Seagull Energy comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The ENSTAR Alaska Group financial statements have been prepared based upon methods that management believes to be reasonable and appropriate and reflect the combined historical financial position, results of operations and cash flows of the ENSTAR Alaska Group. Consistent with the Articles of Amendment to the Articles of Incorporation in connection with the ENSTAR Alaska Stock Proposal and relevant policies, such business group financial statements could also include contingent liabilities that are not separately identified with the operations of the ENSTAR Alaska Group.

     For additional information with respect to the ENSTAR Alaska Stock Proposal, see "Basis of Presentation" included in Note 1 of notes to the accompanying combined financial statements of the ENSTAR Alaska Group for the years ended December 31, 1993, 1992 and 1991 beginning on page F-6.

                                    GENERAL

     Operating profit for the ENSTAR Alaska Group is affected by weather, regulatory action and customer growth and economic conditions in its market area. The ENSTAR Alaska Group's business is seasonal with approximately 65% of its sales made in the first and fourth quarters of each year. Since ENSTAR Alaska Group's customer base is primarily residential and commercial, its results of operations are significantly influenced by the severity of the weather in its service area. The Company expects customer growth to continue to be relatively modest. During the ENSTAR Alaska Group's 1993 summer construction season, approximately 55 miles of new distribution pipeline were installed to connect some 1,800 net new customers. The new customers were primarily residential customers added by extending the ENSTAR Alaska Group's distribution system into areas not previously serviced.

     Because the ENSTAR Alaska Group's operations are wholly intrastate, it is not subject to or affected by Order 636 or any other economic regulation by the Federal Energy Regulatory Commission. The rates, services and operations of the ENSTAR Alaska Group are subject to regulation by the APUC. In May 1986 the APUC granted the ENSTAR Alaska Group an aggregate rate increase of 20.27% and authorized a regulatory rate of return on common equity of 15.65%. The ENSTAR Alaska Group has no significant regulatory issues pending before the APUC.

     The ENSTAR Alaska Group currently purchases all of its natural gas under long-term contracts with two major international oil and gas companies in which the price is indexed to crude oil futures contracts. These contracts provide for delivery of all the ENSTAR Alaska Group's gas requirements with varying daily deliverability. Prices include a base price plus reimbursement for any severance taxes, with annual adjustments based upon changes in the price of certain traded oil futures contracts. Both contracts have been approved by the APUC.

     The ENSTAR Alaska Group supplies natural gas to its customers at prices that at the present time economically preclude substitution of alternative fuels. Since the ENSTAR Alaska Group's long-term supply contracts include prices that fluctuate based on oil indices, a competitive margin favoring natural gas over oil-based energy sources is expected to continue. However, there is no assurance that the competitive advantage over other alternative fuels will not be reduced or eliminated by the development of new energy technology or by changes in the price of oil or refined products.

     Because the ENSTAR Alaska Group's sales prices are adjusted to include the projected cost of its natural gas, there has been and is expected to be little or no impact on margins derived from the ENSTAR Alaska Group's gas sales as a result of fluctuations in fuel oil prices due to world-wide political events and changing market conditions.

     Based on gas purchases during the 12 months ended December 31, 1993, which are not necessarily indicative of the volume of future purchases, the gas reserves committed to the ENSTAR Alaska Group under its gas contracts would have a current reserve life index of approximately 14 years.

     The following discussion is intended to assist in an understanding of the ENSTAR Alaska Group's financial position and results of operations for each of the periods indicated. The ENSTAR Alaska Group's financial statements and the notes thereto included herein contain detailed information that should be referred to in conjunction with the following discussion.

                             RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

     Summarized financial and operating data for the ENSTAR Alaska Group for the years ended December 31, 1993, 1992 and 1991 are as follows:

                                                 YEAR ENDED DECEMBER 31,             PERCENT CHANGE
                                            ----------------------------------    --------------------
                                              1993         1992         1991      1992-'93    1991-'92
                                            --------     --------     --------    --------    --------
                                             (DOLLARS IN THOUSANDS EXCEPT PER
                                                      UNIT AMOUNTS)
Revenues:
  Gas sales...............................  $102,930     $105,511     $128,439       - 2        - 18
  Transportation..........................     4,097        4,087        1,176        --        +248
  Other...................................       217           --           --       N/A          --
                                            --------     --------     --------    --------    --------
                                             107,244      109,598      129,615       - 2        - 15
Cost of gas sold..........................    59,898       59,999       81,935        --        - 27
                                            --------     --------     --------    --------    --------
Operating margin..........................    47,346       49,599       47,680       - 5          +4
Operations and maintenance expense........    18,955       18,032       17,753       + 5        +  2
Management fees paid to Seagull Energy....     1,925        1,944        1,925       - 1        +  1
Depreciation and amortization.............     7,511        7,184        6,978       + 5        +  3
                                            --------     --------     --------    --------    --------
Operating profit..........................    18,955       22,439       21,024       -16        +  7
Interest expense..........................     6,298        6,074        5,955       + 4        +  2
Interest income and other.................      (239)        (293)        (367)      -18        - 20
                                            --------     --------     --------    --------    --------
Earnings before income taxes and
  cumulative effect of changes in
  accounting principles...................  $ 12,896     $ 16,658     $ 15,436       -23        +  8
                                            --------     --------     --------    --------    --------
                                            --------     --------     --------    --------    --------
Net earnings..............................  $  7,048     $ 12,039     $  9,626       -41        + 25
                                            --------     --------     --------    --------    --------
                                            --------     --------     --------    --------    --------
OPERATING DATA:
Heating degree days (*)...................     9,382       10,653       10,178       -12        +  5
Volumes (Bcf):
  Gas sold................................      28.9         30.9         35.3       - 6        - 12
  Gas transported.........................      11.3         10.2          4.3       +11        +137
  Combined................................      40.2         41.1         39.6       - 2        +  4
Margins ($ per Mcf):
  Gas sold................................      1.49         1.47         1.32       + 1        + 11
  Gas transported.........................      0.36         0.40         0.27       -10        + 48
  Combined................................      1.17         1.20         1.20       - 3          --
Customers (end of year)...................    88,198       86,413       84,816       + 2        +  2

- ---------------

(*) A measure of weather severity calculated by subtracting the mean temperature for each day from 65 degrees Fahrenheit. More heating degree days equate to colder weather. The average annual heating degree days for the 30 years, 10 years and 5 years ended December 31, 1993 were 10,431, 10,101 and 10,324, respectively.

  1993 Results Compared to 1992

     Operating margin declined 5% in 1993 compared to 1992 primarily as a result of a decline in higher margin, weather sensitive gas sales volumes due to unusually warm weather in the ENSTAR Alaska Group's market area. Heating degree days declined 12% in 1993 to 9,382 compared with 10,653 heating degree days in 1992. Since sales prices are adjusted to include the projected cost of gas sold, operating margin is not materially impacted by changes in the price the ENSTAR Alaska Group pays for its gas supply.

     The 6% decline in sales volumes was primarily due to the warmer weather. However, a net increase of 1,800 sales customers during 1993 partially offset the negative effects of the weather. Transported volumes increased 11% in 1993 compared to 1992 primarily due to the addition of an industrial customer served under a new interruptible transportation tariff.

     Earnings before income taxes was 23% lower in 1993 compared to 1992 primarily as a result of the decrease in operating margin discussed above. In addition, operations and maintenance expense, depreciation and amortization and interest expense all increased slightly in 1993. Operations and maintenance expense was higher due to increased payroll and payroll burden costs and ad valorem taxes. The higher payroll costs resulted largely from the settlement of a collective bargaining agreement in early 1993. Depreciation and amortization increased in 1993 due to the higher depreciable asset base resulting from the ENSTAR Alaska Group's capital expenditure program. Interest expense was higher in 1993 as a result of the mid-1992 private placement of long-term debt of $50 million.

     1993 net earnings reflects an increase in the ENSTAR Alaska Group's income tax provision of approximately $800,000 resulting from a 1% increase in the federal corporate tax rate from 34% to 35% called for in recently enacted tax legislation. In addition, net earnings for 1992 included the cumulative effect of two changes in accounting principles. Effective January 1, 1992, the ENSTAR Alaska Group adopted SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The cumulative effect of these accounting changes as of January 1, 1992 resulted in an increase in net earnings of approximately $1.6 million as reflected in the ENSTAR Alaska Group's combined statements of earnings for the year ended December 31, 1992.

  1992 Results Compared to 1991

     Operating margin was 2% higher in 1992 compared to 1991 primarily as a result of higher heating customer demand due to colder temperatures and an increase in customers, primarily residential customers. Heating degree days and combined sales and transported volumes increased 5% and 4%, respectively, in 1992 compared to 1991.

     Sales volumes decreased 12% and transported volumes increased 137% because one large utility customer that was previously a sales customer began purchasing gas directly from gas producers in the fourth quarter of 1991. The ENSTAR Alaska Group transports the utility's gas supplies for a transportation fee that approximates the margin that would have been earned had the customer remained a sales customer rather than becoming a transportation customer. Accordingly, combined volumes and operating margin were not materially affected by these factors in 1992. Because the transport fee for this large utility customer was greater than the average transport fee for other customers, but lower than the average operating margin for ENG's other sales customers, the operating margin per Mcf increased for both sales and transport customers in 1992 compared to 1991.

     Earnings before income taxes was 8% higher in 1992 compared to 1991 due to the increase in operating margin partially offset by increased operations and maintenance expense, depreciation and amortization and interest expense. Operations and maintenance expense was 2% higher than the previous year primarily due to increases in payroll-related costs. Depreciation and amortization increased due to the higher depreciable asset base resulting from the ENSTAR Alaska Group's capital expenditure program. Interest expense increased slightly due to the mid-1992 private placement of long-term debt of $50 million.

     Net earnings for 1992 included the cumulative effect of the accounting changes described above.

QUARTERS ENDED MARCH 31, 1994 AND 1993

     Summarized financial and operating data for the ENSTAR Alaska Group for the quarters ended March 31, 1994 and 1993 are as follows:

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                          ---------------------      PERCENT
                                                           1994          1993        CHANGE
                                                          -------       -------      -------
                                                          (DOLLARS IN THOUSANDS
                                                             EXCEPT PER UNIT
                                                                AMOUNTS)
    Revenues:
      Gas sales........................................   $35,314       $38,169         - 7
      Transportation...................................       952         1,023         - 7
                                                          -------       -------      -------
                                                           36,266        39,192         - 7
    Cost of gas sold...................................    19,250        22,528         -15
                                                          -------       -------      -------
    Operating margin...................................    17,016        16,664         + 2
    Operations and maintenance expense.................     5,139         5,223         - 2
    Management fees paid to Seagull Energy.............       481           486         - 1
    Depreciation and amortization......................     1,949         1,856         + 5
                                                          -------       -------      -------
    Operating profit...................................     9,447         9,099         + 4
    Interest expense...................................     1,468         1,673         -12
    Interest income and other..........................       (56)          (96)        -42
                                                          -------       -------      -------
    Earnings before income taxes.......................   $ 8,035       $ 7,522         + 7
                                                          -------       -------      -------
                                                          -------       -------      -------
    Net earnings.......................................   $ 4,782       $ 4,552         + 5
                                                          -------       -------      -------
                                                          -------       -------      -------
    OPERATING DATA:
    Heating degree days................................     3,887         3,908         - 1
    Volumes (Bcf):
      Gas sold.........................................      11.1          10.8         + 3
      Gas transported..................................       2.4           2.7         -11
      Combined.........................................      13.5          13.5          --
    Margins ($ per Mcf):
      Gas sold.........................................      1.45          1.45          --
      Gas transported..................................      0.39          0.37         + 5
      Combined.........................................      1.26          1.23         + 2
    Customers (end of period)..........................    88,576        86,653         + 2

1994 Quarterly Results Compared to 1993

     Operating margin increased 2% in 1994 compared to 1993. An increase in higher margin gas sales volumes offset a decline in lower margin transportation volumes. The increase in gas sales volumes resulted from the addition of 1,900 sales customers since the end of the first quarter in 1993, which more than offset the negative effects of slightly warmer weather in the 1994 quarter. Transportation volumes declined in 1994 primarily as a result of production difficulties experienced by one gas supplier.

     Net earnings was higher in the 1994 quarter in comparison to the 1993 period primarily as a result of the increase in operating margin discussed above. In addition, declines in operations and maintenance and interest expense more than offset increases in depreciation and amortization and income taxes. Operations and maintenance expense was lower due primarily to lower trade organization membership fees and bad debt expense. Interest expense declined 12% as a result of debt principal repayments. Depreciation and amortization increased in the 1994 quarter due to the higher depreciable asset base resulting from the ENSTAR Alaska Group's capital expenditures program. Income taxes were higher in 1994 primarily due to an increase in earnings before income taxes.

                        LIQUIDITY AND CAPITAL RESOURCES

                                                   YEAR ENDED DECEMBER 31,       PERCENT CHANGE
                                                 ---------------------------   -------------------
                                                  1993      1992      1991     1992-'93   1991-'92
                                                 -------   -------   -------   --------   --------
                                                   (DOLLARS IN THOUSANDS)
    Net cash provided by operating
      activities...............................  $24,603   $10,525   $27,468      +134        -62
    Capital expenditures.......................   10,094     9,024    10,492       +12        -14
    Dividends paid to the Company:
      Regular..................................    8,000     8,000     8,000        --         --
      Special..................................       --        --    20,000        --       -100

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                     -------------------           PERCENT
                                                      1994         1993            CHANGE
                                                     ------       ------           ----
                                                    (DOLLARS IN THOUSANDS)
    Net cash provided by operating activities.....   $9,653       $9,683             --
    Capital expenditures..........................    1,385        1,340            + 3
    Regular dividends paid to the Company.........    2,250        2,000            +13

     Changes in net cash provided by operating activities from period to period occurred primarily due to fluctuations in working capital which are the result of the timing of the payment of certain accounts payable and collection of certain accounts receivable. The ENSTAR Alaska Group has a $5 million revolving line of credit, none of which was utilized during 1993. This is a one-year line of credit that has historically been renewed annually and is used for seasonal working capital requirements.

     The ENSTAR Alaska Group is engaged in a continuous construction program with the majority of construction activities taking place during the summer and early fall. The decline in capital expenditures for the year ended December 31, 1992 in comparison to the 1993 and 1991 levels was due in part to a shorter summer construction season resulting from colder weather in the ENSTAR Alaska Group's market area during 1992. Approximately 43 miles of distribution pipeline were installed to connect new customers during the 1992 summer construction season, in comparison to approximately 55 miles and 60 miles installed during the 1993 and 1991 seasons, respectively. Capital expenditures for the first quarter of 1994 were basically unchanged from the 1993 period. Current plans for 1994 call for capital expenditures of approximately $10.2 million for the ENSTAR Alaska Group, which are expected to be financed by cash flows from operations. Management believes capital expenditures required on an annual basis in the foreseeable future for betterments and expansion will approximate historical levels.

     The ENSTAR Alaska Group has paid a dividend in every year since 1972. Regular dividends paid to the Company of $8 million in each of the years 1993, 1992 and 1991 and $2.25 million and $2.0 million in the first quarter of 1994 and 1993, respectively, were financed with cash flows from operations. A special dividend of $20 million was paid to the Company in 1991, financed with a portion of the proceeds from a $40 million unsecured credit facility entered into in July 1991. The remaining proceeds were used to repay debt. The ENSTAR Alaska Group's total debt to total capitalization ratio increased from approximately 39.4% as of December 31, 1990 to approximately 53.6% as of December 31, 1991 primarily as a result of these transactions. The ENSTAR Alaska Group's total debt to total capitalization ratio was 52.0% and 53.4% as of December 31, 1993 and 1992, respectively, and 51.6% and 52.9% as of March 31, 1994 and 1993, respectively.

     Future dividends on the ENSTAR Alaska Stock will be paid at the discretion of the Board of Directors based primarily upon the financial condition, results of operations and business requirements of the ENSTAR Alaska Group and, to a lesser extent, the Company as a whole. The Company's ability to pay dividends on ENSTAR Alaska Stock will be partially dependent on the availability of APC's cash flows to the Company by way of dividends. The senior unsecured notes of APC provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of APC. Under the most restrictive of these provisions, approximately $14.3 million was available for the making of restricted investments, restricted payments and restricted subordinated debt payments by APC as of

March 31, 1994. Amounts available for dividends on the ENSTAR Alaska Stock are further limited by covenants in the Company's bank credit agreements and other financing documents. For a discussion of APC's debt instruments and financing activities, see Note 4 of Notes to the accompanying combined financial statements of the ENSTAR Alaska Group for the years ended December 31, 1993, 1992 and 1991 beginning on page F-6. For a discussion of the Company's bank credit agreements and other financing documents, see Note 6 of Notes to the Company's financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993, which is incorporated herein by reference. Under the Revolver, as of March 31, 1994, approximately $27.5 million was generally available for payment of dividends on or repurchases of capital stock of the Company. In addition, the Revolver contains a special "basket" with respect to dividend payments on the ENSTAR Alaska Stock. Pursuant to this basket, as of March 31, 1994, $24.8 million was available for payment of dividends on the ENSTAR Alaska Stock. Dividends will also be limited to the lesser of (i) legally available funds of the Company under Texas law and (ii) the Available ENSTAR Alaska Group Dividend Amount, as defined. See "Dividend Policy" and "Description of Capital Stock -- ENSTAR Alaska Stock -- Dividends."

     The ENSTAR Alaska Group believes that internally generated funds and APC's access to debt markets will provide necessary working capital and liquidity for capital expenditures, required debt payments and other cash needs in the foreseeable future. In addition, a portion of the capital expenditures required to expand ENG's distribution system into new areas is funded with non-interest bearing advances from prospective customers.

     To date, compliance with applicable environmental and safety regulations by the ENSTAR Alaska Group has not required any significant capital expenditures or materially affected its business or earnings. The ENSTAR Alaska Group believes it is in substantial compliance with environmental and safety regulations and foresees no material expenditures in the future; however, the ENSTAR Alaska Group is unable to predict the impact that compliance with future regulations may have on capital expenditures, earnings and competitive position.

     The ENSTAR Alaska Group is a party to ongoing litigation in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the ENSTAR Alaska Group cannot be predicted with certainty, management believes that the effect on the combined financial condition and results of operations, if any, will not be material.

                           SEAGULL ENERGY CORPORATION

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The unaudited pro forma condensed statement of earnings for the year ended December 31, 1993 gives effect to (i) the Seagull Canada Acquisition, financed initially under the Canadian Credit Agreement and the Revolver, and (ii) the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) in the Offering and the application of the estimated net proceeds therefrom of $127 million to repay amounts borrowed under the Revolver, as if both events had occurred on January 1, 1993. The unaudited pro forma condensed statement of earnings for the three months ended March 31, 1994 gives effect to the pro forma transactions and events described in clause (ii) above as if the sale had occurred on January 1, 1993. Actual results of Seagull Canada's operations for the first quarter of 1994 are reflected in the Company's unaudited consolidated financial statements.

     The unaudited pro forma condensed balance sheet as of March 31, 1994 gives effect to the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) in the Offering and the application of the estimated net proceeds therefrom of $127 million to repay amounts borrowed under the Revolver as if the sale had occurred on March 31, 1994.

     The following unaudited pro forma information has been included as required by the rules of the Commission and is provided for comparative purposes only. The unaudited pro forma information presented is based on the respective historical consolidated financial statements of the Company and Novalta and should be read in conjunction with such financial statements and the related notes thereto. The historical consolidated financial statements of Novalta as presented do not reflect the effect of certain transactions between Novalta and NOVA Corporation of Alberta and its subsidiaries that were completed prior to the closing of the Seagull Canada Acquisition, such as the elimination of intercompany debt balances. The effect of such transactions are reflected in the conforming adjustments to the unaudited pro forma condensed financial statements. The unaudited pro forma information presented does not purport to be indicative of actual results, if the transactions had occurred on the dates or for the periods indicated, or of future results.

     The financial statements of Novalta for the years ended December 31, 1993 and 1992 are incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated January 4, 1994, as amended.

                           SEAGULL ENERGY CORPORATION

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                       THREE MONTHS ENDED MARCH 31, 1994


                                                                                       PRO
                                                                       CONFORMING     FORMA
                                                        HISTORICAL     ADJUSTMENTS   COMBINED
                                                        ----------     -----------   --------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER
                                                                   SHARE AMOUNTS)
Revenues.............................................   $127,063       $    --       $127,063
Costs of Operations:
  Operating costs....................................     53,214            --         53,214
  Depreciation, depletion and amortization...........     39,020            --         39,020
                                                        --------       -------       --------
Operating Profit.....................................     34,829            --         34,829
General and Administrative Expense...................      2,991            --          2,991
Interest Expense.....................................     11,545        (1,485)(D)     10,060
Interest Income and Other............................       (107)           --           (107)
                                                        --------       -------       --------
Earnings Before Income Taxes.........................     20,400         1,485         21,885
Income Taxes.........................................      7,485           520(E)       8,005
                                                        --------       -------       --------
Net Earnings.........................................   $ 12,915       $   965       $ 13,880
                                                        --------       -------       --------
                                                        --------       -------       --------
Earnings Per Share for Seagull Energy Corporation
  Common Stock.......................................   $   0.35
                                                        --------
                                                        --------
Weighted Average Number of Seagull Energy Corporation
  Common Shares Outstanding (in thousands)...........     36,928
                                                        --------
                                                        --------
Net Earnings Applicable to Seagull Common Stock......                                $  9,098
                                                                                     --------
                                                                                     --------
Earnings Per Share for Seagull Common Stock..........                                $   0.25
                                                                                     --------
                                                                                     --------
Weighted Average Number of Shares Outstanding of
  Seagull Common Stock (in thousands)................                   36,928(F)      36,928
                                                                       -------       --------
                                                                       -------       --------
Net Earnings Applicable to ENSTAR Alaska Stock.......                                $  4,782
                                                                                     --------
                                                                                     --------
Earnings Per Share for ENSTAR Alaska Stock...........                                $   0.64
                                                                                     --------
                                                                                     --------
Weighted Average Number of Shares Outstanding of
  ENSTAR Alaska Stock (in thousands).................                    7,500(G)       7,500
                                                                       -------       --------
                                                                       -------       --------

See Accompanying Notes to Unaudited Pro Forma Condensed Statements of Earnings.

                           SEAGULL ENERGY CORPORATION

              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1993

                                                        HISTORICAL
                                                 -------------------------
                                                   SEAGULL        NOVALTA
                                                   ENERGY        RESOURCES     CONFORMING      PRO FORMA
                                                 CORPORATION      INC.(H)      ADJUSTMENTS     COMBINED
                                                 -----------     ---------     -----------     ---------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues........................................  $ 377,165       $32,358        $    --       $ 409,523
Costs of Operations:
  Operating costs...............................    184,620        12,973            399 (A)      197,992
  Depreciation, depletion and amortization......    116,556         9,371         (9,371)(B)     131,772
                                                                                  15,216 (C)
                                                 -----------     ---------     -----------     ---------
Operating Profit................................     75,989        10,014         (6,244)         79,759
General and Administrative Expense..............     11,666            --             --          11,666
Interest Expense................................     36,753         1,083         (1,083)(B)      39,973
                                                                                   3,220 (D)
Interest Income and Other.......................     (5,708)       (3,102)            --          (8,810)
                                                 -----------     ---------     -----------     ---------
Earnings Before Income Taxes....................     33,278        12,033         (8,381)         36,930
Income Taxes....................................      6,080         4,650         (4,650)(B)       9,240
                                                                                   3,160 (E)
                                                 -----------     ---------     -----------     ---------
Net Earnings....................................  $  27,198       $ 7,383        $(6,891)      $  27,690
                                                 -----------     ---------     -----------     ---------
                                                 -----------     ---------     -----------     ---------
Earnings Per Share for Seagull Energy
  Corporation Common Stock......................  $    0.76
                                                 -----------
                                                 -----------
Weighted Average Number of Seagull Energy
  Corporation Common Shares Outstanding
  (in thousands)................................     35,790
                                                 -----------
                                                 -----------
Net Earnings Applicable to Seagull Common
  Stock.........................................                                               $  20,642
                                                                                               ---------
                                                                                               ---------
Earnings Per Share for Seagull Common Stock.....                                               $    0.58
                                                                                               ---------
                                                                                               ---------
Weighted Average Number of Shares Outstanding
  of Seagull Common Stock (in thousands)........                                  35,790 (F)       35,790
                                                                               -----------     ---------
                                                                               -----------     ---------
Net Earnings Applicable to ENSTAR Alaska
  Stock.........................................                                               $   7,048
                                                                                               ---------
                                                                                               ---------
Earnings Per Share for ENSTAR Alaska Stock......                                               $    0.94
                                                                                               ---------
                                                                                               ---------
Weighted Average Number of Shares Outstanding
  of ENSTAR Alaska Stock (in thousands).........                                   7,500 (G)        7,500
                                                                               -----------     ---------
                                                                               -----------     ---------

See Accompanying Notes to Unaudited Pro Forma Condensed Statements of Earnings.

                           SEAGULL ENERGY CORPORATION

                          NOTES TO UNAUDITED PRO FORMA
                        CONDENSED STATEMENTS OF EARNINGS

(A) To adjust general operating expenses to give effect to the Company's increased personnel, rent, consultation, professional and other expenses expected as a result of the Seagull Canada Acquisition.

(B) To eliminate depreciation, depletion and amortization, interest expense and income taxes of Novalta.

(C) To adjust depreciation, depletion and amortization to give effect to the Seagull Canada Acquisition.

(D) To adjust interest expense to give effect to the Seagull Canada Acquisition initially financed under the Canadian Credit Agreement and the Revolver, the reduction of the Revolver with the proceeds from the issuance and sale of the ENSTAR Alaska Stock pursuant to the Offering and the amortization of loan acquisition costs relating to the Canadian Credit Agreement.

     The pro forma interest expense adjustments were calculated as follows:

                                                        THREE MONTHS
                                                           ENDED                  YEAR ENDED
                                                       MARCH 31, 1994         DECEMBER 31, 1993
                                                       --------------         -----------------
                                                               (DOLLARS IN THOUSANDS)
    Pro forma change in outstanding balance --
      Canadian Credit Agreement
      Seagull Canada Acquisition..................                           $151,938
    Estimated average interest rate...............                               4.45%
                                                                             --------
    Pro forma interest expense on Canadian Credit
      Agreement...................................                                          6,758
    Pro forma change in outstanding balance --
      Revolver
      Seagull Canada Acquisition..................                             49,826
      Proceeds from sale of ENSTAR Alaska Stock...  (127,000)                (127,000)
                                                    --------                 --------
                                                    (127,000)                 (77,174)
    Estimated average interest rate...............      4.68%                    4.83%
                                                    --------                 --------
    Pro forma interest expense on the decreased
      Revolver....................................                (1,485)                  (3,731)
    Pro forma amortization of loan acquisition
      costs related to the Canadian Credit
      Agreement...................................                                            193
                                                                 -------                  -------
                                                                 $(1,485)                 $ 3,220
                                                                 -------                  -------
                                                                 -------                  -------

(E) To adjust income taxes for the items discussed in Notes (A) through (D) above.

(F) To reflect the amendment of the terms of the Seagull Common Stock to provide for the issuance of the ENSTAR Alaska Stock.

(G) To record the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) pursuant to the Offering.

(H) Revenues, expenses and net income of Novalta were translated using the average conversion rate during 1993 of $0.7752 per Canadian dollar(C$). A reconciliation of the net income of Novalta as set forth in the historical financial statements to net earnings provided in the pro forma financial statements is as follows, in thousands except conversion rate:

       Net income per historical financial statements presented in accordance with U.S. generally accepted accounting
        principles....................................................   C$ 9,524
       Times average conversion rate..................................   US$ 0.7752/C$
                                                                         --------------
       Net earnings provided in the pro forma financial statements....   US$ 7,383
                                                                         --------------
                                                                         --------------

                           SEAGULL ENERGY CORPORATION

                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 MARCH 31, 1994

                                                                     CONFORMING    PRO FORMA
                                                      HISTORICAL     ADJUSTMENTS   COMBINED
                                                      ----------     -----------   ---------
                                                              (DOLLARS IN THOUSANDS)
                                    ASSETS
Current Assets:
  Cash and cash equivalents........................  $    7,760      $     --     $    7,760
  Accounts receivable, net.........................     111,863            --        111,863
  Other............................................       9,242            --          9,242
                                                     ----------      --------     ----------
          Total Current Assets.....................     128,865            --        128,865
Property, Plant and Equipment -- at cost...........   1,509,341            --      1,509,341
Accumulated Depreciation, Depletion and
  Amortization.....................................     385,017            --        385,017
                                                     ----------      --------     ----------
                                                      1,124,324            --      1,124,324
Other Assets.......................................      64,389            --         64,389
                                                     ----------      --------     ----------
          Total Assets.............................  $1,317,578      $     --     $1,317,578
                                                     ----------      --------     ----------
                                                     ----------      --------     ----------
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.................................  $   89,822      $     --     $   89,822
  Current maturities of long-term debt.............       1,536            --          1,536
  Other............................................      26,410            --         26,410
                                                     ----------      --------     ----------
          Total Current Liabilities................     117,768            --        117,768
Long-Term Debt.....................................     632,363      (127,000)(A)    505,363
Other Noncurrent Liabilities.......................      62,829            --         62,829
Deferred Income Taxes..............................      54,474            --         54,474
Shareholders' Equity:
  Seagull Common Stock.............................       3,639            --          3,639
  ENSTAR Alaska Stock..............................          --           750 (A)        750
  Additional paid-in capital.......................     324,281       126,250 (A)    450,531
  Retained earnings................................     133,628            --        133,628
  Foreign currency translation adjustment..........      (2,240)           --         (2,240)
  Less -- note receivable from ESOP................      (6,029)           --         (6,029)
  Less -- Seagull Common Stock held in
     Treasury, at cost.............................      (3,135)           --         (3,135)
                                                     ----------      --------     ----------
          Total Shareholders' Equity...............     450,144       127,000        577,144
                                                     ----------      --------     ----------
          Total Liabilities and Shareholders'
            Equity.................................  $1,317,578      $     --     $1,317,578
                                                     ----------      --------     ----------
                                                     ----------      --------     ----------

- ---------------

(A) To record the issuance and sale of 7,500,000 shares of ENSTAR Alaska Stock (representing 100% of the equity attributable to the ENSTAR Alaska Group) pursuant to the Offering and the corresponding decrease in long-term debt outstanding resulting from the application of the net proceeds therefrom. See "Underwriting."

                           SEAGULL ENERGY CORPORATION

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain selected financial data of the Company at the dates and for each of the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements and notes thereto of the Company set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, which are incorporated by reference herein.

                                        THREE MONTHS ENDED
                                             MARCH 31,              YEAR ENDED DECEMBER 31,
                                       ---------------------   ---------------------------------
                                         1994        1993        1993        1992        1991
                                       ---------   ---------   ---------   ---------   ---------
                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SELECTED INCOME STATEMENT DATA(1):
  Revenues........................... $  127,063   $  103,192  $  377,165  $  238,829   $ 248,537
  Costs of operations:
     Operating costs.................     49,031       50,147     167,355     135,810     156,225
     Exploration charges.............      4,183        5,539      17,265       9,905       9,227
     Depreciation, depletion and
       amortization..................     39,020       28,085     116,556      63,231      52,902
                                      ----------   ----------  ----------  ----------   ---------
                                          92,234       83,771     301,176     208,946     218,354
                                      ----------   ----------  ----------  ----------   ---------
  Operating profit...................     34,829       19,421      75,989      29,883      30,183
  Other (income) expense:
     General and administrative
       expenses......................      2,991        3,498      11,666      10,099       8,427
     Interest expense................     11,545       10,535      36,753      17,574      17,875
     Interest income and other.......       (107)        (505)     (5,708)     (4,705)     (1,426)
                                      ----------   ----------  ----------  ----------   ---------
                                          14,429       13,528      42,711      22,968      24,876
                                      ----------   ----------  ----------  ----------   ---------
  Earnings before income taxes and
     cumulative effect of changes in
     accounting principles...........     20,400        5,893      33,278       6,915       5,307
  Income taxes.......................      7,485        2,040       6,080       2,500         200
                                      ----------   ----------  ----------  ----------   ---------
  Earnings before cumulative effect of
     changes in accounting
     principles......................     12,915        3,853      27,198       4,415       5,107
  Cumulative effect of changes in
     accounting principles(2)........         --           --          --       2,273          --
                                      ----------   ----------  ----------  ----------   ---------
  Net earnings....................... $   12,915   $    3,853  $   27,198  $    6,688   $   5,107
                                      ----------   ----------  ----------  ----------   ---------
                                      ----------   ----------  ----------  ----------   ---------
  Earnings per share:
     Before cumulative effect of
       changes in accounting
       principles.................... $     0.35   $     0.12  $     0.76  $     0.17   $    0.23
     Cumulative effect of changes in
       accounting principles(2)......         --           --          --        0.09          --
                                      ----------   ----------  ----------  ----------   ---------
          Net earnings............... $     0.35   $     0.12  $     0.76  $     0.26   $    0.23
                                      ----------   ----------  ----------  ----------   ---------
                                      ----------   ----------  ----------  ----------   ---------
CAPITAL EXPENDITURES(3).............. $   23,548   $   22,948  $  112,042  $   43,651   $  71,709
SELECTED BALANCE SHEET DATA(1):
  Property, plant and
     equipment -- net................ $1,124,324   $  927,211  $  933,189  $  937,802   $ 500,255
  Total assets.......................  1,317,578    1,087,989   1,118,251   1,102,964     618,552
  Long-term debt.....................    632,363      448,039     459,787     608,011     219,154
  Shareholders' equity(4)(5).........    450,144      411,819     439,379     243,673     235,797

- ---------------

(1) Includes the Mid-Continent Assets since March 8, 1991, Seagull Mid-South Inc. since December 31, 1992 and Seagull Energy Canada Ltd. since January 4, 1994, the respective dates of such acquisitions.

(2) Effective January 1, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

(3) Exclusive of consideration paid for the Mid-Continent Assets in 1991, Seagull Mid-South Inc. and two gas gathering systems in 1992 and Seagull Energy Canada Ltd. in 1994.

(4) Reflects the December 13, 1991 and February 5, 1993 issuance and sale of 3,000,000 shares and 10,120,000 shares, respectively, of Seagull Common Stock pursuant to underwritten public offerings.

(5) The Company has not declared any cash dividends on Seagull Common Stock since it became a public entity in 1981.

                           SEAGULL ENERGY CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (UNAUDITED)

                                    GENERAL

     The following discussion is intended to assist in an understanding of the Company's financial position and results of operations for each of the periods indicated. The Company's financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, which are incorporated by reference herein, contain detailed information that should be referred to in conjunction with the following discussion.

                             RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

CONSOLIDATED HIGHLIGHTS

                                                 YEAR ENDED DECEMBER 31,            PERCENT CHANGE
                                             --------------------------------    --------------------
                                               1993        1992        1991      1992-'93    1991-'92
                                             --------    --------    --------    --------    --------
                                                  (DOLLARS IN THOUSANDS
                                                EXCEPT PER SHARE AMOUNTS)
Revenues:
  Exploration and production................ $227,437    $ 91,991    $ 81,099     +  147      +  13
  Pipeline and marketing....................   42,484      37,240      37,823     +   14      -   2
  Alaska transmission and distribution......  107,244     109,598     129,615     -    2      -  15
                                             --------    --------    --------    --------    --------
                                             $377,165    $238,829    $248,537     +   58      -   4
                                             --------    --------    --------    --------    --------
                                             --------    --------    --------    --------    --------
Operating profit (loss):
  Exploration and production................ $ 42,969    $ (1,613)   $  1,275     +2,764      - 227
  Pipeline and marketing....................   14,065       9,057       7,884     +   55      +  15
  Alaska transmission and distribution......   18,955      22,439      21,024     -   16      +   7
                                             --------    --------    --------    --------    --------
                                             $ 75,989    $ 29,883    $ 30,183     +  154      -   1
                                             --------    --------    --------    --------    --------
                                             --------    --------    --------    --------    --------
Earnings before cumulative effect of changes
  in accounting principles.................. $ 27,198    $  4,415    $  5,107     +  516      -  14
Net earnings................................ $ 27,198    $  6,688    $  5,107     +  307      +  31
Earnings per share:
  Earnings before cumulative effect of
     changes
     in accounting principles............... $   0.76    $   0.17    $   0.23     +  347      -  26
  Cumulative effect of changes in accounting
     principles.............................       --        0.09          --     -  100        N/A
                                             --------    --------    --------    --------    --------
  Net earnings.............................. $   0.76    $   0.26    $   0.23     +  192      +  13
                                             --------    --------    --------    --------    --------
                                             --------    --------    --------    --------    --------
Net cash provided by operating activities
  before changes in operating assets and
  liabilities............................... $160,762    $ 81,368    $ 66,654     +   98      +  22
Net cash provided by operating activities... $119,761    $ 72,187    $ 69,773     +   66      +   3
Weighted average number of common shares
  outstanding (in thousands)................   35,790      25,583      22,692     +   40      +  13

     Revenues and Operating Profit are discussed in the respective segment sections.

1993 Results Compared to 1992

     The Company recorded a significant increase in net earnings for the year ended December 31, 1993 versus the prior year due to increases in operating profit, partially offset by increases in interest and general and administrative expenses. Net earnings for 1993 includes a pre-tax gain of approximately $3.8 million relating to the sales of non-strategic producing properties. The Company's 1993 net earnings also benefitted from a reduction in the Company's income tax provision due to utilization of approximately $4.8 million in Internal Revenue Code Section 29 tax credits, which more than offset a 1% increase in the federal corporate tax rate from 34% to 35%. In addition, net earnings for the prior year included a $4.6 million pre-tax settlement of litigation (the "Seismic Litigation Settlement") and the cumulative effect of two changes in accounting principles described below. See "Other (Income) Expense" and "Income Taxes" sections below.

     Effective January 1, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The cumulative effect of these accounting changes as of January 1, 1992 resulted in a net increase in net earnings of approximately $2.3 million, or $0.09 per share, as reflected in the Company's consolidated statement of earnings for the year ended December 31, 1992.

     Net cash provided by operating activities before and after changes in operating assets and liabilities for 1993 increased substantially in comparison to 1992 primarily as a result of significant increases in the Company's natural gas production primarily due to the Company's acquisition of Arkla Exploration Company (the "Mid-South Acquisition") in December 1992.

     On June 4, 1993, the Company effected, in the form of a 100 percent stock dividend, a two-for-one stock split (the "Stock Split") of all the issued shares of Seagull Common Stock. The weighted average number of common shares outstanding and per share amounts for all periods have been restated to reflect the Stock Split. All share amounts included in the consolidated balance sheets and consolidated statements of shareholders' equity as of dates prior to June 4, 1993 were not adjusted to reflect the Stock Split.

     The increase in the weighted average number of common shares outstanding in 1993 over 1992 was due to the February 1993 sale of 5,060,000 shares (10,120,000 shares after the Stock Split) of Seagull Common Stock pursuant to an underwritten public offering.

1992 Results Compared to 1991

     The Company's net earnings for 1992 increased from 1991 primarily due to the Seismic Litigation Settlement and the cumulative effect of two changes in accounting principles described above, partially offset by higher general and administrative expenses and a higher effective income tax rate. See "Other (Income) Expense" and "Income Taxes" sections below.

     Net cash provided by operating activities before changes in operating assets and liabilities increased 22% in 1992 in comparison to 1991 primarily due to increases in cash flows generated by the Company's Exploration and Production ("E&P") segment and the Seismic Litigation Settlement. Net cash provided by operating activities was not materially different from the 1991 amount.

     The weighted average number of common shares outstanding in 1992 reflects the full year effect of the December 1991 sale of 1,500,000 shares (3,000,000 shares after the Stock Split) of Seagull Common Stock pursuant to an underwritten public offering.

EXPLORATION AND PRODUCTION

                                                  YEAR ENDED DECEMBER 31,           PERCENT CHANGE
                                               ------------------------------    --------------------
                                                 1993       1992       1991      1992-'93    1991-'92
                                               --------    -------    -------    --------    --------
                                                   (DOLLARS IN THOUSANDS
                                                  EXCEPT PER UNIT AMOUNTS)
Revenues:
  Natural gas................................. $203,137    $70,689    $55,691      +  187       +  27
  Oil and condensate..........................   23,597     18,849     22,546      +   25       -  16
  Natural gas liquids.........................    3,132      2,706      2,518      +   16       +   7
  Other.......................................   (2,429)      (253)       344      -  860       - 174
                                               --------    -------    -------    --------    --------
                                                227,437     91,991     81,099      +  147       +  13
Lifting costs.................................   53,243     26,230     24,018      +  103       +   9
General operating expense.....................   10,408      4,614      3,933      +  126       +  17
Exploration charges...........................   17,265      9,905      9,227      +   74       +   7
Depreciation, depletion and amortization......  103,552     52,855     42,646      +   96       +  24
                                               --------    -------    -------    --------    --------
Operating profit (loss)....................... $ 42,969    $(1,613)   $ 1,275      +2,764       - 227
                                               --------    -------    -------    --------    --------
                                               --------    -------    -------    --------    --------
OPERATING DATA:
Net daily production:
  Natural gas (MMcf)..........................    279.5      104.2       90.2      +  168       +  16
  Oil and condensate (Bbl)....................    3,868      2,769      3,043      +   40       -   9
  Natural gas liquids (Bbl)...................      773        725        618      +    7       +  17
  Combined (MMcfe)(*).........................    307.4      125.2      112.1      +  146       +  12
Average sales prices:
  Natural gas ($ per Mcf).....................     1.99       1.85       1.69      +    8       +   9
  Oil and condensate ($ per Bbl)..............    16.72      18.60      20.30      -   10       -   8
  Natural gas liquids ($ per Bbl).............    11.10      10.20      11.17      +    9       -   9
  Combined ($ per Mcfe)(*)....................     2.03       2.01       1.97      +    1       +   2
Lifting costs ($ per Mcfe)(*):
  Lease operating.............................     0.25       0.33       0.37      -   24       -  11
  Workovers...................................     0.04       0.05       0.05      -   20          --
  Production taxes............................     0.08       0.09       0.09      -   11          --
  Transportation..............................     0.07       0.06       0.04      +   17       +  50
  Ad valorem taxes............................     0.03       0.04       0.04      -   25          --
  Total.......................................     0.47       0.57       0.59      -   18       -   3
DD&A rate ($ per Mcfe)(*).....................     0.92       1.15       1.04      -   20       +  11

- ---------------

(*) Mcfe and MMcfe represent the equivalent of one Mcf and one MMcf of natural gas, respectively. Oil and condensate and natural gas liquids are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content.

     The increase in operating profit of the E&P segment for the year ended December 31, 1993 as compared to 1992 was due to a significant increase in revenues as a result of increased natural gas production and higher natural gas prices, which more than offset increases in depreciation, depletion and amortization ("DD&A") expense, exploration charges and lifting costs.

     DD&A expense and lifting costs increased as a result of the significant increase in production. However, both DD&A expense and lifting costs per equivalent unit of production declined in 1993. Exploration charges also increased in 1993 due to higher dry hole costs as a result of increased exploratory activity. In 1993, the Company was successful on eight gross exploratory wells in 27 attempts, compared with three successes out of 15 wells drilled during 1992.

     The increase in natural gas production was primarily due to contributions from properties acquired in connection with the Mid-South Acquisition. On December 31, 1992, the Company acquired the outstanding capital stock of Arkla Exploration Company from Arkla, Inc. ("Arkla"), which more than doubled the Company's proved natural gas reserves as of such date. In addition, because of the improvement in natural gas prices, the Company had substantially no price-related curtailments of gas production in 1993 compared with significant curtailments in prior years. In response to the sustained growth in demand for and shrinking industry deliverability of natural gas, particularly from the offshore Gulf Coast, the Company continues to boost its deliverability through accelerated exploration and exploitative activities. The Company's deliverability increased significantly in the fourth quarter of 1993 primarily due to production flowing for the first time from three newly installed Company operated production facilities offshore Texas and Louisiana.

     Although revenues for the E&P segment were much higher for the year ended December 31, 1992 compared with 1991 due to an increase in production and higher natural gas prices, these increases were more than offset by increased DD&A expense, exploration charges and lifting costs. The higher DD&A charge was due both to the increase in natural gas production and a higher DD&A rate per unit of production. Exploration charges increased primarily due to higher dry hole costs. Total lifting costs increased due to the increase in production; however, lifting costs per unit of production declined slightly.

     The increase in natural gas production in 1992 was primarily due to the full period effect of production from certain gas and oil assets (the "Mid-Continent Assets"), purchased from Mesa Limited Partnership, a predecessor of Mesa, Inc., in March 1991, and to production flowing for the first time from certain of the Company's discoveries. In addition, the improvement in prices and growing demand for natural gas prompted the Company to increase production to near maximum deliverability in late 1992 and for the 1992-93 winter season. The Company's development activities were also accelerated in the fourth quarter of 1992 to boost deliverability further for 1993.

     The E&P segment is the Company's primary growth area. That growth has been achieved over the past six years primarily through acquisitions: Houston Oil & Minerals Corporation ("HO&M") in 1988; the assets of Houston Oil Trust in 1989; Wacker Oil Inc. ("Wacker") in 1990; the Mid-Continent Assets in 1991 and Seagull Mid-South Inc., formerly Arkla Exploration Company, in 1992. In addition, on January 4, 1994, the Company acquired all of the outstanding shares of stock of Novalta and an intercompany note in the Seagull Canada Acquisition, which added
257.4 Bcf of natural gas and 2.8 million barrels ("MMbbl") of oil, condensate and natural gas liquids to the Company's net proved reserves as of such date. See Notes 2 and 17 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993, which is incorporated by reference herein.

     In 1993, a four-company exploration group including the Company was awarded four production licenses in United Kingdom waters. The awards gave the Company a 10% interest in three licenses in the Irish Sea totaling 398,319 acres and a 20% interest in a fourth license in the North Sea which totals 60,785 acres. Seismic studies and other evaluation activities on the licensed blocks have been ongoing since mid-1993. The first two of eight planned exploratory wells are scheduled during the latter part of 1994. During the first quarter of 1994, the Company increased its interests in these licenses to 20% and 30%, respectively. The Company anticipates that its share of exploration-related costs will approximate $13 million over the next five years as the program is currently structured.

     Finally, the future results of this segment will be affected by the market prices of natural gas and oil. The availability of a ready market for oil, gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other domestic crude oil, natural gas and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply of oil, gas and liquid products, the regulatory environment, and other domestic and political events, none of which can be predicted with certainty. As in the past, the Company would expect to curtail gas production during times of inferior prices. However, due to the sustained improvements in natural gas prices and demand throughout 1993 and various field operating considerations, the Company does not anticipate curtailing gas sales in the coming year to the significant extent of curtailments in years prior to 1993.

PIPELINE AND MARKETING

                                                 YEAR ENDED DECEMBER 31,           PERCENT CHANGE
                                              -----------------------------     ---------------------
                                               1993        1992       1991      1992-'93     1991-'92
                                              ------     ------     ------     --------     --------
                                                  (DOLLARS IN THOUSANDS)
OPERATING PROFIT:
Pipelines...................................  $ 8,561     $5,671     $3,331       + 51         + 70
Marketing and supply........................    2,862        784          9       +265          N/A
Gas processing..............................      518      2,157      3,093       - 76         - 30
Operating and construction services.........    2,124        445      1,451       +377         - 69
                                              -------     ------     ------     --------     --------
                                              $14,065     $9,057     $7,884       + 55         + 15
                                              -------     ------     ------     --------     --------
                                              -------     ------     ------     --------     --------
OPERATING DATA:
Average daily volumes (MMcf):
  Gas gathering.............................      311        196        193       + 59         +  2
  Partnership systems (net).................      117        102         91       + 15         + 12
  Marketing and supply......................      446        290        250       + 54         + 16
Gas processing(*):
  Average daily inlet volumes (MMcf)........      273        243        247       + 12         -  2
  Average daily net production (Bbl)........    3,305      3,198      3,453       +  3         -  7

- ---------------

(*) 1993 data includes contributions from two small onshore Texas plants for the first time.

     In the pipeline and marketing segment, operating profit increased in 1993 over 1992 due primarily to improvements in the pipelines and marketing and supply areas and as a result of profits recognized from a pipeline construction project. These contributions more than offset a decline in operating profit in the gas processing area.

     Operating profit in the pipelines area, which includes the Company's interests in two partnership systems, improved due primarily to increased volumes transported through four new gas gathering systems, two acquired in June 1992 and two acquired as part of the Mid-South Acquisition in December 1992. An increase in volumes delivered by the Company's partnership systems also contributed to the improvement.

     In the marketing and supply area, operating profit improved in 1993 due to a 54% increase in sales volumes primarily as a result of increases in the E&P segment's natural gas production discussed earlier and a 13% increase in margins.

     The Company recognized operating profit in 1993 on an 8.7 mile, 16-inch gas pipeline that the Company constructed for an international exploration company from a platform to a gathering pipeline offshore Louisiana. The project was completed in early 1994.

     Operating profit in the gas processing area declined in 1993 primarily due to increases in natural gas costs and significant declines in prices received for extracted products.

     Operating profit in the pipeline and marketing segment increased in 1992 as compared to 1991 due to improvements in the pipelines and marketing and supply areas which more than offset declines in the operating and construction services and gas processing areas.

     Operating profit in the pipelines area improved primarily due to increased volumes delivered by the Company's partnership systems. Volumes transported through the two gas gathering systems acquired in June 1992 also contributed to the improvement.

     In the marketing and supply area, operating profit improved due to increased sales volumes and higher margins. Operating profit from gas processing declined 30% during 1992 as a result of lower average natural gas liquids prices coupled with higher average natural gas prices. In addition, net natural gas liquids production decreased because one significant producer elected to recover ethane in 1992. The absence of construction profits comparable to those recognized in 1991 also had a negative impact on 1992 operating profit.

ALASKA TRANSMISSION AND DISTRIBUTION

                                                  YEAR ENDED DECEMBER 31,            PERCENT CHANGE
                                              --------------------------------    --------------------
                                                1993        1992        1991      1992-'93    1991-'92
                                              --------    --------    --------    --------    --------
                                                   (DOLLARS IN THOUSANDS
                                                  EXCEPT PER UNIT AMOUNTS)
Revenues....................................  $107,244    $109,598    $129,615     -   2       -  15
Cost of gas sold............................    59,898      59,999      81,935        --       -  27
Operations and maintenance expense..........    20,880      19,976      19,678     +   5       +   2
Depreciation, depletion and amortization....     7,511       7,184       6,978     +   5       +   3
                                              --------    --------    --------    --------    --------
Operating profit............................  $ 18,955    $ 22,439    $ 21,024     -  16       +   7
                                              --------    --------    --------    --------    --------
                                              --------    --------    --------    --------    --------
OPERATING DATA:
Heating degree days (*).....................     9,382      10,653      10,178     -  12       +   5
Volumes (Bcf):
  Gas Sold..................................      28.9        30.9        35.3     -   6       -  12
  Gas Transported...........................      11.3        10.2         4.3     +  11       + 137
  Combined..................................      40.2        41.1        39.6     -   2       +   4
Margins ($ per Mcf):
  Gas Sold..................................      1.49        1.47        1.32     +   1       +  11
  Gas Transported...........................      0.36        0.40        0.27     -  10       +  48
  Combined..................................      1.17        1.20        1.20     -   2          --
Customers (end of year).....................    88,198      86,413      84,816     +   2       +   2

- ---------------

(*) A measure of weather severity calculated by subtracting the mean temperature for each day from 65 degrees Fahrenheit. More heating degree days equate to colder weather.

     Operating profit of the ENSTAR Alaska Group for the year ended December 31, 1993 declined from 1992 primarily due to unusually warm weather in the utility's market area.

     The ENSTAR Alaska Group's gas sales revenues and the associated cost of gas sold both declined for the year ended December 31, 1992 from the 1991 period. In the fourth quarter of 1991, one large utility customer began purchasing gas directly from gas producers. However, the ENSTAR Alaska Group currently transports the utility's gas supplies for a transportation fee that approximates the price at which the ENSTAR Alaska Group sold gas to the utility previously, less the cost of that gas. Accordingly, operating profit for the Alaska transmission and distribution segment was not materially affected by these factors in 1992. However, operating profit for 1992 improved over 1991 as a result of higher non-power customer demand due to an increase in customers and colder temperatures.

     Future operating profit for this segment will be affected by weather, regulatory action and customer growth in the ENSTAR Alaska Group's service area. The Company expects customer growth to continue to be relatively modest. During the 1993 summer construction season, approximately 55 miles of new distribution pipeline were installed to connect some 1,800 new customers.

OTHER (INCOME) EXPENSE

                                                      YEAR ENDED DECEMBER 31,        PERCENT CHANGE
                                                   -----------------------------   -------------------
                                                    1993       1992       1991     1992-'93   1991-'92
                                                    -----      ----       -----    --------   --------
                                                                  (DOLLARS IN THOUSANDS)
General and administrative.......................  $11,666    $10,099    $ 8,427     + 16       + 20
Interest expense.................................   36,753     17,574     17,875     +109       -  2
Interest income and other........................   (5,708)    (4,705)    (1,426)    + 21       +230
                                                   -------    -------    -------   --------   --------
                                                   $42,711    $22,968    $24,876     + 86       -  8
                                                   -------    -------    -------   --------   --------
                                                   -------    -------    -------   --------   --------

     General and administrative expenses increased for the year ended December 31, 1993 in comparison to 1992 due to costs associated with three compensation plans, one for outside directors, one for key managers, and the other for all Company employees, that are tied directly to the price of the Seagull Common Stock. The closing price of Seagull Common Stock increased approximately 63% from $15.563 (adjusted for Stock Split) at December 31, 1992 to $25.375 at December 31, 1993. Also, increases in other payroll related expenses contributed to the increase in general and administrative expenses in 1993. These increases were partially offset by a decline in costs related to potential acquisitions which were not consummated.

     On December 31, 1992, the Company incurred additional debt to finance the Mid-South Acquisition. In addition, a large portion of the Company's outstanding floating rate debt was refinanced in July 1993 with longer term debt bearing interest at fixed rates which were somewhat higher than the floating rates in effect for the debt being replaced. As a result of these transactions, the Company's interest expense and overall average interest rate increased for 1993.

     Interest income and other for 1993 includes a pre-tax gain of approximately $3.8 million relating to sales of non-strategic oil and gas producing properties. Net proceeds from the sales totaled approximately $13.0 million, resulting in an after-tax gain of approximately $2.8 million, or $0.08 per share. The parcels sold had proven reserves estimated at approximately 19 Bcf of natural gas equivalents.

     General and administrative expenses increased for the year ended December 31, 1992 in comparison to 1991 as a result of increases in payroll related expenses and a charge of approximately $1.2 million for costs related to a potential acquisition which was not consummated.

     During the first quarter of 1992, the Company incurred approximately $400,000 in severance expenses (included in general and administrative expenses and operations and maintenance costs) when the Company reduced its non-Alaskan workforce by more than 10%. The workforce reduction was primarily a result of the depressed state of natural gas demand and prices in early 1992, coupled with a decrease in planned capital spending for 1992. The Company's workforce temporarily increased by approximately 240 employees as a result of the Mid-South Acquisition on December 31, 1992. The Company has retained a sizeable group of these employees. All severance expenses incurred in connection with any workforce reductions in the Mid-South area during 1993 were paid by Arkla. No additional workforce reductions are currently planned.

     Interest expense declined approximately 15% for the year ended December 31, 1992 in comparison to 1991 as a result of a decrease in the level of debt outstanding during the year as well as a decline in the overall average interest rate. This decline, however, was substantially offset by a fourth quarter 1992 charge to interest expense resulting from the expensing of $2.3 million in unamortized debt acquisition costs relating to the repayment of the Company's then existing revolving credit line in connection with the Mid-South Acquisition.

     Interest income and other for the year ended December 31, 1992 includes $4.6 million relating to the Seismic Litigation Settlement resulting from a claim made by the Company that certain of the seismic data acquired by it in connection with its acquisition of HO&M was actually delivered to other purchasers. In accordance with the settlement agreement, the Company received a cash payment in July 1992 of $2.6 million and will receive up to $5 million in pipeline business accommodations through December 31, 1995. If less than $3 million of business accommodations are realized, the Company will receive a cash payment in early 1996 equal to the difference between $3 million and the sum of the business accommodations realized. The $4.6 million in 1992 income includes the $2.6 million cash payment plus the present value of the $3 million guaranteed minimum payment for business accommodations less certain expenses.

INCOME TAXES

     The Company's effective tax rate of 18.3% for the year ended December 31, 1993 was substantially lower than the statutory federal tax rate of 35% primarily because the Company utilized approximately $4.8 million in credits allowed under Section 29 of the Internal Revenue Code of 1986, as amended, to reduce its 1993 regular income tax liability. The Section 29 (Tight Sands) credits are allowed for production of fuels derived from nonconventional sources that are sold to nonrelated parties.

     The effect of utilizing the Section 29 credits discussed above more than offset the effect of an increase in the federal corporate tax rate from 34% to 35% called for in recently enacted tax legislation. The effect of this rate change was an increase in the Company's 1993 provision for federal income taxes of approximately $1.3 million.

     The provision for income taxes for 1993 and 1992 is not comparable to 1991 due to the Company's adoption of SFAS No. 109 effective January 1, 1992. This SFAS requires the use of the "liability method," which bases the amount of current and future taxes payable on events recognized in the consolidated financial statements and under existing tax laws. The Company recognized the cumulative effect of this change in accounting principle in the line item entitled "Cumulative Effect of Changes in Accounting Principles" in the accompanying consolidated statement of earnings for the year ended December 31, 1992. Accordingly, periods prior to January 1, 1992 were not restated to reflect this change.

QUARTERS ENDED MARCH 31, 1994 AND 1993

CONSOLIDATED HIGHLIGHTS

                                                          THREE MONTHS ENDED
                                                              MARCH 31,
                                                        ----------------------      PERCENT
                                                          1994          1993        CHANGE
                                                        --------      --------      -----
                                                        (DOLLARS IN THOUSANDS
                                                        EXCEPT PER SHARE AMOUNTS)
    Revenues:
      Exploration and production.....................   $ 81,418      $ 52,580       + 55
      Pipeline and marketing.........................      9,379        11,420       - 18
      Alaska transmission and distribution...........     36,266        39,192       -  7
                                                        --------      --------      -----
                                                        $127,063      $103,192       + 23
                                                        --------      --------      -----
                                                        --------      --------      -----
    Operating Profit:
      Exploration and production.....................   $ 22,175      $  6,419       +235
      Pipeline and marketing.........................      3,207         3,903       - 18
      Alaska transmission and distribution...........      9,447         9,099       +  4
                                                        --------      --------      -----
                                                        $ 34,829      $ 19,421       + 79
                                                        --------      --------      -----
                                                        --------      --------      -----
    Net earnings.....................................   $ 12,915      $  3,853       +235
    Earnings per share...............................   $   0.35      $   0.12       +192
    Net cash provided by operating activities before
      changes in operating assets and liabilities....   $ 61,185      $ 39,133       + 56
    Net cash provided by operating activities........   $ 42,217      $ 22,638       + 86
    Weighted average number of common shares
      outstanding (in thousands).....................     36,928        31,490       + 17

     Revenues and Operating Profit are discussed in the respective segment sections.

     The increase in net earnings for the first quarter of 1993 was due to the increase in operating profit, which was partially offset by increases in interest expense and income taxes (see "Other (Income) Expense" section below).

     Net cash provided by operating activities before and after changes in operating assets and liabilities increased in the 1994 quarter versus 1993 primarily due to a 40% increase in natural gas production and higher prices received for the Company's natural gas production. The increase in natural gas production was primarily due to production contributed from properties acquired in connection with the Seagull Canada Acquisition, and to production flowing for the first time from certain of the Company's discoveries and three newly installed Company operated production facilities offshore Texas and Louisiana.

     The weighted average number of common shares outstanding and per share amounts for all periods have been restated to reflect the Stock Split.

     The increase in the weighted average number of common shares outstanding in 1994 over 1993 was due to the full period effect of the February 1993 sale of 5,060,000 shares (10,120,000 after the Stock Split) of Seagull Common Stock pursuant to an underwritten public offering.

EXPLORATION AND PRODUCTION


                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                             ---------------------       PERCENT
                                                              1994          1993         CHANGE
                                                             -------       -------       -----
                                                             (DOLLARS IN THOUSANDS
                                                             EXCEPT PER UNIT AMOUNTS)
REVENUES:
  Natural gas.............................................   $75,071       $45,778        + 64
  Oil and condensate......................................     5,504         6,494        - 15
  Natural gas liquids.....................................       612           763        - 20
  Other...................................................       231          (455)       +151
                                                             -------       -------       -----
                                                              81,418        52,580        + 55
Lifting costs.............................................    16,221        12,887        + 26
General operating expense.................................     2,990         2,835        +  5
Exploration charges.......................................     4,183         5,539        - 24
Depreciation, depletion and amortization..................    35,849        24,900        + 44
                                                             -------       -------       -----
Operating profit..........................................   $22,175       $ 6,419        +245
                                                             -------       -------       -----
                                                             -------       -------       -----
OPERATING DATA:
  Net daily production:
     Natural gas (MMcf)...................................     387.2         276.5        + 40
     Oil and condensate (Bbl).............................     4,462         4,106        +  9
     Natural gas liquids (Bbl)............................       894           698        + 28
     Combined (MMcfe).....................................     419.3         305.3        + 37
  Average sales prices:
     Natural gas ($ per Mcf)..............................      2.15          1.84        + 17
     Oil and condensate ($ per Bbl).......................     13.71         17.57        - 22
     Natural gas liquids ($ per Bbl)......................      7.61         12.14        - 37
     Combined ($ per Mcfe)................................      2.16          1.93        + 12
  Lifting costs ($ per Mcfe):
     Lease operating......................................      0.23          0.28        - 18
     Workovers............................................      0.03          0.02        + 50
     Production taxes.....................................      0.07          0.08        - 12
     Transportation.......................................      0.08          0.06        + 33
     Ad valorem taxes.....................................      0.02          0.03        - 33
     Total................................................      0.43          0.47        -  8
  DD&A Rate ($ per Mcfe)..................................      0.95          0.91        +  4

     The increase in operating profit of the E&P segment for the first quarter of 1994 as compared to the 1993 period was due to increases in revenues as a result of a significant increase in natural gas production and higher natural gas prices, which was partially offset by increased DD&A expense and lifting costs.

     The increase in natural gas production was primarily due to production contributed from properties acquired in connection with the Seagull Canada Acquisition on January 4, 1994, and to production flowing for the first time from certain of the Company's discoveries and three newly installed Company operated production facilities offshore Texas and Louisiana.

     DD&A expense and lifting costs increased as a result of the significant increase in production, although lifting costs per equivalent unit of production declined for the 1994 quarter.

     Exploration charges declined for the 1994 quarter due to a significant decrease in dry hole costs as a result of the Company's less active exploratory program in comparison to the 1993 period. Two of the three wells drilled were successes and four wells were drilling or being evaluated as of mid-April 1994 in comparison to five successes out of twelve wells drilled for the 1993 period. However, the Company plans to drill approximately 30 exploratory wells in 1994, primarily in the second half of the year, including several to be drilled in Canada and two wells planned in United Kingdom waters.

     In contrast, the Company's exploitative program was very active in early 1994. Through mid-April, 30 of 32 development wells drilled, all onshore, were successful including five successes out of five wells drilled in Canada. The Company plans to continue its exploitation activities at a comparable pace throughout the year focusing its efforts primarily onshore in the Mid-Continent and Mid-South areas, as well as in Canada.

     As a result of its active exploration and exploitation programs, the Company expects to maintain its current level of deliverability throughout 1994 with increases expected in late 1994 and early 1995 from several of its new discoveries and from continued exploitation, especially in Canada. The Company has had no price-related curtailments of gas production in the current quarter compared with substantial curtailments in periods prior to 1993, and no significant curtailments are anticipated in the near future due to the relative stability of natural gas prices which the Company expects will be sustained throughout 1994.

PIPELINE AND MARKETING

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------       PERCENT
                                                                 1994         1993        CHANGE
                                                                ------       ------       -----
                                                                    (DOLLARS IN THOUSANDS)

OPERATING PROFIT:
Pipelines....................................................   $1,583       $2,715        - 42
Marketing and supply.........................................    1,352          561        +141
Gas processing...............................................     (356)         515        -169
Operating and construction services..........................      628          112        +461
                                                                ------       ------       -----
                                                                $3,207       $3,903        - 18
                                                                ------       ------       -----
                                                                ------       ------       -----
OPERATING DATA:
Average daily volumes (MMcf):
  Gas gathering..............................................      279          339        - 18
  Partnership systems (net)..................................      109          139        - 22
  Marketing and supply.......................................      607          437        + 39
Gas processing:
  Average daily inlet volumes (MMcf).........................      285          285          --
  Average daily net production (Bbl).........................    2,441        3,904        - 37

     In the pipeline and marketing segment, operating profit for the first quarter of 1994 declined in comparison to the 1993 period due to the declines in the pipelines and gas processing areas which more than offset improvements in the marketing and supply and operating and construction services areas.

     Operating profit in the pipelines area, which includes the Company's gas gathering and product pipelines systems, as well as the Company's interest in two partnership systems, declined primarily due to reduced volumes delivered for the period. Gas processing operating profit declined in 1994 due to increases in natural gas costs and significant declines in prices received for extracted products.

     In the marketing and supply area, operating profit improved in 1994 due to a 39% increase in sales volumes due partially to increases in the E&P segment's natural gas production discussed earlier and a 19% increase in margins.

     In the first quarter of 1994, the Company recognized additional profit on the construction project the Company began in mid-1993: an 8.7 mile, 16-inch gas pipeline that the Company constructed for an international exploration company from a platform to a gathering pipeline offshore Louisiana. The project was completed early in the first quarter of 1994.

     Historically, the Company has not been engaged in pipeline construction projects on a regularly recurring basis. The Company has no new projects currently pending; however, the Company is currently conducting marketing efforts in order to generate new projects.

ALASKA TRANSMISSION AND DISTRIBUTION


                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           -------------------     PERCENT
                                                            1994        1993       CHANGE
                                                           -------     -------     -------
                                                           (DOLLARS IN THOUSANDS
                                                              EXCEPT PER UNIT
                                                                  AMOUNTS)
        Revenues.........................................  $36,266     $39,192      - 7
        Cost of gas sold.................................   19,250      22,528      -15
        Operations and maintenance expense...............    5,620       5,709      - 2
        Depreciation, depletion and amortization.........    1,949       1,856      + 5
                                                           -------     -------     ----
        Operating profit.................................  $ 9,447     $ 9,099      + 4
                                                           -------     -------     ----
                                                           -------     -------     ----
        OPERATING DATA:
        Heating degree days..............................    3,887       3,908      - 1
        Volumes (Bcf):
          Gas sold.......................................     11.1        10.8      + 3
          Gas transported................................      2.4         2.7      -11
          Combined.......................................     13.5        13.5       --
        Margins ($ per Mcf):
          Gas sold.......................................     1.45        1.45       --
          Gas transported................................     0.39        0.37      + 5
          Combined.......................................     1.26        1.23      + 2

     Operating profit of the Alaska transmission and distribution segment for the quarter ended March 31, 1994 improved slightly from that of the prior year quarter. Margins on total volumes delivered remained relatively stable, while the weather was only slightly warmer in 1994.

     This segment's business is seasonal with approximately 65% of its sales made in the first and fourth quarters of each year.

OTHER (INCOME) EXPENSE


                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           -------------------     PERCENT
                                                            1994        1993       CHANGE
                                                           -------     -------     -------
                                                         (DOLLARS IN THOUSANDS)
        General and administrative.......................  $ 2,991     $ 3,498      -14
        Interest expense.................................   11,545      10,535      +10
        Interest income and other........................     (107)       (505)     -79
                                                           -------     -------     ----
                                                           $14,429     $13,528      + 7
                                                           -------     -------     ----
                                                           -------     -------     ----

     General and administrative expenses declined in 1994 due primarily to a decline in costs associated with three compensation plans, one for outside directors, one for key managers, and the other for all Company employees, that are tied directly to the price of Seagull Common Stock. The closing price of Seagull Common Stock declined 6% in the first quarter of 1994 from $25.375 at December 31, 1993 to $23.75 on March 31, 1994, compared to a 52% increase in the 1993 period.

     Interest expense increased in the first quarter of 1994 as a result of an increase in the level of debt outstanding due primarily to new debt incurred to finance the Seagull Canada Acquisition.

INCOME TAXES

     The increase in income taxes in the 1994 quarter was primarily a result of an increase in earnings before income taxes for the period.

                        LIQUIDITY AND CAPITAL RESOURCES

     Capital expenditures for the year ended December 31, 1993 were substantially higher than those for 1992 due to significant increases in the Company's exploitative activities, primarily resulting from the large number of prospects acquired in connection with the Mid-South Acquisition, and the Company's exploratory activities in response to improvements in prices received and demand for natural gas. The Company's E&P activities and related capital expenditures had been dramatically reduced in 1992 as a result of unacceptable natural gas prices early in the year.

     Capital expenditures for the years ended December 31, 1993, 1992 and 1991 were as follows:

                                                YEAR ENDED DECEMBER 31,             PERCENT CHANGE
                                           ----------------------------------    --------------------
                                             1993         1992         1991      1992-'93    1991-'92
                                           --------     --------     --------    --------    --------
                                                 (DOLLARS IN THOUSANDS)
CAPITAL EXPENDITURES:
  Exploration and production:
     Lease acquisitions..................  $  7,396     $  5,396     $  4,446      + 37        + 21
     Exploration.........................    26,824        8,378       15,053      +220        - 44
     Development.........................    63,598       18,341       38,960      +247        - 53
                                           --------     --------     --------    --------    --------
                                             97,818       32,115       58,459      +205        - 45
  Pipeline and marketing.................     2,115        1,622          634      + 30        +156
  Alaska transmission and distribution...    10,094        9,024       10,492      + 12        - 14
  Corporate..............................     2,015          890        2,124      +126        - 58
                                           --------     --------     --------    --------    --------
                                           $112,042     $ 43,651     $ 71,709      +157        - 39
                                           --------     --------     --------    --------    --------
                                           --------     --------     --------    --------    --------
ACQUISITIONS, NET OF CASH ACQUIRED:
  Exploration and production.............  $ 29,470     $391,531     $201,767      - 92        + 94
  Pipeline and marketing.................        --       10,357           --       N/A         N/A
                                           --------     --------     --------    --------    --------
                                           $ 29,470     $401,888     $201,767      - 93        + 99
                                           --------     --------     --------    --------    --------
                                           --------     --------     --------    --------    --------

     Total capital expenditures for the first quarter of 1994 were basically unchanged from those for the 1993 quarter. Significant increases in the Company's exploitative activities, primarily resulting from the large number of exploitative prospects in the Mid-South area as well as prospects from properties acquired in connection with the Seagull Canada Acquisition, substantially offset declines in the Company's exploratory activities for the quarter. However, as discussed earlier, the Company has very active exploitation and exploration programs planned for the remainder of 1994. Current plans for 1994 call for capital expenditures of slightly more than $170 million, including about $160 million in exploration and production. Of the $160 million, the Company anticipates spending approximately $100 million for development activities.

     Capital expenditures for the quarters ended March 31, 1994 and 1993 were as follows:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                               ---------------------      PERCENT
                                                                1994          1993        CHANGE
                                                               -------       -------      ------
                                                               (DOLLARS IN THOUSANDS)
Exploration and production:
  Lease acquisitions........................................   $ 1,884       $ 1,038        +82
  Exploration...............................................     3,172         9,195        -66
  Development...............................................    16,238        10,263        +58
                                                               -------       -------      ------
                                                                21,294        20,496        + 4
Pipeline and marketing......................................       391           578        -32
Alaska transmission and distribution........................     1,385         1,340        + 3
Corporate...................................................       478           534        -10
                                                               -------       -------      ------
                                                               $23,548       $22,948        + 3
                                                               -------       -------      ------
                                                               -------       -------      ------

     In October 1993, the Company purchased an interest in a producing natural gas field in East Texas for approximately $26.6 million, effective September 1, 1993. The interest purchased contained proved reserves estimated at approximately 28.3 Bcf of natural gas and approximately 143,000 Bbl of condensate, or the equivalent of 29.2 Bcf of natural gas as of the October 1993 closing date.

     The growth in the E&P segment over the past six years has been accomplished primarily through acquisitions financed initially by bank borrowings; however, since August 1990, the Company has reduced borrowings under existing bank facilities by $520 million with net proceeds received from three separate Seagull Common Stock offerings and the July 1993 sale of Senior and Senior Subordinated Notes discussed below, all in underwritten public offerings. See Notes 6 and 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993, which is incorporated by reference herein.

     In connection with the Mid-South Acquisition, the Company entered into a credit agreement (the "Credit Agreement") with a group of major U.S. and international banks (the "Banks"). The Credit Agreement provided for a $150 million term loan, which was repaid in full in February 1993 with the net proceeds of approximately $164 million from the sale of 5,060,000 shares (10,120,000 shares after the Stock Split) of Seagull Common Stock and a $475 million revolving credit line. See Notes 2, 6 and 9 of Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993, which is incorporated by reference herein.

     In June 1993, the Company amended and restated the Credit Agreement converting the facility into the Revolver with a total commitment of $475 million and a final maturity of December 31, 1999.

     Under the terms of the Revolver, the commitments thereunder begin to decline on March 31, 1996 in equal quarterly reductions of $27.5 million and a final reduction of $62.5 million on December 31, 1999. The amount of senior indebtedness available to the Company under the provisions of the Revolver is subject to a borrowing base (the "Borrowing Base") based upon the proved reserves of the Company's E&P segment and the financial performance of the Company's other business segments. The Borrowing Base is generally determined annually, but may be redetermined, at the option of either the Company or the Banks, one additional time each year and will be redetermined upon the sale of certain assets included in the Borrowing Base.

     Currently, the available commitment under the Revolver is subject to a $610 million Borrowing Base and is determined after consideration of outstanding borrowings under the Company's other senior debt facilities. As of April 29, 1994, borrowings outstanding under the Revolver were $158.5 million, leaving immediately available unused commitments of approximately $165.1 million, net of outstanding letters of credit of $2.2 million, $100 million of borrowings outstanding under the Senior Notes discussed below, the nominated maximum borrowing availability of $160 million under the Canadian Credit Agreement discussed below, and $24.2 million in borrowings outstanding under the Company's money market facilities.

     The Company is in negotiation with its banks to amend the Revolver to, among other things, (i) increase the maximum commitment from $475 million to $725 million, (ii) extend the maturity date by one year to December 31, 2000,
(iii) adjust certain financial covenants relating to dividend limitations and permitted leverage ratios, and (iv) adjust the pricing features of the credit facility. The Company is in possession of commitments from its banks sufficient to permit these amendments, and anticipates finalizing the amendment by the end of May 1994. Concurrently, the Borrowing Base is anticipated to be increased to $625 million.

     In connection with the Seagull Canada Acquisition, Seagull Energy Canada Ltd. ("Seagull Canada"), the indirect wholly owned subsidiary of the Company which acquired Novalta, entered into a new $175 million reducing revolving credit facility (the "Canadian Credit Agreement") with a group of 10 Canadian affiliates of major U.S. and international banks. The Canadian Credit Agreement provides for dual currency borrowings in U.S. and Canadian dollars with a nominated maximum borrowing availability of $160 million, which may be increased or decreased by the Company at any time pursuant to provisions of the Canadian Credit Agreement, up to a maximum commitment of $175 million. The Canadian Credit Agreement matures on December 31, 1999 and commitments thereunder begin to decline on March 31, 1996 in equal quarterly reductions of $10,937,500. As of January 4, 1994, immediately following the Seagull Canada Acquisition, approximately $152 million in borrowings were outstanding under this facility.

     In July 1993, the Company sold $100 million of senior notes (the "Senior Notes") and $150 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively the "Notes"). The Senior Notes bear interest at 7 7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The Senior Subordinated Notes bear interest at 8 5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter. The Notes were issued at par and interest is paid semi-annually. Net proceeds from the offering, totaling approximately $245.0 million, were used to repay borrowings outstanding under the Revolver.

     In addition to the facilities discussed above, the Company has money market facilities with two major U.S. banks with a combined maximum commitment of $70 million. These lines of credit bear interest at rates made available by the banks at their discretion and may be canceled at either the Company's or the banks' discretion. The lines are subject to annual renewal.

     Management believes that the Company's capital resources will be sufficient to finance current and forecasted operations. However, the Company continues to actively pursue potential acquisitions and, depending upon the size and terms of any such acquisition, additional financing may be required.

     To date, compliance with applicable environmental and safety regulations by the Company has not required any significant capital expenditures or materially affected its business or earnings. The Company believes it is in substantial compliance with environmental and safety regulations and foresees no material expenditures in the future; however, the Company is unable to predict the impact that compliance with future regulations may have on capital expenditures, earnings and competitive position.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Articles of Incorporation currently provide that the Company is authorized without further shareholder action to issue 130,000,000 shares of capital stock, consisting of 100,000,000 shares of Seagull Common Stock, 25,000,000 shares of ENSTAR Alaska Stock and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which 500,000 shares are designated as Series B Junior Participating Preferred Stock (the "Seagull Energy Series B Stock") and 250,000 shares are designated as the Series C Junior Participating Preferred Stock (the "ENSTAR Alaska Series C Stock"). As further described below under "Restated Rights Agreement" the Board has authorized and declared a distribution on all ENSTAR Alaska Stock that might be issued from time to time of one preferred stock purchase right for each outstanding share of the ENSTAR Alaska Stock that entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of ENSTAR Alaska Series C Stock.

     The treasury shares and the authorized but unissued shares of Preferred Stock, Seagull Common Stock and ENSTAR Alaska Stock will be available for issuance from time to time by the Company at the sole discretion of the Board for any proper corporate purpose, which could include raising capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. The approval of the shareholders of the Company will not be solicited by the Company for the issuance from the authorized but unissued shares of Preferred Stock, Seagull Common Stock or ENSTAR Alaska Stock (unless such approval is deemed advisable by the Board of Directors or is required by stock exchange regulations). Any net proceeds from, or other effects of, the issuance by the Company of ENSTAR Alaska Stock (other than unissued shares of ENSTAR Alaska Stock which may be issued with respect to any Retained Interest) or Seagull Common Stock will be attributed to the respective business group. All preferred stock issued by the Company and its subsidiaries would be specifically attributed to and reflected on the financial statements of Seagull Energy, except (i) preferred stock issued by APC and (ii) the ENSTAR Alaska Series C Stock. See "Management and Accounting Policies."

ENSTAR ALASKA STOCK

  Dividends

     Dividends on the ENSTAR Alaska Stock (and the Seagull Common Stock) will be limited to the amount of funds of the Company legally available under the TBCA for the payment of dividends by the Company on its capital stock, and subject to the prior payment of dividends on any outstanding shares of any class or series of preferred stock of the Company. Under the TBCA, no dividends may be paid to the shareholders if, after giving effect to such dividend, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than its total liabilities. Assuming the Offering had been completed as of March 31, 1994, the Company had legally available assets at such date of $572.8 million, subject to the Company's ability to continue to pay its debts as they become due in the usual course of business after having distributed any such amount. Payment of dividends on either series of common stock of the Company will decrease the amount of the Company's assets legally available for the payment of dividends on both classes of common stock. For a description of the restrictions on the payment of dividends contained in the Company's and APC's debt instruments, see "Dividend Policy."

     Dividends on the ENSTAR Alaska Stock, in addition to the limitations set forth above, will be further limited to an amount not in excess of the Available ENSTAR Alaska Dividend Amount, which is intended to be similar to the amount that would be legally available for the payment of dividends on ENSTAR Alaska Stock under the TBCA if the ENSTAR Alaska Group were a separate company. There can be no assurance that there will be an Available ENSTAR Alaska Dividend Amount. See "Dividend Policy."

     "Available ENSTAR Alaska Dividend Amount," on any date, means the product of (x) the Outstanding Interest Fraction as of such date and (y) an amount equal to the excess of (i) the amount by which the total assets of the ENSTAR Alaska Group exceed the total debts of the ENSTAR Alaska Group, over (ii) the stated capital attributable to the ENSTAR Alaska Stock and any class or series of preferred stock of the Company attributed to the ENSTAR Alaska Group as of such date, determined as provided in the TBCA as if the ENSTAR Alaska Group were a corporation for such purposes and on a basis consistent with the determination of Seagull Energy Corporation Earnings Attributable to the ENSTAR Alaska Group; provided that such excess must be reduced by an amount, if any, sufficient to ensure that the ENSTAR Alaska Group would be able to pay its debts as they become due in the usual course of its business.

     "Seagull Energy Corporation Earnings Attributable to the ENSTAR Alaska Group," for any period, shall mean the net income or loss of the ENSTAR Alaska Group for such period (or for the fiscal periods of the Company commencing prior to the date of the first issuance of shares of ENSTAR Alaska Stock (the "Effective Date"), the pro forma net income or loss of the ENSTAR Alaska Group for such period as if the Effective Date had been the first day of such fiscal period) determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Company allocated to the ENSTAR Alaska Group on a basis substantially consistent with allocations made with respect to Seagull Energy, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

     Assuming the Offering had been completed as of March 31, 1994, the Available ENSTAR Alaska Dividend Amount at such date would have been at least $59.7 million, assuming no Retained Interest. Payment of dividends on any preferred stock of the Company allocated to the ENSTAR Alaska Group will decrease the Available ENSTAR Alaska Dividend Amount. The Company currently has no outstanding shares of preferred stock.

     For a description of the restrictions on the payment of dividends contained in the Company's and APC's debt instruments, see "Dividend Policy."

     The TBCA limits the amount of distributions on capital stock to the legally available funds of the Company, which are determined on the basis of the entire Company, and not just the respective business groups. Consequently, the amount of legally available funds for payment of dividends on both classes of common stock of the Company will reflect the amount of any net losses of the ENSTAR Alaska Group and of Seagull Energy and any distributions on, or repurchases of, the ENSTAR Alaska Stock or the Seagull Common Stock. Dividend payments on the ENSTAR Alaska Stock or the Seagull Common Stock may be precluded because of the unavailability of legally available funds under the TBCA, even though the Available ENSTAR Alaska Dividend Amount test or Available Seagull Energy Dividend Amount test, as the case may be, may be met.

     To the extent that the ENSTAR Alaska Group pays any dividend or makes any other distribution on the outstanding shares of ENSTAR Alaska Stock, an amount that bears the same relation to the aggregate amount of such dividend or other distribution as the ratio of the Number of Shares Issuable with respect to the Retained Interest to the number of shares of ENSTAR Alaska Stock then outstanding would be transferred from the ENSTAR Alaska Group to Seagull Energy with respect to the Retained Interest, if any. See Annex II hereto for illustrations of the effect of dividends on ENSTAR Alaska Stock.

     Subject to the prior payment of dividends on outstanding shares of Preferred Stock and the foregoing limitations, the Board may, in its sole discretion, declare and pay dividends on both classes or only one class of common stock of the Company in equal or unequal amounts, notwithstanding the amount of funds available for dividends on either class, the respective voting and liquidation rights of either class, the amount of prior dividends declared on either class or any other factor.

  Exchange and Redemption

     If the Board should at any time determine to transfer all of the Company's interest in the assets and liabilities of the ENSTAR Alaska Group (and no other assets or liabilities) to a wholly owned subsidiary of the Company (the "ENSTAR Alaska Group Subsidiary"), the Board may, in its sole discretion, provided that there are funds of the Company legally available therefor, exchange all of the outstanding shares of ENSTAR Alaska Stock for a number of outstanding shares of the ENSTAR Alaska Group Subsidiary equal to the product of the Outstanding Interest Fraction and the number of all outstanding shares of common stock of the ENSTAR Alaska Group Subsidiary, on a pro rata basis. The Company will retain any balance of the outstanding shares of the ENSTAR Alaska Group Subsidiary in lieu of the Retained Interest Fraction of Seagull Energy in the ENSTAR Alaska Group, if any.

     The provisions described in the preceding paragraph provide a mechanism to retire all of the outstanding shares of ENSTAR Alaska Stock in one transaction if the Board determines to spin-off all the assets and liabilities of the ENSTAR Alaska Group to the holders of the ENSTAR Alaska Stock. If shares of ENSTAR Alaska Stock were exchanged for shares of an ENSTAR Alaska Group Subsidiary, the subsidiary stock would not be common stock of the Company, and the holders of the Seagull Common Stock would comprise all of the common shareholders of the Company. Holders of the subsidiary stock (including the Company, if it retained any interest in the subsidiary) would, however, vote on all matters presented to a vote of shareholders of the subsidiary, which would then be a separate corporation.

     Upon the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise, but not including any pledge, mortgage, deed of trust or trust indenture) (a "Disposition"), in one transaction or a series of related transactions, by the Company and/or its subsidiaries of all or substantially all of the properties and assets of the ENSTAR Alaska Group to one or more persons or entities (other than (x) in connection with the Disposition by the Company of all of the Company's properties and assets in one transaction or a series of related transactions which results in a liquidation, dissolution or winding-up of the Company, (y) on a pro rata basis to (1) the holders of all outstanding shares of ENSTAR Alaska Stock and (2) the Company for the benefit of Seagull Energy with respect to the Number of Shares Issuable with Respect to the Retained Interest, or (z) to any person or entity controlled by the Company), the Company is required, on or prior to the 75th Business Day (as defined below) following the consummation of such Disposition, to:

     (A) declare and pay a dividend in cash and/or in securities or other property received as proceeds of such Disposition to the holders of ENSTAR Alaska Stock, subject to the limitations on dividends on ENSTAR Alaska Stock set forth under "Dividends" above, in an amount equal to the product of the Outstanding Interest Fraction and the Net Proceeds of such Disposition; or

     (B)(1) if such Disposition involves all (not merely substantially all) of the assets and properties of the ENSTAR Alaska Group, then, if there are funds of the Company legally available therefor, redeem all outstanding shares of ENSTAR Alaska Stock in consideration for cash and/or for securities or other property received as proceeds of such Disposition for an aggregate payment equal to the product of the Outstanding Interest Fraction and the Net Proceeds of such Disposition; or

        (2) if such Disposition involves substantially all (but not all) of the assets and properties of the ENSTAR Alaska Group or if the Company does not have sufficient funds legally available to make the full payment contemplated pursuant to clause (B)(1), then, to the extent that there are funds of the Company legally available therefor, redeem the number of whole shares outstanding of ENSTAR Alaska Stock that has an aggregate average Market Value, during the 10-Business Day period beginning on the sixth Business Day following such consummation, closest to the value of the product of the Outstanding Interest Fraction and the Net Proceeds of such Disposition, for cash and/or for securities or other property received as proceeds of such Disposition in an amount equal to such product; or

     (C) exchange each outstanding share of ENSTAR Alaska Stock for a number of fully paid and nonassessable shares of Seagull Common Stock (or, if there are no shares of Seagull Common Stock outstanding on such Exchange Date (as hereinafter defined) and shares of any other class of common stock of the Company (other than ENSTAR Alaska Stock) are then outstanding, of such other class of common stock as then has the largest Market Capitalization), equal to 110% of the average daily ratio (calculated to the nearest five decimal places) of the Market Value of one share of ENSTAR Alaska Stock to the Market Value of one share of Seagull Common Stock or such other class of common stock, as the case may be, during the 10-Business Day period beginning on the sixth Business Day following such consummation.

     As of any date, "substantially all of the properties and assets of the ENSTAR Alaska Group" means a portion of such properties and assets (1) that represents at least 80% of the then-current market value (as determined by the Board of Directors) of the properties and assets of the ENSTAR Alaska Group as of such date or (2) from which were derived at least 80% of the aggregate operating profit for the immediately preceding twelve fiscal quarterly periods of the Company (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such period) derived from the properties and assets of the ENSTAR Alaska Group as of such date. Under the TBCA, a sale of substantially all the assets of the Company would require approval by the holders of at least two-thirds of the outstanding shares of the Seagull Common Stock and the ENSTAR Alaska Stock, voting together as a single class; however, such shareholder vote requirements would not apply, under current circumstances, to a sale of only all or substantially all the assets of the ENSTAR Alaska Group because such sale would not involve the sale of all or substantially all of the assets of the Company. Furthermore, under the TBCA, a sale would be in the "usual and regular course of business" if the Company, directly or indirectly, either continues to engage in one or more businesses or applies a portion of the consideration received in connection with the sale to the conduct of a business in which the Company (either through the ENSTAR Alaska Group, Seagull Energy or another business group) engages following the transaction.

     "Net Proceeds" means, as of any date with respect to any Disposition of any of the properties and assets of the ENSTAR Alaska Group, an amount, if any, equal to the gross proceeds of such Disposition after any payment of, or reasonable provision for, (i) any taxes payable by the Company in respect of such Disposition as described below, (ii) any taxes payable by the Company in respect of any resulting dividend or redemption, (iii) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (iv) any liabilities (contingent or otherwise) of, allocated to or related to the ENSTAR Alaska Group, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations incurred in connection with the Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of Preferred Stock attributed to the ENSTAR Alaska Group. The "taxes payable by the Company" in respect of a Disposition, as contemplated by clause (i), shall be deemed to be an amount equal to the sum of
(x) the excess of the gross proceeds realized by the Company from such Disposition over the aggregate federal or state income tax basis, as applicable (the "realized gain," regardless of whether recognized for federal or state tax purposes) of the properties and assets so disposed of multiplied by the highest rate of tax applicable to corporations under section 11 of the Internal Revenue Code of 1986 as then in effect or the corresponding provision of any subsequently enacted federal tax law (the "federal tax rate") and (y) with respect to each state that would impose income or similar tax with respect to a taxable disposition of any of such properties or assets an amount equal to the realized gain with respect to such properties or assets multiplied by the product of the decimal that expresses the highest rate of such state tax applicable to corporations and the decimal which expresses one minus the federal tax rate. For purposes of determining "Net Proceeds," any properties and assets of the ENSTAR Alaska Group remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as can be supported by such properties and assets. To the extent the proceeds of any Disposition include any securities or other property other than cash, the Board of Directors shall determine the value of such securities or property in accordance with the TBCA.

     "Business Day" shall mean each weekday other than any day on which any relevant class of common stock of the Corporation is not traded on any national securities exchange or the National Association of Securities Dealers Automated Quotations National Market System or in the over-the-counter market.

     In connection with any dividend or redemption referred to in clause (A) or
(B) above following a Disposition, the Board could, in its sole discretion, pay the dividend or redemption price referred to in clause (A) or (B) above in cash even if securities or other non-cash properties were received as proceeds of such Disposition.

     At the time of any dividend or redemption made as a result of a Disposition, Seagull Energy financial statements will be credited with, and the ENSTAR Alaska Group financial statements will be charged with, an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or redemption times (ii) a fraction, the numerator of which is equal to the Number of Shares Issuable with Respect to the

Retained Interest and the denominator of which is equal to the number of shares of ENSTAR Alaska Stock then outstanding. See Annex II for illustrations of the calculation of the amount of the Retained Interest and the effects thereon of dividends on, and repurchases of, shares of ENSTAR Alaska Stock.

     The option described in clause (C) above provides the Company with additional flexibility by allowing the Company to deliver consideration in the form of shares of Seagull Common Stock rather than cash or securities or other property received as proceeds of a Disposition. This alternative could be used, for example, in circumstances when the Company does not have sufficient legally available funds under the TBCA to pay the full amount of the dividend or redemption described in clause (A) or (B) above or when the Company desires to retain such proceeds.

     The Board may, in its sole discretion within one year after a dividend or partial redemption made as a result of a Disposition described in clause (A) or
(B)(2) above, exchange each remaining outstanding share of ENSTAR Alaska Stock for a number of fully paid and nonassessable shares of Seagull Common Stock equal to 110% of the Market Value Ratio (as defined below) as of the fifth Business Day prior to the date notice of such exchange is mailed to such holders. Any such exchange would dilute the interest in the Company of holders of Seagull Common Stock and could preclude holders of either class of common stock of the Company from retaining their investment in a security reflecting separately the business of their respective business group. In determining whether to effect any such exchange following such a dividend or partial redemption, the Board, in its sole discretion and consistent with its fiduciary duties to all the shareholders, in addition to other matters, would likely consider whether the remaining properties and assets of the ENSTAR Alaska Group continue to constitute a viable business. Other considerations could include the number of shares of ENSTAR Alaska Stock remaining issued and outstanding, the per share market price of the ENSTAR Alaska Stock and the cost of maintaining shareholder accounts.

     If less than substantially all of the assets of the ENSTAR Alaska Group are disposed of by the Company in one transaction and an additional transaction is consummated at a later time in which an amount of assets are disposed of by the Company, which, together with the assets disposed of in the first transaction, would have constituted substantially all of the assets of the ENSTAR Alaska Group at the time of the first transaction, the Company will not be required to pay a dividend on, redeem or exchange the outstanding shares of ENSTAR Alaska Stock, unless such transactions constitute a series of related transactions. The second transaction, however, could trigger such requirement if at the time of the second transaction, the assets disposed of in such transaction constituted at least substantially all of the assets of the ENSTAR Alaska Group at such time. If less than substantially all of the properties and assets of the ENSTAR Alaska Group are disposed of by the Company, the holders of the ENSTAR Alaska Stock will not be entitled to receive any dividend or have their shares of ENSTAR Alaska Stock redeemed or exchanged for Seagull Common Stock, although the Board could determine, in its sole discretion, to pay a dividend on the ENSTAR Alaska Stock in an amount related to the proceeds of such disposition. However, subject to certain permitted inter-group transfers described herein, such proceeds could not be used in the business of Seagull Energy without the approval of two-thirds of the outstanding ENSTAR Alaska Stock, as set forth under "Voting Rights" below.

     The Board may also at any time, in its sole discretion, declare that each of the outstanding shares of ENSTAR Alaska Stock shall be exchanged for a number of fully paid and nonassessable shares of Seagull Common Stock equal to 115% of the Market Value Ratio as of the fifth Business Day prior to the date notice of such exchange is mailed to such holders. Any such exchange would preclude holders of ENSTAR Alaska Stock from retaining their investment in a security reflecting separately the business of the ENSTAR Alaska Group.

     "Exchange Date" shall mean any date fixed for an exchange of shares of ENSTAR Alaska Stock, as set forth in a notice to holders of ENSTAR Alaska Stock or of convertible securities convertible into or exercisable for shares of ENSTAR Alaska Stock pursuant to Section 3(c)(iv) of the Articles of Incorporation.

     "Market Capitalization" of any class or series of common stock of the Company on any day shall mean the product of (i) the Market Value of one share of such class or series of common stock of the Company on such day and (ii) the number of shares of such class or series of common stock of the Company outstanding on such day.

     "Market Value" of a share of any class or series of capital stock of the Company on any Business Day shall mean the average of the high and low reported sales prices regular way of such share of such class or series on such Business Day or in case no such reported sale takes place on such Business Day the average of the reported closing bid and asked prices regular way of a share of such class or series on such Business Day, in either case on the New York Stock Exchange Composite Tape, or if the shares of such class or series are not listed or admitted to trading on such Exchange on such Business Day, on the principal national securities exchange in the United States on which the shares of such class or series are listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange on such Business Day, on the National Association of Securities Dealers Automated Quotations National Market System, or if the shares of such class or series are not listed or admitted to trading on any national securities exchange or quoted on such National Market System on such Business Day, the average of the closing bid and asked prices of a share of such class or series in the over-the-counter market on such Business Day as furnished by any New York Stock Exchange member firm selected from time to time by the Company, or if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Business Day, the market value of a share of such class or series as determined by the Board of Directors; provided that, for purposes of determining the ratios set forth in Sections 3(b)(i), 3(b)(ii), 3(b)(iii), 4(a) and 5 of the Articles of Incorporation, as calculated over any period, (i) the "Market Value" of any share of any class or series of common stock of the Company on any day prior to the "ex" date or any similar date occurring during such period for any dividend or distribution (other than as contemplated by clause (ii)(B) hereof) paid or to be paid with respect to such class or series of common stock of the Company shall be reduced by the fair market value of the per share amount of such dividend or distribution and (ii) the "Market Value" of any share of any class or series of common stock of the Company on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such class or series of common stock of the Company occurring during such period or (B) the "ex" date or any similar date occurring during such period for any dividend or distribution with respect to such class or series of common stock of the Company in shares of such class or series of common stock of the Company shall be appropriately adjusted to reflect such subdivision, combination, dividend or distribution. For the purposes of the foregoing clause (i) the Board of Directors shall determine the fair market value of any dividend or distribution.

     The "Market Value Ratio," as of any date, shall mean the highest of the following (calculated to the nearest five decimal places): (A) the average ratio of A to B for the five-Business Day period ending on such date, (B) the quotient of (1) the sum of (w) four times the average ratio of A to B for the five-Business Day period ending on such date, (x) three times the average ratio of A to B for the next preceding five-Business Day period, (y) two times the average ratio of A to B for the next preceding five-Business Day period and (z) the average ratio of A to B for the next preceding five-Business Day period, divided by (2) ten and (C) if the dividend pursuant to clause (A) above was declared and paid or the redemption pursuant to clause (B) of Section 3(b)(i) was made prior to the commencement of the most recently completed fiscal quarter of the Company, the average ratio of A to B for such fiscal quarter, where A is the Market Value of one share of ENSTAR Alaska Stock and B is the Market Value of one share of Seagull Common Stock or such other class or series of common stock of the Company as is to be exchanged for ENSTAR Alaska Stock, as the case may be.

     "Number of Shares Issuable with Respect to the Retained Interest" shall initially be zero (assuming the Company sells shares of ENSTAR Alaska Stock representing 100% of the equity interest attributable to the ENSTAR Alaska Group in the Offering); provided that such number from time to time shall be:

          (i) increased by (A) the number of outstanding shares of ENSTAR Alaska Stock repurchased by the Company, the consideration for which is attributed to Seagull Energy and (B) the number (rounded, if necessary, to the nearest whole number) equal to the fair value (as determined by the Board of Directors) of assets or properties contributed by Seagull Energy to the ENSTAR Alaska Group in consideration for an increase in the Number of Shares Issuable with Respect to the Retained Interest divided by the Market Value of one share of ENSTAR Alaska Stock as of the date of such contribution; and

          (ii) decreased by (A) the number of shares of ENSTAR Alaska Stock issued or sold by the Company, the proceeds of which are attributed to Seagull Energy, (B) the number of shares of ENSTAR Alaska Stock issued upon conversion or exercise of convertible securities which are attributed to Seagull Energy, (C) the number of shares of ENSTAR Alaska Stock issued by the Company as a dividend or distribution or by reclassification or exchange to holders of Seagull Common Stock and (D) the number (rounded, if necessary, to the nearest whole number) equal to the fair value (as determined by the Board of Directors) of assets or properties transferred from the ENSTAR Alaska Group to Seagull Energy in consideration for a reduction in the Number of Shares Issuable with Respect to the Retained Interest divided by the Market Value of one share of ENSTAR Alaska Stock as of the date of such transfer; and

          (iii) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of ENSTAR Alaska Stock and dividends or distributions of shares of ENSTAR Alaska Stock to holders thereof and other reclassifications of ENSTAR Alaska Stock.

     Not earlier than the 16th Business Day and not later than the 20th Business Day following the consummation of a sale of all or substantially all of the properties and assets of the ENSTAR Alaska Group, the Company would be required to publish, in all editions of a daily newspaper with a national circulation that publishes financial news, an announcement as to which of the actions specified in clauses (A), (B) or (C) above it had irrevocably determined to take.

     If the Company determines to pay a dividend pursuant to clause (A) above, the Company would promptly following such determination cause to be given to each holder of ENSTAR Alaska Stock and of convertible securities convertible into or exercisable for ENSTAR Alaska Stock a notice setting forth (i) the record date for determining holders entitled to receive such dividend, which date shall be not earlier than the 30th Business Day and not later than the 40th Business Day following the consummation of such Disposition, (ii) the anticipated payment date of such dividend, (iii) the kind and aggregate amount of shares of capital stock, cash and/or other securities or property to be distributed in respect of shares of ENSTAR Alaska Stock, (iv) the number of outstanding shares of ENSTAR Alaska Stock and the number of shares of ENSTAR Alaska Stock into or for which such convertible securities are then convertible or exercisable and (v) a statement to the effect that holders of such convertible securities shall only be entitled to receive such dividend if they convert such convertible securities into or exercise them for ENSTAR Alaska Stock prior to the record date.

     If the Company determined to undertake a redemption pursuant to clause (B) above, the Company would promptly following such determination cause to be given to each holder of ENSTAR Alaska Stock and of convertible securities convertible into or exercisable for ENSTAR Alaska Stock a notice setting forth (i) a date not earlier than the 30th Business Day and not later than the 40th Business Day following the consummation of such Disposition which shall be the date as of which shares of ENSTAR Alaska Stock then outstanding shall be subject to redemption pursuant to such provision, (ii) the anticipated redemption date,
(iii) the kind and aggregate amount (or, in the case of a partial redemption, the per share amount) of shares of capital stock, cash and/or other securities or property to be paid as a redemption price in respect of shares of ENSTAR Alaska Stock, (iv) the number of shares of ENSTAR Alaska Stock to be redeemed,
(v) the number of outstanding shares of ENSTAR Alaska Stock and the number of shares of ENSTAR Alaska Stock into or for which such convertible securities are then convertible or exercisable and (vi) a statement to the effect that holders of such convertible securities shall only be eligible to participate in such redemption if they convert such convertible securities into or exercise them for ENSTAR Alaska Stock prior to the date referred to in clause (i) of this sentence, and a statement as to what, if anything, such holder shall be entitled to receive pursuant to the terms of such convertible securities and the Articles of Incorporation if such holder thereafter converts or exercises such convertible securities. Promptly following the applicable record date, the Company would cause to be given to each holder of record as of such date of ENSTAR Alaska Stock to be so redeemed a notice setting forth (A) a statement that shares of ENSTAR Alaska Stock will be redeemed, (B) the redemption date, (C) in the event of a partial redemption, the number of shares of ENSTAR Alaska Stock held by such holder to be redeemed, (D) the kind and per share amount of shares of capital stock, cash and/or other securities or property to be distributed to such holder with respect to each share of ENSTAR Alaska Stock to be redeemed, including details as to the calculation thereof,
(E) the place or places where certificates for shares of ENSTAR Alaska Stock, properly endorsed or assigned for transfer (unless the Company shall waive such requirement), are to be surrendered for delivery of certificates for shares of such capital stock, cash and/or other securities or property, (F) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Company after the date of the applicable record date and (G) a statement to the effect that dividends on such shares of ENSTAR Alaska Stock shall cease to be paid as of such redemption date. Such notice shall be sent by first-class mail, postage prepaid, not less than 25 Business Days nor more than 35 Business Days prior to the redemption date, and in any case to each holder of ENSTAR Alaska Stock to be redeemed, at such holder's address as the same appears on the transfer books of the Company.

     If the Company determined to undertake any exchange described above, the Company would promptly following such determination cause to be given to each holder of record of the ENSTAR Alaska Stock and of convertible securities convertible into or exercisable for shares of ENSTAR Alaska Stock, a further notice setting forth (i) a statement that shares of ENSTAR Alaska Stock shall be exchanged or redeemed, as the case may be, (ii) the Exchange Date, (iii) the kind and per share amount of shares of common stock of the Company or the ENSTAR Alaska Group Subsidiary, as the case may be, to be issued in exchange for each share of ENSTAR Alaska Stock, including details as to the calculation thereof,
(iv) the place or places where certificates for shares of ENSTAR Alaska Stock, properly endorsed or assigned for transfer (unless the Company shall waive such requirement), are to be surrendered for delivery of certificates for shares of such capital stock, cash and/or other securities or property, (v) a statement to the effect that, except for dividends or distributions declared prior to the Exchange Date, dividends on such shares of ENSTAR Alaska Stock shall cease to be paid as of such Exchange Date, (vi) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Company after the date of the applicable record date; and (vii) a statement to the effect that a holder of convertible securities convertible into or exercisable for shares of ENSTAR Alaska Stock shall only be entitled to receive shares of common stock of the Company or the ENSTAR Alaska Group Subsidiary, as the case may be, upon such exchange if such holder converts or exercises such convertible securities on or prior to such Exchange Date, and a statement as to what, if anything, such holder shall be entitled to receive pursuant to the terms of such convertible securities and the Articles of Incorporation if such holder thereafter converted or exercised such convertible securities. Such notice would be sent by first-class mail, postage prepaid, not less than 25 Business Days nor more than 35 Business Days prior to the Exchange Date and in any case to each holder of the ENSTAR Alaska Stock and to each holder of convertible securities convertible into or exercisable for shares of ENSTAR Alaska Stock, at such holder's address as the same appears on the transfer books of the Company.

     Neither the failure to mail any notice described above to any particular holder of ENSTAR Alaska Stock or, if applicable, of convertible securities convertible into or exercisable for shares of ENSTAR Alaska Stock, nor any defect therein shall affect the sufficiency thereof with respect to any other holder of ENSTAR Alaska Stock or, if applicable, of such convertible securities.

     If less than all of the outstanding shares of ENSTAR Alaska Stock were to be redeemed pursuant to clause (B)(2) above, such shares would be redeemed by the Company pro rata or by lot, among the holders of ENSTAR Alaska Stock outstanding at the close of business on the date referred to in clause (i) of the last sentence in the second preceding paragraph, or by such other method as may be determined by the Board of Directors to be equitable.

     No adjustments in respect of dividends would be made upon the exchange or redemption of any shares of ENSTAR Alaska Stock; provided, however, that if such shares were exchanged or redeemed by the Company after the record date for determining holders of ENSTAR Alaska Stock entitled to any dividend or distribution thereon, the holders of such shares at the close of business on such record date would be entitled to receive the dividend or other distribution payable on or with respect to such shares as of the date set for payment of such dividend or other distribution, notwithstanding such exchange or redemption, in each case without interest.

     Before any holder of shares of ENSTAR Alaska Stock would be entitled to receive certificates representing shares of any capital stock, cash and/or other securities or property to be distributed to such holder with respect to any exchange or redemption of shares of ENSTAR Alaska Stock, such holder would be required to surrender at such office as the Company specified certificates for such shares of ENSTAR Alaska Stock, properly endorsed or assigned for transfer (unless the Company waived such requirement). As soon as practicable after the Company's receipt of certificates representing such shares of ENSTAR Alaska Stock, the Company would deliver to the person for whose account such shares of ENSTAR Alaska Stock were so surrendered, or to his nominee or nominees, certificates representing the number of whole shares of the kind of capital stock or cash and/or other securities or property to which such person was entitled as aforesaid, together with any fractional payment referred to below, in each case without interest. If less than all of the shares of ENSTAR Alaska Stock represented by any one certificate were to be redeemed, the Company would issue and deliver a new certificate for the shares of ENSTAR Alaska Stock not redeemed.

     The Company would not be required to issue or deliver fractional shares of any class of capital stock or any fractional securities to any holder of ENSTAR Alaska Stock upon any exchange, redemption, dividend or other distribution described above. If more than one share of ENSTAR Alaska Stock were held at the same time by the same holder, the Company could aggregate the number of shares of any class of capital stock that would be issuable or the amount of securities that would be deliverable to such holder upon any exchange, redemption, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class of capital stock or the amount of securities remaining to be issued or delivered to any holder of ENSTAR Alaska Stock is a fraction, the Company would, if such fractional shares were not issued or delivered to such holder, pay a cash adjustment in respect of such fractional shares in an amount equal to the fair market value of such fractional shares on the fifth Business Day prior to the date such payment is to be made. For purposes of the preceding sentence, "fair market value" of any fractional share means (i) in the case of any fraction of a share of capital stock of the Company, the product of such fraction and the Market Value of one share of such capital stock and (ii) in the case of any other fractional security, such value as is determined by the Board of Directors.

     From and after any exchange or redemption of shares of ENSTAR Alaska Stock, all rights of a holder of shares of ENSTAR Alaska Stock that were exchanged or redeemed would cease except for the right, upon surrender of the certificates representing such shares of ENSTAR Alaska Stock, to receive certificates representing shares of the kind and amount of capital stock or cash and/or other securities or property for which such shares were exchanged or redeemed, together with any fractional payment and rights to dividends as provided above. No holder of a certificate, that immediately prior to the applicable exchange for ENSTAR Alaska Stock represented shares of ENSTAR Alaska Stock, would be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into which ENSTAR Alaska Stock was exchanged until surrender of such holder's certificate for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there would be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date after the exchange, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after an exchange for ENSTAR Alaska Stock, the Company would, however, be entitled to treat the certificates for ENSTAR Alaska Stock that were not yet surrendered for exchange as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock for which the shares of such ENSTAR Alaska Stock represented by such certificates should have been exchanged, notwithstanding the failure to surrender such certificates.

     The Company would pay any and all documentary, stamp or similar issue or transfer taxes that might be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on exchange of shares of ENSTAR Alaska Stock pursuant to the Articles of Incorporation. The Company would not, however, be required to pay any tax that might be payable in respect of any transfer involved in the issuance and delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of ENSTAR Alaska Stock so exchanged or redeemed were registered, and no such issuances or delivery would be made unless and until the person requesting such issuance paid to the Company the amount of any such tax, or established to the satisfaction of the Company that such tax had been paid.

  Voting Rights

     The Articles of Incorporation provide that the holders of all classes of common stock of the Company shall vote together as a single class (with the holders of all classes and series of capital stock, if any, of the Company entitled to vote together with the holders of common stock of the Company) on all matters as to which holders of common stock of the Company are entitled to vote other than a matter with respect to which such class would be entitled to vote separately. On all matters to be voted on by the holders of all classes of common stock of the Company and any such class or series of capital stock together as a single class, (i) each outstanding share of Seagull Common Stock would have one vote and (ii) each outstanding share of ENSTAR Alaska Stock would have a number of votes equal to the quotient (calculated to the nearest three decimal places), as of the fifth Business Day prior to the applicable record date or shareholder consent date, of (A) the sum of (1) four times the average ratio of X to Y for the five-Business Day period ending on such fifth Business Day, (2) three times the average ratio of X to Y for the next preceding five-Business Day period, (3) two times the average ratio of X to Y for the next preceding five-Business Day period and (4) the average ratio of X to Y for the next preceding five-Business Day period, divided by (B) ten, where X is the Market Value of ENSTAR Alaska Stock and Y is the Market Value of the Seagull Common Stock or, if there are no shares of Seagull Common Stock outstanding on such record or other applicable date or on any of the 25 Business Days prior thereto, the sum of the Market Values of each class of common stock of the Company then outstanding; provided that until the ENSTAR Alaska Stock or such other class of common stock of the Company has been traded after issuance on a national securities exchange or the National Association of Securities Dealers Automated Quotations National Market System for at least 25 Business Days, each outstanding share of ENSTAR Alaska Stock would be entitled to a number of votes equal to the average ratio (calculated to the nearest three decimal places) of the Market Value of a share of ENSTAR Alaska Stock to the Market Value of a share of Seagull Common Stock (or, if there are no shares of Seagull Common Stock outstanding, the sum of the average of the Market Values of a share of each class of common stock of the Company then outstanding) for each Business Day during the period commencing on the date the ENSTAR Alaska Stock or such other class of common stock of the Company, as the case may be, is initially so traded and ending on the last Business Day on or before the applicable record date or shareholder consent date. If shares of only one class of common stock of the Company were outstanding, each share of that class would have one vote. If either class of common stock of the Company was entitled to vote separately as a class with respect to any matter, each share of that class would be entitled to one vote in the separate vote on such matter.

     To illustrate the foregoing, if the weighted average Market Values for the ENSTAR Alaska Stock and the Seagull Common Stock, as determined using the above formula, were $18.25 and $27.00, respectively, each share of Seagull Common Stock would have one vote and each share of ENSTAR Alaska Stock would have .676 of a vote ($18.25/$27.00). In voting on any proposal where both classes of common stock vote together as a single class (with the holders of all classes or series of preferred stock, if any, entitled to vote together with the holders of common stock of the Company) and assuming there were issued and outstanding 36,000,000 shares of Seagull Common Stock and 7,500,000 shares of ENSTAR Alaska Stock, the shares of Seagull Common Stock and ENSTAR Alaska Stock would represent approximately 88% and 12%, respectively, of the total voting power.

     The Company will set forth the amount of outstanding shares of the Seagull Common Stock and the ENSTAR Alaska Stock in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed pursuant to the Exchange Act and will disclose in any proxy statement for a shareholder meeting the number of outstanding shares and per share voting rights of the Seagull Common Stock and the ENSTAR Alaska Stock.

     The relative voting rights of the Seagull Common Stock and the ENSTAR Alaska Stock could fluctuate as described above so that a holder's voting rights could more closely reflect the Market Value of such holder's equity investment in the Company. Fluctuations in the relative voting rights of the Seagull Common Stock and the ENSTAR Alaska Stock could influence an investor interested in acquiring and maintaining a fixed percentage of the Company's voting power to acquire such percentage of both classes of the Company's common stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

     As a result of its ownership of the gas distribution operations included in the ENSTAR Alaska Group, the Company is a "public utility company" within the meaning of the 1935 Act. Accordingly, any company that directly or indirectly owns, controls or holds with power to vote 10% or more of the outstanding voting securities of the Company would generally be deemed to be a "holding company" within the meaning of the 1935 Act, and therefore would be subject to the registration, reporting and simplification requirements of the 1935 Act. The calculation of ownership of the voting securities of the Company will be made on the basis of the percentage of the voting power of the outstanding shares of the Company. Because of the fluctuation in relative voting power between the ENSTAR Alaska Stock and the Seagull Common Stock described above, a shareholder could reach the 10% threshold without acquiring any additional shares. For example, if a shareholder owned shares of Seagull Common Stock with 9.99% of the outstanding voting power of the Company's shares, then a relatively modest drop in the Market Value of the ENSTAR Alaska Stock (or increase in the Market Value of the Seagull Common Stock) could increase the relative voting power of Seagull Common Stock and cause the shareholder to become a "holding company" without acquiring any additional shares. The Articles of Incorporation provide that, even if the respective Market Values of the ENSTAR Alaska Stock and the Seagull Common Stock fluctuate relative to the other from time to time, the number of votes to which the ENSTAR Alaska Stock is entitled will not change until the next applicable record date.

     In addition to such other vote or consent as shall then be required by law, the Articles of Incorporation or the Bylaws, the vote or consent of the holders of at least 66 2/3% of all of the shares of ENSTAR Alaska Stock then outstanding, voting as a separate class, shall be necessary for:

          (i) the declaration or payment of any dividend on, or the making of any other payment or distribution with respect to, any shares of any other class of common stock, if such dividend, payment or distribution is to be made with (x) any of the properties and assets of the ENSTAR Alaska Group or (y) shares of ENSTAR Alaska Stock (or convertible securities convertible into or exercisable for ENSTAR Alaska Stock) or any security that represents an equity interest in a person or entity (other than the Company) that owns any of the properties or assets of the ENSTAR Alaska Group, other than any shares of ENSTAR Alaska Stock (or convertible securities convertible into or exercisable for ENSTAR Alaska Stock) issued by the Company as a dividend or distribution on the Seagull Common Stock, but only if the sum of (1) the number of shares of ENSTAR Alaska Stock to be so dividended or distributed (or the number of shares of ENSTAR Alaska Stock into which or for which the convertible securities to be so dividended or distributed would be convertible or exercisable at such time) and (2) the number of such shares that would be issuable at such time upon conversion or exercise of any other convertible securities then outstanding that are attributed to Seagull Energy is less than or equal to the Number of Shares Issuable with Respect to the Retained Interest;

          (ii) the use of any of the properties and assets of the ENSTAR Alaska Group in any business of the Company other than a business of the ENSTAR Alaska Group, unless such use arises from a transfer for value of such properties or assets from the ENSTAR Alaska Group to Seagull Energy; or

          (iii) any issuance or sale of shares of ENSTAR Alaska Stock, or convertible securities convertible into or exercisable for ENSTAR Alaska Stock, for the account of any business group other than (x) the ENSTAR Alaska Group or (y) Seagull Energy but only if the sum of (1) the number of shares of ENSTAR Alaska Stock to be so issued or sold (or the number of shares of ENSTAR Alaska Stock into which or for which the convertible securities to be so issued or sold would be convertible or exercisable at such time), and (2) the number of such shares which would be issuable at such time upon conversion or exercise of any other convertible securities then outstanding which are attributed to Seagull Energy is less than or equal to the Number of Shares Issuable with Respect to the Retained Interest;

provided that, notwithstanding the foregoing, no such vote shall be required for loans by the ENSTAR Alaska Group to Seagull Energy at rates determined in a manner consistent with the Company's policy with respect to loans between groups at such time. See "Management and Accounting Policies."

     Similarly, in addition to such other vote or consent as shall then be required by law, the Articles of Incorporation or the Bylaws, the vote or consent of the holders of at least 66 2/3% of all of the shares of Seagull Common Stock then outstanding, voting as a separate class, shall be necessary for:

          (i) the declaration or payment of any dividend on, or the making of any other payment or distribution with respect to, any shares of ENSTAR Alaska Stock, if such dividend, payment or distribution is to be made with
     (x) any of the properties and assets of Seagull Energy or (y) shares of Seagull Common Stock (or convertible securities convertible into or exercisable for Seagull Common Stock) or any security that represents an equity interest in a person or entity (other than the Company) that owns any of the properties or assets of Seagull Energy;

          (ii) the use of any of the properties and assets of Seagull Energy in any business of the Company other than a business of Seagull Energy, unless such use arises from a transfer for value of such properties or assets from Seagull Energy to the ENSTAR Alaska Group; or

          (iii) any issuance or sale of shares of Seagull Common Stock, or convertible securities convertible into or exercisable for Seagull Common Stock, for the account of the ENSTAR Alaska Group;

provided that, notwithstanding the foregoing, no such vote shall be required for loans by Seagull Energy to the ENSTAR Alaska Group at rates determined in a manner consistent with the Company's policy with respect to loans between groups at such time. See "Management and Accounting Policies."

     The approval of the holders of at least two-thirds of the outstanding shares of either class of common stock of the Company voting as a separate class is currently required under the TBCA for any amendment to the Articles of Incorporation that would (i) increase or decrease the aggregate number of authorized shares of such class; (ii) increase or decrease the par value of the shares of such class; (iii) effect an exchange, reclassification or cancellation of all or part of the shares of such class; (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of such class; (v) change the designations, preferences, limitations or relative rights of the shares of such class; (vi) change the shares of such class, whether with or without par value, into the same or a different number of shares, either with or without par value, of the same class or another class or series; (vii) create a new class or series of shares having rights and preferences equal, prior, or superior to the shares of such class, or increase the rights and preferences of any class or series having rights and preferences equal, prior, or superior to the shares of such class, or increase the rights and preferences of any class or series having rights or preferences later or inferior to the shares of such class in such a manner as to become equal, prior, or superior to the shares of such class; (viii) divide the shares of such class into series and fix and determine the designation of such series and the variations in the relative rights and preferences between the shares of such series; or (ix) cancel or otherwise affect dividends on the shares of such class which had accrued but had not been declared.

  Mergers and Consolidations

     The holders of the outstanding shares of each class of common stock would be entitled to receive, or have their shares converted into, a fraction of the consideration attributable to the common stock of the Company pursuant to the terms of any merger or consolidation to which the Company is a party, where such fraction is equal to the quotient of (A) the sum of (1) four times the average ratio of x to y for the five-Business Day period ending on the Business Day prior to the date of the first public announcement of the merger or consolidation, (2) three times the average ratio of x to y for the next preceding five-Business Day period, (3) two times the average ratio of x to y for the next preceding five-Business Day period and (4) the average ratio of x to y for the next preceding five-Business Day period, divided by (B) ten, where x is the Market Capitalization of such class of common stock, and y is the aggregate Market Capitalization of all classes of common stock of the Company. As indicated above, the foregoing provisions would apply only if the terms of the merger or consolidation provide for the receipt of consideration by, or conversion of shares held by, holders of common stock of the Company. For example, in a merger in which the Company is the surviving corporation, it is likely that all shares of common stock of the Company would remain outstanding and the foregoing provisions would not apply.

  Liquidation Rights

     In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after the holders of the Preferred Stock receive the full preferential amounts plus any accumulated and unpaid dividends to which they are entitled, the holders of the outstanding shares of each class of common stock would be entitled to receive a fraction of the funds of the Company remaining for distribution to its shareholders, where such fraction is equal to the quotient of (A) the sum of (1) four times the average ratio of x to y for the five-Business Day period ending on the Business Day prior to the date of the first public announcement of (I) a voluntary liquidation, dissolution or winding-up by the Company or (II) the institution of the proceeding for the involuntary liquidation, dissolution or winding-up of the Company, (2) three times the average ratio of x to y for the next preceding five-Business Day period, (3) two times the average ratio of x to y for the next preceding five-Business Day period and (4) the average ratio of x to y for the next preceding five-Business Day period, divided by (B) ten, where x is the Market Capitalization of such class of common stock, and y is the aggregate Market Capitalization of both classes of common stock of the Company. Neither the merger nor consolidation of the Company into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Company, nor a sale, transfer or lease of all or any part of the assets of the Company, would be deemed a liquidation, dissolution or winding-up for these purposes. See "Mergers and Consolidations" above.

  Other Rights

     Neither the holders of the ENSTAR Alaska Stock nor the holders of the Seagull Common Stock have any preemptive rights or any rights to convert their shares into any other securities of the Company.

RETAINED INTEREST OF SEAGULL ENERGY IN ENSTAR ALASKA GROUP; OUTSTANDING INTEREST FRACTION

     The Company currently intends to sell shares of ENSTAR Alaska Stock representing 100% of the equity interest in the ENSTAR Alaska Group. Nevertheless, the percentage of the equity of the Company attributable to the ENSTAR Alaska Group to be sold to the public in the Offering will depend upon then prevailing market and other conditions at the time of the Offering. To the extent that the number of shares of ENSTAR Alaska Stock to be issued and sold in the Offering would represent less than 100% of the equity attributable to the ENSTAR Alaska Group, the Company would retain and attribute to Seagull Energy a Retained Interest in the ENSTAR Alaska Group. Seagull Energy's Retained Interest in the ENSTAR Alaska Group would not be represented by actual shares of the ENSTAR Alaska Stock and could not be voted by Seagull Energy.

     The "Outstanding Interest Fraction" means the percentage interest in the ENSTAR Alaska Group intended to be represented at any time by the outstanding shares of ENSTAR Alaska Stock, and the "Retained Interest Fraction" means the remaining percentage interest in the ENSTAR Alaska Group that is attributed to Seagull Energy. The sum of the Outstanding Interest Fraction and the Retained Interest Fraction would always equal 100%. The "Number of Shares Issuable with Respect to the Retained Interest" means the number of shares of ENSTAR Alaska Stock that could be sold or otherwise issued by the Company for the account of Seagull Energy in respect of its Retained Interest.

     The Company intends to use the net proceeds from the Offering to repay amounts borrowed under the Company's Revolver, none of which debt is attributable to the ENSTAR Alaska Group. In future offerings of ENSTAR Alaska Stock, the Board would, in its sole discretion, determine the allocation of the net proceeds of such sale between Seagull Energy and the ENSTAR Alaska Group. If the Board allocated 100% of the net proceeds of a sale of ENSTAR Alaska Stock to the ENSTAR Alaska Group, the net proceeds would be reflected entirely in the financial statements of the ENSTAR Alaska Group. To the extent a Retained Interest in the ENSTAR Alaska Group continues to be attributed to Seagull Energy, net proceeds from any future offerings of ENSTAR Alaska Stock could be allocated to Seagull Energy or to both Seagull Energy and the ENSTAR Alaska Group, in which event the net proceeds would be reflected in the financial statements of the respective business group as allocated. If the net proceeds of an offering of ENSTAR Alaska Stock were allocated to Seagull Energy's Retained Interest in the ENSTAR Alaska Group, the Number of Shares Issuable with Respect to the Retained Interest of Seagull Energy in the ENSTAR Alaska Group would be reduced. If the net proceeds of an offering of ENSTAR Alaska Stock were not allocated to Seagull Energy, the Number of Shares Issuable with Respect to the Retained Interest in the ENSTAR Alaska Group would not be reduced, but the Retained Interest Fraction with respect to the ENSTAR Alaska Group would nonetheless be reduced, and the Outstanding Interest Fraction with respect to the ENSTAR Alaska Group would be increased accordingly. A determination as to the allocation of such net proceeds would be made by the Board, in its sole discretion, after consideration of a number of factors, including, among others, the relative levels of internally generated cash flows of each business group, the capital expenditure plans of and investment opportunities available to each business group and the availability, cost and time associated with alternative financing sources.

     If the Company issued shares of ENSTAR Alaska Stock for the account of Seagull Energy, the relative voting power of holders of shares of ENSTAR Alaska Stock immediately prior to such issuance would be diluted even though any consideration received for such shares would not be attributed to the ENSTAR Alaska Group. At any time that all shares of ENSTAR Alaska Stock that were issuable with respect to the Retained Interest in the ENSTAR Alaska Group were issued, the Retained Interest would be zero and shares of ENSTAR Alaska Stock could no longer be issued for the account of Seagull Energy.

     In the event of any dividend or other distribution on outstanding shares of ENSTAR Alaska Stock (including any dividend of, or redemption with, Net Proceeds from a Disposition) while Seagull Energy has a Retained Interest in the ENSTAR Alaska Group, Seagull Energy's financial statements would be credited with, and the ENSTAR Alaska Group's financial statements would be charged with, an amount equal to the product of (i) the aggregate amount paid in respect of such dividend or other distribution, times (ii) a fraction, the numerator of which is the Number of Shares Issuable with Respect to the Retained Interest and the denominator of which is the number of shares of ENSTAR Alaska Stock then outstanding.

     If any shares of ENSTAR Alaska Stock were subsequently repurchased from time to time by the Company, the Company would identify (i) the number of shares of ENSTAR Alaska Stock repurchased for the account of Seagull Energy with respect to its Retained Interest, the purchase price of which would be reflected entirely in the financial statements of Seagull Energy, and (ii) the number of such shares repurchased for the account of the ENSTAR Alaska Group, the purchase price of which would be reflected entirely in the financial statements of the ENSTAR Alaska Group. In the event that the Company repurchases shares of ENSTAR Alaska Stock for consideration that is attributable to Seagull Energy, the Number of Shares Issuable with Respect to the Retained Interest and the Retained Interest Fraction would increase, and the Outstanding Interest Fraction would decrease accordingly. In the event that the Company repurchases shares of ENSTAR Alaska Stock for consideration that is attributable to the ENSTAR Alaska Group, the Number of Shares Issuable with Respect to the Retained Interest would not change, but the Retained Interest Fraction would increase, and the Outstanding Interest Fraction would decrease accordingly. The Board of Directors could, in its sole discretion, determine whether repurchases of ENSTAR Alaska Stock should be made with consideration attributable to Seagull Energy or the ENSTAR Alaska Group, by considering a number of factors, including, among others, the relative levels of internally generated cash flows of each business group, the long-term business prospects for each business group, the capital expenditure plans of and the investment opportunities available to each business group and the availability, cost and time associated with alternative financing sources.

     The Board of Directors could, in its sole discretion, determine from time to time to transfer cash or other property from the ENSTAR Alaska Group to Seagull Energy as a return of capital, which would decrease Seagull Energy's Retained Interest, if any, in the ENSTAR Alaska Group and, accordingly, would decrease the Retained Interest Fraction and increase the Outstanding Interest Fraction. The Board of Directors could, in its sole discretion, determine from time to time to contribute cash or other property of Seagull Energy as additional equity to the ENSTAR Alaska Group, which would increase Seagull Energy's Retained Interest in the ENSTAR Alaska Group and, accordingly, would increase the Retained Interest Fraction and decrease the Outstanding Interest Fraction. The Board of Directors could determine, in its sole discretion, to make such contributions or returns of capital after consideration of a number of factors, including, among others the relative levels of internally generated cash flows of the business groups, the long-term business prospects for each business group, the capital expenditure plans of and the investment opportunities available to each business group and the availability, cost and time associated with alternative financing sources. See "Management and Accounting Policies."

     For further discussion of, and illustrations of the calculation of the Retained Interest Fraction, the Outstanding Interest Fraction and the Number of Shares Issuable with Respect to the Retained Interest and the effects thereon of dividends on, and issuances and repurchases of, shares of ENSTAR Alaska Stock, and transfers of cash or other property attributed to one business group to the other business group, see Annex II hereto.

SEAGULL COMMON STOCK

  Dividends

     Subject to certain restrictions on the payment of dividends set forth below, dividends may be paid on the Seagull Common Stock as determined by the Board of Directors out of the lesser of (i) the funds of the Company legally available therefor and (ii) the Available Seagull Energy Dividend Amount, which is intended to be similar to the amount that would be legally available for the payment of dividends on Seagull Common Stock under the TBCA if Seagull Energy were a separate company. There can be no assurance that there will be an Available Seagull Energy Dividend Amount. See "Dividend Policy."

     "Available Seagull Energy Dividend Amount," on any date, means an amount equal to the excess of (i) the amount by which the total assets of Seagull Energy exceed the total debts of Seagull Energy, over (ii) the stated capital attributable to the Seagull Common Stock and any class or series of preferred stock of the Company attributed to Seagull Energy as of such date, determined as provided in the TBCA as if Seagull Energy were a corporation for such purposes and on a basis consistent with the determination of Seagull Energy Corporation Earnings Attributable to Seagull Energy; provided that such excess must be reduced by an amount, if any, sufficient to ensure that Seagull Energy would be able to pay its debts as they become due in the usual course of its business.

     "Seagull Energy Corporation Earnings Attributable to Seagull Energy," for any period, means the net income or loss of Seagull Energy for such period (or for fiscal periods of the Company commencing prior to the date on which the Articles of Amendment became effective (the "Effective Date"), the pro forma net income or loss of Seagull Energy for such period as if the Effective Date had been the first day of such fiscal period) determined in accordance with generally accepted accounting principles in effect at such time, reflecting income and expense of the Company allocated to Seagull Energy on a basis substantially consistent with allocations made with respect to the ENSTAR Alaska Group, including, without limitation, corporate administrative costs, net interest and other financial costs and income taxes.

     Assuming the Offering had been completed as of March 31, 1994, the Available Seagull Energy Dividend Amount at such date would have been at least $513.1 million (assuming no Retained Interest). Payment of dividends on any preferred stock of the Company allocated to Seagull Energy will decrease the Available Seagull Energy Dividend Amount. The Company currently has no outstanding shares of preferred stock.

  Voting Rights

     The holders of shares of Seagull Common Stock will have the voting rights described under the caption "ENSTAR Alaska Stock -- Voting Rights" above.

  Mergers and Consolidations

     In the event of a merger or consolidation to which the Company is a party, the holders of shares of Seagull Common Stock will have the rights described under the caption "ENSTAR Alaska Stock -- Mergers and Consolidations" above.

  Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Seagull Common Stock will be entitled to receive assets of the Company in the amount and in the manner described under the caption "ENSTAR Alaska Stock -- Liquidation Rights" above.

RESTATED RIGHTS AGREEMENT

     Pursuant to a Rights Agreement entered into in March 1989 (the "Rights Agreement"), preferred stock purchase rights ("Seagull Energy Rights") were initially issued by the Board to all holders of Seagull Common Stock. Upon issuance of the ENSTAR Alaska Stock, the Rights Agreement will be amended and restated to reflect the change in the capital structure of the Company, and the Board will authorize and declare a distribution on all the ENSTAR Alaska Stock that might be issued from time to time of one preferred stock purchase right (an "ENSTAR Alaska Right") for each outstanding share of the ENSTAR Alaska Stock. The Rights Agreement, as amended and restated (the "Restated Rights Agreement"), provides that each ENSTAR Alaska Right (together with each Seagull Energy Right, a "Right") entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (an "ENSTAR Alaska Unit") of ENSTAR
Alaska Series C Stock, at a purchase price of $     in cash per ENSTAR Alaska
Unit, subject to adjustment from time to time to prevent dilution. The Restated Rights Agreement provides that each Seagull Energy Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Seagull Energy Unit") of Seagull Energy Series B Stock, at a purchase
price of $     in cash per Seagull Energy Unit, subject to adjustment from time to time to prevent dilution. The Seagull Energy Series B Stock is attributed to Seagull Energy. The terms of the Seagull Energy Series B Stock will be amended to take into account the authorization of two classes of common stock of the Company. The ENSTAR Alaska Series C Stock is a newly designated series of Preferred Stock of the Company and will be attributed to the ENSTAR Alaska Group. The Seagull Energy Units and the ENSTAR Alaska Units are collectively referred to as "Units."

     The Rights would not be exercisable until the Distribution Date (as defined below) and, unless earlier redeemed by the Company as described below, the Restated Rights Agreement would expire on March 22, 1999.

     The Restated Rights Agreement provides that, prior to a Distribution Date, the Seagull Energy Rights and ENSTAR Alaska Rights will attach to all certificates representing shares of Seagull Common Stock or ENSTAR Alaska Stock, respectively, then outstanding and no separate Rights certificates would be distributed. Each share of Seagull Common Stock would also represent one Seagull Energy Right and each share of ENSTAR Alaska Stock would also represent one ENSTAR Alaska Right. The Seagull Common Stock and the ENSTAR Alaska Stock are sometimes hereinafter referred to together as the "Voting Common Stock."

     Until the Distribution Date, (i) the Rights will be evidenced by the certificates for the Voting Common Stock registered in the names of the holders thereof (which certificates shall also be deemed to be Right certificates) and not by separate Right certificates, and (ii) the right to receive Right certificates will be transferable only in connection with the transfer of shares of Voting Common Stock.

     Generally, if the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, the number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

     After the tenth day following the date on which any person or group of affiliated or associated persons (other than certain excepted persons) acquires beneficial ownership representing 20% or more of the total votes of the outstanding shares of Voting Common Stock (unless such person first acquires shares with 20% or more of the total votes of the outstanding shares of Voting Common Stock pursuant to a cash tender offer for all of the Voting Common Stock, which purchase increases such person's beneficial ownership to shares representing 85% or more of the total votes of the outstanding Voting Common Stock) (an "Acquiring Person") or during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company or other transaction or series of transactions that has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person (the earliest of such dates shall be the "Distribution Date"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Seagull Common Stock or ENSTAR Alaska Stock, as applicable, having a market value of two times the exercise price of the Right. If a person inadvertently becomes the beneficial owner of Voting Common Stock representing 20% or more of the total votes to which all outstanding shares of Voting Common Stock were entitled due to the fluctuation of the relative voting rights of the ENSTAR Alaska Stock and the Seagull Common Stock described above, such person would not be an Acquiring Person unless and until such person acquired additional shares of Voting Common Stock; provided, however, that for purposes of the Restated Rights Agreement, a determination as to the percentage of Voting Common Stock owned by a person shall be made assuming that the date on which such person acquired its shares was a record date. See "Description of Capital Stock -- ENSTAR Alaska Stock -- Voting Rights" above.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired or approval of the Board. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since, among other things, the Board of Directors may, at its option, at any time until 10 days (subject to extension) following the date on which a person or group (other than certain excepted persons) acquires shares representing 20% or more of the total votes of the outstanding Voting Common Stock, redeem all but not less than all the then outstanding Rights at $.01 per Right.

     Prior to the Distribution Date, the Company would issue Rights on each share of ENSTAR Alaska Stock and on each share of Seagull Common Stock so that all such shares would have attached Rights. Until a Right is exercised, the holder thereof, as such, would have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

     The Company, without the approval of any holders of Right certificates, would be able to amend any of the provisions of the Restated Rights Agreement in order to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent, or to make any other provisions with respect to the Rights that the Company deems necessary or desirable; provided, however, that no amendment to adjust the time period governing redemption would be made at such time as the Rights are not redeemable.

     The Restated Rights Agreement, dated as of March 17, 1989, as amended, between the Company and The First National Bank of Boston, as Rights Agent, specifies the terms of the Rights and the foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is available upon written request to the Investor Relations Department, Seagull Energy Corporation, 1001 Fannin, Suite 1700, Houston, Texas 77002, telephone
(713) 951-4700.

                                  UNDERWRITING

     The underwriters of the Offering (the "Underwriters"), for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Shearson Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of ENSTAR Alaska Stock set forth opposite their respective names below:

                                                                             NUMBER
                                   UNDERWRITERS                             OF SHARES
        ------------------------------------------------------------------  ---------
        Lehman Brothers Inc...............................................
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................
        Smith Barney Shearson Inc.........................................
                                                                            ---------



                  Total...................................................  7,500,000
                                                                            ---------
                                                                            ---------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions, and that if any of the foregoing shares of ENSTAR Alaska Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer part of the shares to the public at the public offering price set forth on the cover page hereof and to certain dealers at such public
offering price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other Underwriters or to certain other brokers or dealers. After the offering to the public, the offering price, and other selling terms may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed that it will not, without the prior written consent of the Representatives, directly or indirectly offer, sell, contract to sell or otherwise dispose of (except for (i) the issuance of shares in the Offering, (ii) the granting of options or the issuance of shares pursuant to existing employee benefit and employee stock option plans, (iii) in connection with the exercise of the Rights if the same were to become exercisable or (iv) the granting of options to employees or directors that do not become exercisable for a period of 90 days) any shares of ENSTAR Alaska Stock or any security convertible into or exchangeable for ENSTAR Alaska Stock for a period of ____ days after the date of the initial public offering of the shares of ENSTAR Alaska Stock offered hereby.

     Each of the Underwriters has provided from time to time, and expects to provide in the future, investment banking services to the Company for which such Underwriters have received and will receive customary fees and commissions.

     The Company has engaged Lehman Brothers Inc. as its exclusive targeted stock financial advisor in connection with the amendment to the Company's Articles of Incorporation to authorize the issuance of the

ENSTAR Alaska Stock. In connection therewith, the Company has agreed to pay Lehman Brothers Inc. a financial advisory fee of $1.25 million if such amendment is approved by the Company's shareholders. The Company has also agreed to reimburse Lehman Brothers Inc. for certain reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) and has agreed to indemnify Lehman Brothers Inc. against certain liabilities, including liabilities under the federal securities laws. In addition, the Company has agreed that Lehman Brothers Inc. may act as lead manager or agent in connection with the Offering.

     Prior to the Offering, there has been no public market for the ENSTAR Alaska Stock and therefore there can be no assurance as to the price to be received by the Company upon the sale thereof. There can be no assurance that any active trading market will develop for shares of the ENSTAR Alaska Stock or as to the price at which shares of the ENSTAR Alaska Stock may trade in the public market from time to time subsequent to the Offering. There can be no assurance that investors will assign values to ENSTAR Alaska Stock based on the reported financial results and prospects of the ENSTAR Alaska Group or the dividend policies established by the Board with respect to such group. The initial public offering price will be determined by negotiation among the Company, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Shearson Inc. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be the financial and operating history and condition of the ENSTAR Alaska Group, the ENSTAR Alaska Group's business and financial prospects, the prospects for the industry in which the ENSTAR Alaska Group operates, the recent market prices of securities of companies in businesses similar to that of the ENSTAR Alaska Group and other relevant matters.

                                 LEGAL MATTERS

     Certain legal matters with respect to the valid issuance, due authorization, full payment and nonassessability of the ENSTAR Alaska Stock offered in the Offering will be passed upon for the Company by Vinson & Elkins L.L.P., 2500 First City Tower, Houston, Texas 77002-6760, and for the Underwriters by Simpson Thacher & Bartlett, a partnership which includes professional corporations, 425 Lexington Avenue, New York, New York 10017-3909. Simpson Thacher & Bartlett will rely upon Vinson & Elkins L.L.P. with respect to matters of Texas law. Mr. J. Evans Attwell, a partner of Vinson & Elkins L.L.P., is a director of the Company. As of the date hereof, members of the firm of Vinson & Elkins L.L.P. having responsibility for legal matters associated with the Company own approximately 30,000 shares of Seagull Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedules of Seagull Energy Corporation and subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein and elsewhere in the Registration Statement have been incorporated herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the ENSTAR Alaska Group as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993 have been included herein and elsewhere in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick covering the financial statements as discussed in the two preceding paragraphs each refer to a change in accounting principle for the adoption of Financial Accounting Standards Board Statements of Financial Accounting Standards No. 106, Employers' Accounting for Post Retirement Benefits Other Than Pensions, and No. 109, Accounting for Income Taxes, in 1992.

     The consolidated financial statements of Novalta Resources Inc. and subsidiaries for the years ended December 31, 1993 and 1992 have been included herein and in the Registration Statement in reliance upon the reports of Ernst & Young, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     Certain information with respect to the gas and oil reserves of Houston Oil & Minerals, Inc. and Houston Oil Trust derived from the report of K&A Energy Consultants, Inc., independent petroleum engineers, has been incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein.

     Certain information with respect to the gas and oil reserves of Wacker Oil Inc. derived from the report of R.A. Lenser & Associates, Inc., independent petroleum engineers, had been incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein.

     Certain information with respect to the gas and oil reserves associated with the Mid-Continent Properties and Seagull Canada derived from the report of DeGolyer and MacNaughton, independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matter covered by such report and in giving such report.

     Certain information with respect to the gas and oil reserves of Seagull Mid-South Inc. derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineers, has been included and incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein.

     Certain information with respect to the Company's other gas and oil reserves derived from the report of Ryder Scott Company, independent petroleum engineers, has been included and incorporated by reference herein in reliance upon such firm as experts with respect to the matters contained therein. With respect to the Company's gas and oil reserves that had been reported on by K&A Energy Consultants, Inc. or R.A. Lenser & Associates, Inc. prior to 1992, as described above, certain information as of December 31, 1992 derived from the report of Ryder Scott Company has been included herein in reliance upon Ryder Scott Company as experts with respect to the matters contained therein.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Combined Statements of Earnings for the Years Ended December 31, 1993, 1992 and
  1991................................................................................   F-3
Combined Balance Sheets as of December 31, 1993 and 1992..............................   F-4
Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1992 and
  1991................................................................................   F-5
Notes to Combined Financial Statements for the Years Ended December 31, 1993, 1992
  and 1991............................................................................   F-6
Combined Statements of Earnings (Unaudited) for the Three Months Ended March 31, 1994
  and 1993............................................................................  F-17
Combined Balance Sheets (Unaudited) as of March 31, 1994 and December 31, 1993........  F-18
Combined Statements of Cash Flows (Unaudited) for the Three Months Ended March 31,
  1994 and 1993.......................................................................  F-19
Notes to Combined Financial Statements (Unaudited) for the Three Months Ended March
  31, 1994 and 1993...................................................................  F-20

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Seagull Energy Corporation:

     We have audited the accompanying combined balance sheets of the ENSTAR Alaska Group (as defined in Note 1 to the combined financial statements) as of December 31, 1993 and 1992, and the related combined statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As more fully described in Note 1, the combined financial statements of the ENSTAR Alaska Group should be read in conjunction with the audited consolidated financial statements of Seagull Energy Corporation included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the ENSTAR Alaska Group as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 7 and 8 to the combined financial statements, respectively, the ENSTAR Alaska Group adopted the provisions of the Financial Accounting Standards Board Statements of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and No. 109, Accounting for Income Taxes, in 1992.

                                            KPMG PEAT MARWICK

Houston, Texas
January 31, 1994, except as to Note 1,
 Basis of Presentation, which is as of
 March 11, 1994.

                              ENSTAR ALASKA GROUP

                        COMBINED STATEMENTS OF EARNINGS

                                                                    YEAR ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                   1993       1992       1991
                                                                 --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
Revenues.......................................................  $107,244   $109,598   $129,615
Costs of Operations:
  Cost of gas sold.............................................    59,898     59,999     81,935
  Operations and maintenance...................................    18,955     18,032     17,753
  Management fees paid to Seagull Energy.......................     1,925      1,944      1,925
  Depreciation and amortization................................     7,511      7,184      6,978
                                                                 --------   --------   --------
                                                                   88,289     87,159    108,591
                                                                 --------   --------   --------
Operating Profit...............................................    18,955     22,439     21,024
Other (Income) Expense:
  Interest expense.............................................     6,298      6,074      5,955
  Interest income and other....................................      (239)      (293)      (367)
                                                                 --------   --------   --------
                                                                    6,059      5,781      5,588
                                                                 --------   --------   --------
Earnings Before Income Taxes and Cumulative Effect of Changes
  in Accounting Principles.....................................    12,896     16,658     15,436
Income Taxes...................................................     5,848      6,202      5,810
                                                                 --------   --------   --------
Earnings Before Cumulative Effect of Changes in Accounting
  Principles...................................................     7,048     10,456      9,626
Cumulative Effect of Changes in Accounting Principles..........        --      1,583         --
                                                                 --------   --------   --------
Net Earnings...................................................  $  7,048   $ 12,039   $  9,626
                                                                 --------   --------   --------
                                                                 --------   --------   --------

            See Accompanying Notes to Combined Financial Statements.

                              ENSTAR ALASKA GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1993         1992
                                                                         --------     --------
                                                                         (DOLLARS IN THOUSANDS)

Current Assets:
  Cash and cash equivalents............................................  $    623     $  1,219
  Customer accounts receivable, net....................................    17,713       20,068
  Inventories..........................................................     2,431        2,560
  Prepaid expenses and other...........................................     1,630          813
                                                                         --------     --------
          Total Current Assets.........................................    22,397       24,660
Property, Plant and Equipment -- at cost...............................   216,883      208,419
Accumulated Depreciation and Amortization..............................    54,879       48,060
                                                                         --------     --------
                                                                          162,004      160,359
Other Assets...........................................................     1,300        1,500
                                                                         --------     --------
Total Assets...........................................................  $185,701     $186,519
                                                                         --------     --------
                                                                         --------     --------
                                LIABILITIES AND COMMON EQUITY
Current Liabilities:
  Accounts payable.....................................................  $ 11,977     $ 11,301
  Purchased gas cost adjustment........................................     1,843        1,149
  Accrued expenses:
     Interest..........................................................     2,680          507
     Other.............................................................     3,985        4,670
  Current maturities of long-term debt.................................     1,538        3,743
                                                                         --------     --------
          Total Current Liabilities....................................    22,023       21,370
Long-Term Debt.........................................................    62,787       67,011
Refundable Customer Advances for Construction..........................    11,623       10,379
Other Noncurrent Liabilities...........................................     2,138        2,147
Deferred Income Taxes..................................................    27,768       23,845
Common Equity..........................................................    59,362       61,767
Commitments and Contingencies..........................................
                                                                         --------     --------
Total Liabilities and Common Equity....................................  $185,701     $186,519
                                                                         --------     --------
                                                                         --------     --------

            See Accompanying Notes to Combined Financial Statements.

                              ENSTAR ALASKA GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Operating Activities
  Net earnings.............................................  $  7,048     $ 12,039     $  9,626
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Cumulative effect of changes in accounting
       principles..........................................        --       (1,583)          --
     Depreciation and amortization.........................     8,587        7,920        7,868
     Amortization of loan acquisition costs................       169          156          153
     Deferred income taxes.................................     3,372        2,704        2,399
     Other.................................................       120          120          120
                                                             --------     --------     --------
                                                               19,296       21,356       20,166
     Changes in operating assets and liabilities:
       Decrease (Increase) in accounts receivable, net.....     2,355       (1,774)       4,508
       Decrease (Increase) in inventories, prepaid expenses
          and other........................................      (108)         (84)          64
       Increase (Decrease) in accounts payable.............     1,370       (8,060)       4,602
       Increase (Decrease) in accrued expenses and other...     1,690         (913)      (1,872)
                                                             --------     --------     --------
          Net Cash Provided By Operating Activities........    24,603       10,525       27,468
Investing Activities
  Capital expenditures.....................................   (10,094)      (9,024)     (10,492)
  Proceeds from disposition of (Costs to retire) property,
     plant and equipment...................................      (138)         145           91
                                                             --------     --------     --------
          Net Cash Used In Investing Activities............   (10,232)      (8,879)     (10,401)
Financing Activities
  Proceeds from issuance of long-term debt and other
     borrowings............................................        --       59,500       58,900
  Principal payments on long-term debt and other
     borrowings............................................    (6,549)     (57,210)     (43,251)
  Fees paid to acquire financing...........................        --         (302)          --
  Dividends paid to the Company............................    (8,000)      (8,000)     (28,000)
  Other....................................................      (418)          (4)         873
                                                             --------     --------     --------
          Net Cash Used In Financing Activities............   (14,967)      (6,016)     (11,478)
                                                             --------     --------     --------
          Increase (Decrease) In Cash And Cash
            Equivalents....................................      (596)      (4,370)       5,589
Cash And Cash Equivalents At Beginning Of Year.............     1,219        5,589           --
                                                             --------     --------     --------
Cash And Cash Equivalents At End Of Year...................  $    623     $  1,219     $  5,589
                                                             --------     --------     --------
                                                             --------     --------     --------

            See Accompanying Notes to Combined Financial Statements.

                              ENSTAR ALASKA GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

INDEX                                                                                    PAGE
- -----                                                                                    -----
  1.   Summary of Significant Accounting Policies......................................    F-6
  2.   Related Party Activities........................................................    F-9
  3.   Property, Plant and Equipment...................................................    F-9
  4.   Long-Term Debt..................................................................   F-10
  5.   Fair Value of Financial Instruments.............................................   F-11
  6.   Common Equity...................................................................   F-11
  7.   Employee Benefit Plans..........................................................   F-12
  8.   Income Taxes....................................................................   F-13
  9.   Selected Quarterly Financial Data (Unaudited)...................................   F-16
 10.   Sales to Major Customers........................................................   F-16
 11.   Commitments and Contingencies...................................................   F-16

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. On March 11, 1994, Seagull Energy Corporation (the "Company") announced that it would seek shareholder approval of a comprehensive plan (the "ENSTAR Alaska Stock Proposal") that upon implementation would result in (i) the creation of a new class of common stock (the "ENSTAR Alaska Stock") intended to reflect separately the performance of the Company's natural gas transmission and distribution operations in South-Central Alaska (the "ENSTAR Alaska Group") and (ii) the amendment of certain terms of the existing class of common stock (the "Seagull Common Stock") to allow for the issuance of the ENSTAR Alaska Stock. This capital structure has not been reflected in these financial statements. The ENSTAR Alaska Stock Proposal will not result in any adjustment to the carrying amounts of the assets, liabilities or common equity presented in the accompanying combined financial statements.

     Because the ENSTAR Alaska Stock is intended to reflect separately the performance of the ENSTAR Alaska Group, the Seagull Common Stock will reflect the performance of the Company's remaining two business segments ("Seagull Energy") that consist of (i) natural gas exploration, development and production, which is the Company's primary business focus, and (ii) pipeline and marketing operations. The ENSTAR Alaska Stock Proposal, which is summarized below, will be submitted to the Company's shareholders for their consideration and approval.

     The Company currently expects that, shortly after shareholder approval of the ENSTAR Alaska Stock Proposal and subject to prevailing market and other conditions, it will make a public offering for cash of shares of ENSTAR Alaska Stock (the "ENSTAR Alaska Stock Offering") representing 100% of the equity attributable to the ENSTAR Alaska Group. The Board of Directors reserves the right to sell shares of ENSTAR Alaska Stock representing less than 100% of such equity and also reserves the right not to proceed with the ENSTAR Alaska Stock Offering if it determines that consummation of such offering is not in the best interests of the Company. The net proceeds of the ENSTAR Alaska Stock Offering would be used to repay amounts borrowed under the Company's revolving credit agreement, none of which debt is attributable to the ENSTAR Alaska Group.

     The financial statements for the ENSTAR Alaska Group and for Seagull Energy comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The ENSTAR Alaska Group financial statements have been prepared based upon methods that management believes to be reasonable and appropriate and reflect the combined historical financial position, results of operations and cash flows of ENSTAR Alaska Group. Consistent with the Articles of Amendment to the Articles of Incorporation and relevant policies, such business group financial statements could also include contingent liabilities that are not separately identified with the operations of the ENSTAR Alaska Group.

     If the ENSTAR Alaska Stock Proposal receives the requisite shareholder approval and the ENSTAR Alaska Stock Offering is consummated, the Company will provide to holders of ENSTAR Alaska Stock

                              ENSTAR ALASKA GROUP
separate audited financial statements, management's discussion and analysis, description of business and other relevant information for the ENSTAR Alaska Group and the Company. Notwithstanding the allocation of the Company's assets and liabilities (including contingent liabilities) and shareholders' equity between the ENSTAR Alaska Group and Seagull Energy for the purpose of preparing their respective financial statements, holders of ENSTAR Alaska Stock (together with the holders of Seagull Common Stock) will be shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses and liabilities. Such allocation and the change in the equity structure of the Company contemplated by the ENSTAR Alaska Stock Proposal will not affect legal title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. As a result, the ENSTAR Alaska Stock Proposal will not affect the rights of holders of the Company's or any of its subsidiaries' debt. Financial impacts arising from Seagull Energy that affect the Company's financial condition could affect the results of operations or financial position of the ENSTAR Alaska Group. In addition, any net losses of Seagull Energy and dividends or distributions on, or repurchase of, Seagull Common Stock will reduce the legally available funds of the Company available for payment of dividends on the ENSTAR Alaska Stock. Accordingly, the Company's consolidated financial information and the combined financial information for Seagull Energy should be read in conjunction with the ENSTAR Alaska Group's combined financial information.

     Dividends on the ENSTAR Alaska Stock will be limited to the lesser of (i) legally available funds of the Company under Texas law and (ii) the Available ENSTAR Alaska Group Dividend Amount, defined as the ENSTAR Alaska Group's net assets less the stated capital of all common and preferred stock attributable to the ENSTAR Alaska Group, assuming no Retained Interest by Seagull Energy. Amounts available for dividends may be further limited by covenants in the Company's bank credit agreements and other financing documents. See the Company's consolidated financial statements and notes related thereto. Dividends on the ENSTAR Alaska Stock will be paid at the discretion of the Board of Directors based primarily upon the financial condition, results of operations and business requirements of the ENSTAR Alaska Group and the Company as a whole. For a description of the basis for determining voting rights and liquidation rights for each class of common stock, see "Description of Capital
Stock -- ENSTAR Alaska Stock -- Voting Rights" and "-- Liquidation Rights."

     The accounting policies applicable to the preparation of the financial statements of the ENSTAR Alaska Group and Seagull Energy could be modified or rescinded in the sole discretion of the Board of Directors without approval of shareholders, although there is no present intention to do so. The Board of Directors could also adopt additional policies depending upon the circumstances. Any determination of the Board of Directors to modify or rescind such policies, or to adopt additional policies, would be made by the Board of Directors in good faith and in the honest belief that such decision is in the best interests of the Company. Any such determination would also be made in light of the requirements imposed by the Alaska Public Utilities Commission ("APUC") that any transactions between the ENSTAR Alaska Group and its affiliates, including Seagull Energy, must be on terms comparable to arm's length transactions. In addition, generally accepted accounting principles require that any change in accounting policy be preferable (in accordance with such principles) to the policy previously established.

     Combination. The accompanying combined financial statements include the combined accounts of the businesses comprising the ENSTAR Alaska Group. The ENSTAR Alaska Group operates in Alaska through ENSTAR Natural Gas Company ("ENG"), a division of the Company, and Alaska Pipeline Company ("APC"), a wholly owned subsidiary. The accompanying combined financial statements of the ENSTAR Alaska Group reflect the basis of accounting established by the Company as of June 17, 1985, the date the ENSTAR Alaska Group was acquired by the Company. All significant intercompany transactions between ENG and APC have been eliminated in preparation of the accompanying combined financial statements.

     Regulation. The ENSTAR Alaska Group is subject to regulation by the APUC, which has jurisdiction over, among other things, rates, accounting procedures and standards of service. The ENSTAR Alaska Group

                              ENSTAR ALASKA GROUP
meets the criteria and, accordingly, follows the reporting and accounting requirements of Statement of Financial Accounting Standards ("SFAS") No. 71, Accounting for the Effects of Certain Types of Regulation.

     Cash Equivalents. Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

     Supplemental Disclosures of Cash Flow Information.

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1993       1992       1991
                                                               ------     ------     ------
                                                                  (DOLLARS IN THOUSANDS)
    Cash paid during the year for:
      Interest, net of amount capitalized..................... $3,719     $6,688     $3,741
      Income taxes............................................ $3,336     $3,339     $5,413

     Inventories. Inventories consisting of materials and supplies are valued at the lower of average cost or market value (net realizable value).

     Property, Plant and Equipment. Utility plant is reflected at cost, net of contributions in aid of construction. Capitalized costs include costs of funds, payroll costs and certain general and administrative costs. Depreciation of the utility plant and other property is computed using the straight-line method over their estimated useful lives, which vary from 4 to 33 years.

     Utility plant facilities are subject to APUC regulation. When utility properties are disposed of or otherwise retired, the original cost of the property, plus cost of retirement, less salvage value, is charged to accumulated depreciation.

     Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the property are capitalized.

     Revenue Recognition. The ENSTAR Alaska Group's operating revenues are based on rates authorized by the APUC which are applied to customers' consumption of natural gas. The ENSTAR Alaska Group records unbilled revenue, including amounts to be billed under a purchased gas adjustment clause, at the end of each accounting period.

     Income Taxes. Effective January 1, 1992, the ENSTAR Alaska Group adopted SFAS No. 109, Accounting for Income Taxes. This SFAS requires the use of the liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

     Prior to January 1, 1992, the ENSTAR Alaska Group used the deferral method of accounting for income taxes, under which deferred taxes were provided for all material timing differences arising from the recognition of certain items of income and expense in different accounting periods for tax and financial accounting purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

     Earnings Per Share. Historical earnings per share are omitted from the combined statements of earnings since the ENSTAR Alaska Stock was not part of the equity structure of the Company and the Seagull Common Stock had not been amended to allow for the issuance of the ENSTAR Alaska Stock for the periods presented.

                              ENSTAR ALASKA GROUP

2. RELATED PARTY ACTIVITIES

     The following policies and agreements may be modified or rescinded by action of the Board of Directors, or the Board of Directors may adopt additional policies, without approval of the shareholders of the Company, although the Board of Directors has no present intention to do so.

     Corporate Overhead Costs. Since 1985, when the Company acquired the ENSTAR Alaska Group, Seagull Energy has provided certain management and administrative services to the ENSTAR Alaska Group pursuant to a series of written management agreements. The most recent such agreement, the Agreement for Services, was entered into effective as of January 1, 1993 (the "Management Agreement"). Pursuant to the Management Agreement, Seagull Energy provides certain management, financial reporting, legal, human resources, treasury, investor relations and administrative services to the ENSTAR Alaska Group. In consideration for these services, the ENSTAR Alaska Group has agreed to pay Seagull Energy an annual management fee equal to the greater of (i) $1,925,000 and (ii) the sum of (A) the direct cost of providing such services and (B) the allocable portion of Seagull Energy's general and administrative expenses associated with providing such services, primarily determined by reference to the relative amount of time spent by Seagull Energy's employees to provide such services. The Management Agreement would continue in effect following implementation of the ENSTAR Alaska Stock Proposal. The Management Agreement may be amended by agreement between Seagull Energy and the ENSTAR Alaska Group. Fees paid by the ENSTAR Alaska Group pursuant to the Management Agreement totaled $1.9 million in each of the years 1993, 1992 and 1991 and were included in costs of operations. It is not practicable for management to provide a meaningful estimate of what the expenses for management and administrative services would have been on a stand alone basis. Management believes that the methodology used to calculate the management fee pursuant to the Management Agreement is reasonable.

     Income Taxes. Seagull Energy and the ENSTAR Alaska Group are also parties to a tax sharing agreement dated as of January 1, 1986 (the "Tax Sharing Agreement"). Because the ENSTAR Alaska Group is included in the Company's consolidated group for income tax purposes, tax deductions and credits attributable to Seagull Energy tend to reduce the amount of income tax that would be payable if such taxes were calculated solely with respect to the operations of the ENSTAR Alaska Group. Pursuant to the Tax Sharing Agreement, the ENSTAR Alaska Group generally pays Seagull Energy an amount equal to the amount of income taxes that would be payable by the ENSTAR Alaska Group on a "stand alone" basis excluding the effects of historical purchase accounting adjustments. In this regard, the assets and liabilities of the ENSTAR Alaska Group are accounted for based upon the ENSTAR Alaska Group's original historical cost prior to the ENSTAR Alaska Group's acquisition by the Company in 1985. To the extent current taxes paid by the ENSTAR Alaska Group to Seagull Energy pursuant to the Tax Sharing Agreement differ from amounts computed based on income and expenses included in the accompanying statements of earnings, such amount is recorded as an adjustment to common equity. The ENSTAR Alaska Group would continue to be included in the Company's consolidated group for income tax purposes after the implementation of the ENSTAR Alaska Stock Proposal, and the Tax Sharing Agreement would continue in effect. The Tax Sharing Agreement may be amended by agreement between Seagull Energy and the ENSTAR Alaska Group.

3. PROPERTY, PLANT AND EQUIPMENT

     The major classes of the ENSTAR Alaska Group's property, plant and equipment are shown below:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1993         1992
                                                                     --------     --------
                                                                     (DOLLARS IN THOUSANDS)
    Gas plant....................................................... $196,312     $188,714
    General plant...................................................   10,131        9,609
    Land, buildings and other.......................................   10,440       10,096
                                                                     --------     --------
                                                                     $216,883     $208,419
                                                                     --------     --------
                                                                     --------     --------

                              ENSTAR ALASKA GROUP

     Total depreciation and amortization related to property, plant and equipment amounted to approximately $8.6 million in 1993 and $7.9 million in both 1992 and 1991.

4. LONG-TERM DEBT

     The ENSTAR Alaska Group's portion of the Company's consolidated long-term debt for 1993 and 1992 was as follows:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1993          1992
                                                                     -------       -------
                                                                     (DOLLARS IN THOUSANDS)
    Unsecured industrial development bonds:
      7.75%-8.00% due in 1993-2008.................................  $12,915       $13,100
    Other unsecured indebtedness:
      9.95%-12.80% notes, due in 1993-2000.........................    2,750         9,107
      8.15%-8.81% notes, due in 1997-2009..........................   50,000        50,000
    Other debt.....................................................       26            33
                                                                     -------       -------
                                                                      65,691        72,240
    Less: Current maturities.......................................    1,538         3,743
          Unamortized debt discount................................    1,366         1,486
                                                                     -------       -------
    Total long-term debt...........................................  $62,787       $67,011
                                                                     -------       -------
                                                                     -------       -------

     The combined financial statements reflect debt and related interest expense incurred directly by the ENSTAR Alaska Group. The change in the equity structure of the Company contemplated by the ENSTAR Alaska Stock Proposal will not affect responsibility for the liabilities of the Company or any of its subsidiaries.

     All long-term debt of the ENSTAR Alaska Group is issued by APC. The majority of the capital requirements of ENG are met by loans from APC pursuant to intercompany notes secured by a mortgage on the properties, rights and franchises (other than certain excepted properties) of ENG. The senior unsecured notes of APC provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of APC. Under the most restrictive provisions of these financing arrangements, approximately $14.2 million was available for the making of restricted investments, restricted stock payments, including dividends, and restricted subordinated debt payments as of December 31, 1993.

     In July 1992, APC issued three new series of senior unsecured notes totaling $50 million to a group of institutional investors. The notes have interest rates ranging from 8.15% to 8.81% and have final maturities ranging from 2001 to 2009. The proceeds were used to retire APC's then existing $40 million unsecured credit agreement, to meet sinking fund requirements on other APC debt and for working capital purposes. The Company has not guaranteed payment of the new senior unsecured notes of APC.

     APC has a $5 million revolving line of credit, none of which was utilized during 1993. This is a one year line of credit which has historically been renewed annually and is used for seasonal working capital requirements.

                              ENSTAR ALASKA GROUP

       Annual Maturities. At December 31, 1993, the ENSTAR Alaska Group's aggregate annual maturities of long-term debt are as follows:


YEAR ENDING DECEMBER 31,                                             (DOLLARS IN THOUSANDS)
- ------------------------                                             ----------------------
         1994......................................................         $ 1,538
         1995......................................................         $ 1,550
         1996......................................................         $ 1,564
         1997......................................................         $ 7,577
         1998......................................................         $ 7,097
         Thereafter................................................         $46,365

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the ENSTAR Alaska Group's financial instruments are summarized as follows:

                                                                 DECEMBER 31,
                                              ---------------------------------------------------
                                                       1993                        1992
                                              -----------------------     -----------------------
                                              CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                               AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                              --------     ----------     --------     ----------
                                                            (DOLLARS IN THOUSANDS)
    Assets:
      Cash and cash equivalents.............  $    623      $     623     $  1,219      $   1,219
    Liabilities:
      Customer deposits.....................    (1,672)        (1,571)      (1,809)        (1,701)
      Refundable customer advances for
         construction.......................   (11,983)        (9,858)     (10,812)        (8,314)
      Long-term debt, including current
         maturities.........................   (64,325)       (75,800)     (70,754)       (75,667)

       Cash and Cash Equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

       Customer Deposits and Refundable Customer Advances for Construction. The fair value is based on discounted cash flow analyses utilizing a discount rate of 6% with monthly payments ratably over the estimated period of deposit or advance refunding.

       Long-Term Debt. The fair value of APC's long-term debt is estimated based on quoted market prices for the same or similar issues.

6. COMMON EQUITY

     The sources of change in common equity are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                            1993        1992         1991
                                                           -------     -------     --------
                                                               (DOLLARS IN THOUSANDS)
    Common equity, beginning of year.....................  $61,767     $59,279     $ 77,537
    Net earnings.........................................    7,048      12,039        9,626
    Dividends paid to the Company........................   (8,000)     (8,000)     (28,000)
    Net equity transactions with Seagull Energy..........   (1,453)       (815)        (788)
    Other................................................       --        (736)         904
                                                           -------     -------     --------
    Common equity, end of year...........................  $59,362     $61,767     $ 59,279
                                                           -------     -------     --------
                                                           -------     -------     --------

                              ENSTAR ALASKA GROUP

     Net equity transactions with the ENSTAR Alaska Group represent the extent current taxes paid by the ENSTAR Alaska Group to Seagull Energy pursuant to the Tax Sharing Agreement differ from amounts computed on income and expenses.

7. EMPLOYEE BENEFIT PLANS

     Retirement Plans. The ENSTAR Alaska Group has two defined benefit retirement plans which cover salaried employees (the "Salaried Retirement Plan") and operating employees (the "Operating Unit Plan"). Clerical unit personnel, which constitute approximately 25% of total ENSTAR Alaska Group personnel, are not covered under a retirement plan. Determination of benefits for the salaried employees is based upon a combination of years of service and final monthly compensation. Benefits for operating employees are based solely on years of service. The ENSTAR Alaska Group's policy is to fund the minimum contributions required by applicable regulations. The net pension costs are included in operations and maintenance costs.

     The following table sets forth the ENSTAR Alaska Group plans' funded status and the amounts recognized in the combined financial statements at December 31, 1993 and 1992:

                                                                 1993                    1992
                                                         ---------------------   ---------------------
                                                         SALARIED    OPERATING   SALARIED    OPERATING
                                                         EMPLOYEES   EMPLOYEES   EMPLOYEES   EMPLOYEES
                                                         ---------   ---------   ---------   ---------
                                                                    (DOLLARS IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefit obligation............................   $(4,756)    $(2,753)    $(4,196)    $(2,449)
                                                         ---------   ---------   ---------   ---------
                                                         ---------   ---------   ---------   ---------
  Accumulated benefit obligation.......................   $(4,866)    $(2,773)    $(4,285)    $(2,465)
                                                         ---------   ---------   ---------   ---------
                                                         ---------   ---------   ---------   ---------
Projected benefit obligation for services rendered to
  date.................................................   $(5,921)    $(2,773)    $(5,778)    $(2,465)
Plan assets at fair value, primarily listed stocks and
  corporate and U. S. bonds............................     4,094       2,790       3,721       2,467
                                                         ---------   ---------   ---------   ---------
Plan assets in excess of (less than) projected benefit
  obligation...........................................    (1,827)         17      (2,057)          2
Unrecognized prior service cost........................        90          19         245          21
Unrecognized net loss..................................       417         632         618         585
Unrecognized net obligation (asset) arising out of the
  initial application of SFAS No. 87, amortized over 15
  years (salaried) and 18 years (operating)............       748        (101)        842        (111)
Additional minimum liability...........................      (200)         --        (212)         --
                                                         ---------   ---------   ---------   ---------
Prepaid (accrued) pension cost.........................   $  (772)    $   567     $  (564)    $   497
                                                         ---------   ---------   ---------   ---------
                                                         ---------   ---------   ---------   ---------
Net pension cost includes the following components:
  Service cost -- benefits earned during the period....   $   232     $   110     $   195     $    84
  Interest cost on projected benefit obligation........       413         190         386         162
  Actual return on plan assets.........................      (333)       (224)       (185)       (197)
  Net amortization and deferral........................       147          40          22          18
                                                         ---------   ---------   ---------   ---------
Net periodic pension cost..............................   $   459     $   116     $   418     $    67
                                                         ---------   ---------   ---------   ---------
                                                         ---------   ---------   ---------   ---------

     The assumed weighted average discount rate for both ENSTAR Alaska Group plans was 7.25% for 1993 and 1992, and the rate of increase in future compensation for the Salaried Retirement Plan used in determining the projected benefit obligation was 5% and 5.5% for 1993 and 1992, respectively. The expected long-term rate of return on plan assets for both ENSTAR Alaska Group plans was 8%.

     Profit Sharing Plans. The ENSTAR Alaska Group has profit sharing plans for salaried employees and union employees. Annual contributions for each plan are determined by the Company's Board of Directors pursuant to formulae which contain minimum contribution requirements. Profit sharing expense was

                              ENSTAR ALASKA GROUP
approximately $0.3 million for each of the years 1993, 1992 and 1991, and is included in operations and maintenance costs.

     Thrift Plan. The ENSTAR Natural Gas Company Thrift Plan (the "Thrift Plan") is a qualified employee savings plan in accordance with the provisions of
Section 401(k) of the Internal Revenue Code of 1986, as amended. The ENSTAR Alaska Group contributions to the Thrift Plan were approximately $0.2 million in each of the years 1993, 1992 and 1991. The Thrift Plan's costs are included in operations and maintenance costs.

     Postretirement Benefits Other Than Pensions. The ENSTAR Alaska Group has a postretirement medical plan which covers all of its salaried employees. Determination of benefits is based upon the combined age of the retiree and years of service at retirement. Prior to January 1, 1992, the ENSTAR Alaska Group accounted for these obligations on a "pay-as-you-go" basis.

     Effective January 1, 1992, the ENSTAR Alaska Group adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This SFAS changes the accounting treatment for such benefits from a pay-as-you-go basis to a method where the expected costs for these benefits are accrued during the years the plan participants render service. The ENSTAR Alaska Group recognized the cumulative effect of this change in accounting principles in the line item entitled "Cumulative Effect of Changes in Accounting Principles" in the accompanying combined statement of earnings for the year ended December 31, 1992. Accordingly, periods prior to January 1, 1992 were not restated to reflect this change.

     The cumulative effect of this accounting change as of January 1, 1992, resulted in a reduction in earnings of $0.7 million (after income taxes of $0.4 million). The effect of this change on earnings before the cumulative effect for the year ended December 31, 1992, and the pro forma effect of retroactive application of this accounting change on earnings for the year ended December 31, 1991, were not material.

     The accrued postretirement benefit cost recognized in the combined balance sheet at December 31, 1993 and 1992 was $1.3 million and $1.2 million, respectively.

8. INCOME TAXES

     Total income tax expense for the years ended December 31, 1993 and 1992 was allocated as follows:

                                                                       1993         1992
                                                                      ------       -------
                                                                     (DOLLARS IN THOUSANDS)
    Income tax provision before cumulative effect of changes in
      accounting principles.........................................  $5,848       $ 6,202
    Adjustment for change in accounting principles..................      --        (2,783)
                                                                      ------       -------
                                                                      $5,848       $ 3,419
                                                                      ------       -------
                                                                      ------       -------

                              ENSTAR ALASKA GROUP

     The provision for income taxes for each of the years ended December 31, 1993, 1992 and 1991 was as follows:

                                                                1993       1992       1991
                                                               ------     ------     ------
                                                                  (DOLLARS IN THOUSANDS)
    Current:
      Federal................................................  $1,427     $1,901     $2,241
      State..................................................   1,049      1,597      1,170
                                                               ------     ------     ------
           Total current.....................................   2,476      3,498      3,411
                                                               ------     ------     ------
    Deferred:
      Federal................................................   3,263      2,729      2,214
      State..................................................     109        (25)       185
                                                               ------     ------     ------
           Total deferred....................................   3,372      2,704      2,399
                                                               ------     ------     ------
    Income tax provision before cumulative effect of changes
      in accounting principles...............................  $5,848     $6,202     $5,810
                                                               ------     ------     ------
                                                               ------     ------     ------

     The provision for income taxes before cumulative effect of changes in accounting principles for the years ended December 31, 1993 and 1992 is not comparable to 1991 due to the ENSTAR Alaska Group's adoption of SFAS No. 109, Accounting for Income Taxes, effective January 1, 1992. The ENSTAR Alaska Group recognized the cumulative effect of this change in accounting principle in the line item entitled "Cumulative Effect of Changes in Accounting Principles" in the accompanying combined statement of earnings for the year ended December 31, 1992. Accordingly, periods prior to January 1, 1992 were not restated to reflect this change. The cumulative effect of this accounting change as of January 1, 1992 resulted in an increase in earnings of approximately $2.3 million. The effect of this change on earnings before income taxes for the year ended December 31, 1992 was not material.

     The provision for income taxes before cumulative effect of changes in accounting principles for each of the years ended December 31, 1993, 1992 and 1991 was different than the amount computed using the federal statutory rate (35% for 1993, 34% for 1992 and 1991) for the following reasons:

                                                                1993       1992       1991
                                                               ------     ------     ------
                                                                  (DOLLARS IN THOUSANDS)
    Amount computed using the statutory rate.................  $4,514     $5,664     $5,248
    Increase (Reduction) in taxes resulting from:
      State income taxes, net................................     753      1,038        894
      Excess of tax bases over book bases of acquired
         assets..............................................      --         --       (381)
      Increase in the beginning-of-the-year balance of the
         deferred tax liabilities due to the increase in the
         corporate federal
         income tax rate.....................................     651         --         --
      Other..................................................     (70)      (500)        49
                                                               ------     ------     ------
    Income tax provision before cumulative effect of changes
      in
      accounting principles..................................  $5,848     $6,202     $5,810
                                                               ------     ------     ------
                                                               ------     ------     ------

                              ENSTAR ALASKA GROUP

     The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 1993 and 1992 are as follows:

                                                                      1993           1992
                                                                     ------         ------
                                                                     (DOLLARS IN THOUSANDS)
    Deferred tax expense (exclusive of the effects of other
      components
      listed below)................................................. $2,721         $2,704
    Increase in the beginning-of-the-year balance of the deferred tax liabilities due to the increase in the corporate federal
      income tax rate...............................................    651             --
                                                                     ------         ------
                                                                     $3,372         $2,704
                                                                     ------         ------
                                                                     ------         ------

     As discussed in Note 1, under SFAS No. 109 deferred income taxes have been provided for all temporary differences between the carrying amounts of assets and liabilities for financial accounting and tax purposes. In 1991, prior to the adoption of SFAS No. 109, deferred income taxes were provided based on timing differences in certain items of income and expense recognized for income tax purposes in periods different from the periods for financial accounting purposes.

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1993 and 1992 were as follows:

                                                                    1993            1992
                                                                   -------         -------
                                                                   (DOLLARS IN THOUSANDS)
    Deferred tax liabilities:
      Property, plant and equipment, due to differences in
         depreciation, depletion and amortization................. $29,485         $25,617
      Other.......................................................   1,024           1,226
                                                                   -------         -------
    Deferred tax liabilities......................................  30,509          26,843
                                                                   -------         -------
    Deferred tax assets:
      Minimum tax credit carryforwards............................      --             (41)
      Investment tax credit carryforwards.........................  (1,432)         (1,643)
      Deferred compensation/retirement related items accrued for
         financial reporting purposes.............................    (241)            (42)
      Other.......................................................  (2,251)         (1,905)
                                                                   -------         -------
    Deferred tax assets...........................................  (3,924)         (3,631)
                                                                   -------         -------
    Net deferred tax liabilities.................................. $26,585         $23,212
                                                                   -------         -------
                                                                   -------         -------

     For federal income tax purposes, as of December 31, 1993, the ENSTAR Alaska Group has unused investment tax credits of approximately $1.4 million which will expire in 1999 and 2000.

     During 1991, the tax effects of timing differences were as follows:

                                                                              YEAR ENDED
                                                                          DECEMBER 31, 1991
                                                                         --------------------
                                                                        (DOLLARS IN THOUSANDS)
    Depreciation.........................................................        $2,947
    Minimum tax credit carryforward for tax purposes.....................          (132)
    Other................................................................          (416)
                                                                               --------
              Total deferred tax provision...............................        $2,399
                                                                               --------
                                                                               --------

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data is as follows:

                             REVENUES               OPERATING PROFIT        NET EARNINGS (LOSS)
                      ----------------------      --------------------      --------------------
                        1993          1992         1993         1992         1993         1992
                      --------      --------      -------      -------      -------      -------
                                                 (DOLLARS IN THOUSANDS)
    March 31,........ $ 39,192      $ 37,456      $ 9,099      $ 9,365      $ 4,552      $ 6,379(*)
    June 30,.........   18,925        20,151        1,360        2,556         (115)         744
    September 30,....   14,921        15,980          617        1,364       (1,325)        (121)
    December 31,.....   34,206        36,011        7,879        9,154        3,936        5,037
                      --------      --------      -------      -------      -------      -------
             Total... $107,244      $109,598      $18,955      $22,439      $ 7,048      $12,039
                      --------      --------      -------      -------      -------      -------
                      --------      --------      -------      -------      -------      -------

- ---------------

(*) Includes the cumulative effect of two changes in accounting principles in the first quarter of 1992 representing an increase in earnings of approximately $1.6 million. (See Notes 1, 7 and 8).

10. SALES TO MAJOR CUSTOMERS

     The ENSTAR Alaska Group had sales of 10% or more of total combined revenues to the following customers:

                                                              YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------
                                                    1993               1992               1991
                                               ---------------    ---------------    ---------------
                                                               (DOLLARS IN THOUSANDS)
U. S. Governmental Agencies................... $12,312     11%    $12,210     11%    $13,508     10%
Municipality of Anchorage.....................   3,303      3%      3,673      3%     17,038     13%

11. COMMITMENTS AND CONTINGENCIES

     Concentrations of Credit Risk. The ENSTAR Alaska Group operates in the transmission and distribution phases of the natural gas industry with sales to end-users such as commercial businesses, industrial concerns and residential consumers. While certain of these customers are affected by periodic downturns in the economy in general or in their specific industry, the ENSTAR Alaska Group believes that its level of credit-related losses due to such economic fluctuations has been immaterial and will continue to be immaterial to the ENSTAR Alaska Group's results of operations in the long term.

     Litigation. The Company is a party to ongoing litigation in the normal course of business or other litigation with respect to which the Company is indemnified pursuant to various purchase agreements or other contractual arrangements. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on the ENSTAR Alaska Group's financial condition and results of operations, if any, will not be material.

                              ENSTAR ALASKA GROUP

                        COMBINED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1994        1993
                                                                           -------     -------
                                                                          (DOLLARS IN THOUSANDS)
Revenues.................................................................  $36,266     $39,192
Costs of Operations:
  Cost of gas sold.......................................................   19,250      22,528
  Operations and maintenance.............................................    5,139       5,223
  Management fees paid to Seagull Energy.................................      481         486
  Depreciation and amortization..........................................    1,949       1,856
                                                                           -------     -------
                                                                            26,819      30,093
                                                                           -------     -------
Operating Profit.........................................................    9,447       9,099
Other (Income) Expense:
  Interest expense.......................................................    1,468       1,673
  Interest income and other..............................................      (56)        (96)
                                                                           -------     -------
                                                                             1,412       1,577
                                                                           -------     -------
Earnings Before Income Taxes.............................................    8,035       7,522
Income Taxes.............................................................    3,253       2,970
                                                                           -------     -------
Net Earnings.............................................................  $ 4,782     $ 4,552
                                                                           -------     -------
                                                                           -------     -------

       See Accompanying Notes to Unaudited Combined Financial Statements.

                              ENSTAR ALASKA GROUP

                            COMBINED BALANCE SHEETS
                                  (UNAUDITED)

                                                                       MARCH 31,     DECEMBER 31,
                                                                         1994            1993
                                                                       ---------     ------------
                                                                       (DOLLARS IN THOUSANDS)
                                     ASSETS
Current Assets:
  Cash and cash equivalents..........................................  $   4,869       $    623
  Customer accounts receivable, net..................................     15,698         17,713
  Inventories........................................................      2,777          2,431
  Prepaid expenses and other.........................................      1,724          1,630
                                                                       ---------     ------------
          Total Current Assets.......................................     25,068         22,397
Property, Plant and Equipment -- at cost.............................    218,067        216,883
Accumulated Depreciation and Amortization............................     56,927         54,879
                                                                       ---------     ------------
                                                                         161,140        162,004
Other Assets.........................................................      1,248          1,300
                                                                       ---------     ------------
          Total Assets...............................................  $ 187,456       $185,701
                                                                       ---------     ------------
                                                                       ---------     ------------
                        LIABILITIES AND COMMON EQUITY
Current Liabilities:
  Accounts payable...................................................  $   9,531       $ 11,977
  Purchased gas cost adjustment......................................      2,273          1,843
  Accrued expenses:
     Interest........................................................      1,587          2,680
     Other...........................................................      7,057          3,985
  Current maturities of long-term debt...............................      1,536          1,538
                                                                       ---------     ------------
          Total Current Liabilities..................................     21,984         22,023
Long-Term Debt.......................................................     62,816         62,787
Refundable Customer Advances for Construction........................     11,306         11,623
Other Noncurrent Liabilities.........................................      2,256          2,138
Deferred Income Taxes................................................     28,664         27,768
Common Equity........................................................     60,430         59,362
Commitments and Contingencies........................................
                                                                       ---------     ------------
          Total Liabilities and Common Equity........................  $ 187,456       $185,701
                                                                       ---------     ------------
                                                                       ---------     ------------

       See Accompanying Notes to Unaudited Combined Financial Statements.

                              ENSTAR ALASKA GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1994         1993
                                                                           ------       ------
                                                                          (DOLLARS IN THOUSANDS)
Operating Activities
  Net earnings...........................................................  $4,782       $4,552
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization.......................................   2,205        2,126
     Amortization of loan acquisition costs..............................      42           43
     Deferred income taxes...............................................     896        1,713
     Other...............................................................      30           30
                                                                           ------       ------
                                                                            7,955        8,464
  Changes in operating assets and liabilities:
     Decrease in accounts receivable, net................................   2,015        2,154
     Increase in inventories, prepaid expenses and other.................    (423)        (811)
     Decrease in accounts payable........................................  (2,016)      (2,640)
     Increase in accrued expenses and other..............................   2,122        2,516
                                                                           ------       ------
            Net Cash Provided By Operating Activities....................   9,653        9,683
Investing Activities
  Capital expenditures...................................................  (1,385)      (1,340)
  Proceeds from disposition of (Costs to retire) property, plant and
     equipment...........................................................      28           (3)
                                                                           ------       ------
            Net Cash Used In Investing Activities........................  (1,357)      (1,343)
Financing Activities
  Proceeds from issuance of long-term debt and other borrowings..........   1,800           --
  Principal payments on long-term debt and other borrowings..............  (1,803)          (2)
  Dividends paid to the Company..........................................  (2,250)      (2,000)
  Other..................................................................  (1,797)      (1,564)
                                                                           ------       ------
            Net Cash Used In Financing Activities........................  (4,050)      (3,566)
                                                                           ------       ------
            Increase In Cash And Cash Equivalents........................   4,246        4,774
Cash And Cash Equivalents At Beginning Of Period.........................     623        1,219
                                                                           ------       ------
Cash And Cash Equivalents At End Of Period...............................  $4,869       $5,993
                                                                           ------       ------
                                                                           ------       ------

       See Accompanying Notes to Unaudited Combined Financial Statements.

                              ENSTAR ALASKA GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Combination. The accompanying combined financial statements include the combined accounts of the businesses comprising the ENSTAR Alaska Group. The ENSTAR Alaska Group operates in Alaska through ENG, a division of the Company, and APC, a wholly owned subsidiary.

  Supplemental Disclosures of Cash Flow Information.

                                                                           THREE MONTHS
                                                                          ENDED MARCH 31,
                                                                          ---------------
                                                                           1994      1993
                                                                          ------     ----
                                                                       (DOLLARS IN THOUSANDS)
    Cash paid during the period for:
      Interest, net of amount capitalized...............................  $2,531     $360
      Income taxes......................................................  $  106     $967

2. COMMON EQUITY

     The sources of change in common equity are as follows:

                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                      --------------------
                                                                       1994         1993
                                                                      -------      -------
                                                                     (DOLLARS IN THOUSANDS)
    Common equity, beginning of year................................  $59,362      $61,767
    Net earnings....................................................    4,782        4,552
    Dividends paid to the Company...................................   (2,250)      (2,000)
    Net equity transactions with Seagull Energy.....................   (1,464)      (1,376)
                                                                      -------      -------
    Common equity, end of period....................................  $60,430      $62,943
                                                                      -------      -------
                                                                      -------      -------

     Net equity transactions with Seagull Energy represent the extent current taxes paid by the ENSTAR Alaska Group to Seagull Energy pursuant to the tax sharing agreement between Seagull Energy and the ENSTAR Alaska Group differ from amounts computed on income and expenses.

3. COMMITMENTS AND CONTINGENCIES

     The Company is a party to ongoing litigation in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on the ENSTAR Alaska Group's financial condition and results of operations, if any, will not be material.

                                                                         ANNEX I

                             INDEX OF CERTAIN TERMS

                                                                              PAGE ON WHICH TERM
                                                                              IS DEFINED IN THE
                                    TERM                                          PROSPECTUS
- ----------------------------------------------------------------------------  ------------------
1935 Act....................................................................           11
Acquiring Person............................................................           84
APC.........................................................................            3
APUC........................................................................            3
Available ENSTAR Alaska Dividend Amount.....................................           68
Available Seagull Energy Dividend Amount....................................           82
Banks.......................................................................           66
Board.......................................................................        cover
Borrowing Base..............................................................           66
Business Day................................................................           71
Canadian Credit Agreement...................................................           67
Commission..................................................................            2
Company.....................................................................        cover
Credit Agreement............................................................           66
Disposition.................................................................           70
Distribution Date...........................................................           84
Effective Date..............................................................           69
ENG.........................................................................            3
ENSTAR Alaska Group.........................................................        cover
ENSTAR Alaska Group Subsidiary..............................................           69
ENSTAR Alaska Right.........................................................           83
ENSTAR Alaska Series C Stock................................................           68
ENSTAR Alaska Stock.........................................................        cover
ENSTAR Alaska Unit..........................................................           83
Exchange Act................................................................            2
Exchange Date...............................................................           72
Heating degree days.........................................................           30
Management Agreement........................................................            9
Market Capitalization.......................................................           72
Market Value................................................................           73
Market Value Ratio..........................................................           73
Net Proceeds................................................................           71
Novalta.....................................................................            7
Number of Shares Issuable with Respect to the Retained Interest.............           73
Outstanding Interest Fraction...............................................           14
Preferred Stock.............................................................           68
Registration Statement......................................................            2
Representatives.............................................................           85
Restated Rights Agreement...................................................           83
Retained Interest...........................................................           14
Retained Interest Fraction..................................................           14
Revolver....................................................................        cover
Right.......................................................................           83
Rights Agreement............................................................           83
Seagull Canada..............................................................           67
Seagull Canada Acquisition..................................................            7

                                                                              PAGE ON WHICH TERM
                                                                              IS DEFINED IN THE
                                    TERM                                          PROSPECTUS
- ----------------------------------------------------------------------------  ------------------
Seagull Common Stock........................................................        cover
Seagull Energy..............................................................            5
Seagull Energy Corporation Earnings Attributable to the ENSTAR Alaska
  Group.....................................................................           69
Seagull Energy Corporation Earnings Attributable to Seagull Energy..........           82
Seagull Energy Rights.......................................................           83
Seagull Energy Series B Stock...............................................           68
Seagull Energy Unit.........................................................           83
Stock Split.................................................................           55
Tax Sharing Agreement.......................................................            9
TBCA........................................................................           12
Underwriters................................................................           85
Units.......................................................................           83
Voting Common Stock.........................................................           83

                                                                        ANNEX II

                         ILLUSTRATIONS OF CERTAIN TERMS

                               RETAINED INTEREST

     The following illustrations demonstrate the calculations of Seagull Energy's Retained Interest in the ENSTAR Alaska Group based on the assumptions set forth herein. In the illustrations below, (i) 1,200 shares of ENSTAR Alaska Stock are assumed to be authorized for issuance and (ii) 600 shares are assumed to be the number of shares of ENSTAR Alaska Stock initially issuable with respect to Seagull Energy's Retained Interest in the ENSTAR Alaska Group (the "Number of Shares Issuable with Respect to the Retained Interest"). Unless otherwise specified, each illustration below should be read independently as if none of the other transactions referred to below had occurred. Actual calculations may be slightly different due to rounding. For purposes of this Annex II, the offering of shares of ENSTAR Alaska Stock to which this Prospectus relates is referred to as the "ENSTAR Alaska Stock Offering."

     At any given time, the fractional interest in the earnings and equity attributable to the ENSTAR Alaska Group that is held by the holders of the outstanding ENSTAR Alaska Stock (the "Outstanding Interest Fraction") would be equal to:

                             Outstanding Shares of
                              ENSTAR Alaska Stock
   -------------------------------------------------------------------------
          Outstanding Shares of ENSTAR Alaska Stock + Number of Shares
                 Issuable with Respect to the Retained Interest

     The balance of the equity attributable to the ENSTAR Alaska Group is retained by Seagull Energy ("Retained Interest") and, at any given time, the fractional interest in the equity attributable to the ENSTAR Alaska Group that is intended to be represented by the Retained Interest (the "Retained Interest Fraction") would be equal to:

                         Number of Shares Issuable with
                        Respect to the Retained Interest
   -------------------------------------------------------------------------
          Outstanding Shares of ENSTAR Alaska Stock + Number of Shares
                 Issuable with Respect to the Retained Interest

     The sum of the Outstanding Interest Fraction and the Retained Interest Fraction would always equal 100%.

ENSTAR ALASKA STOCK OFFERING

     The following illustrations reflect an assumed sale by the Company of 450 shares of ENSTAR Alaska Stock in the ENSTAR Alaska Stock Offering.

  Offering for Account of Seagull Energy

     Assume all of such shares are identified as sold for the account of Seagull Energy in respect of its Retained Interest, with the net proceeds reflected entirely in the financial statements of Seagull Energy.

        Shares previously issued and outstanding...............................     0
        Newly issued shares for account of Seagull Energy......................   450
                                                                                 ----
                  Total issued and outstanding after ENSTAR Alaska Stock
                    Offering...................................................   450
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest would decrease by the number of shares of ENSTAR Alaska Stock issued in the ENSTAR Alaska Stock Offering for the account of Seagull Energy.

        Number of Shares Issuable with Respect to the Retained Interest prior
          to ENSTAR Alaska Stock Offering......................................   600
        Shares issued in ENSTAR Alaska Stock Offering..........................   450
                                                                                 ----
        Number of Shares Issuable with Respect to the Retained Interest after
          ENSTAR Alaska Stock Offering.........................................   150
                                                                                 ----
                                                                                 ----

- - As a result, the Outstanding Interest Fraction that is represented by the issued and outstanding shares of ENSTAR Alaska Stock (450) is 75%, calculated as follows:

                                      450
                                  ------------
                                   450 + 150

   The Retained Interest Fraction would accordingly be 25%.

- - In this case, in the event of any dividend or other distribution paid on the outstanding shares of ENSTAR Alaska Stock (other than a dividend or other distribution payable in shares of ENSTAR Alaska Stock), the financial statements of Seagull Energy would be credited, and the financial statements of the ENSTAR Alaska Group would be charged, with an amount equal to 33.3% (representing the ratio of the Number of Shares Issuable with Respect to the Retained Interest (150) to the total number of shares of ENSTAR Alaska Stock issued and outstanding following the ENSTAR Alaska Stock Offering (450)) of the aggregate amount of such dividend or distribution. If, for example, a dividend of $1.00 per share were declared and paid on the 450 shares of ENSTAR Alaska Stock outstanding (an aggregate of $450), Seagull Energy financial statements would be credited with $150, and the ENSTAR Alaska Group financial statements would be charged with that amount in addition to the $450 dividend paid to the holders of ENSTAR Alaska Stock (a total of $600).

- - Immediately after the ENSTAR Alaska Stock Offering, the Company would have 750 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 450 issued and outstanding).

  Offering for Account of the ENSTAR Alaska Group

     Assume all of such shares are identified as sold for the account of the ENSTAR Alaska Group as an increase in its equity, with the net proceeds reflected entirely in the financial statements of the ENSTAR Alaska Group.

        Shares previously issued and outstanding...............................     0
        Newly issued shares for account of the ENSTAR Alaska Group.............   450
                                                                                 ----
                  Total issued and outstanding after ENSTAR Alaska Stock
                    Offering...................................................   450
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest (600) would remain unchanged.

- - As a result, the issued and outstanding shares (450) would represent an Outstanding Interest Fraction of 42.9%, calculated as follows:

                                      450
                                  ------------
                                   450 + 600

   The Retained Interest Fraction would accordingly be 57.1%.

- - In this case, in the event of any dividend or other distribution paid on the outstanding shares of ENSTAR Alaska Stock (other than a dividend or other distribution payable in shares of ENSTAR Alaska Stock), the financial statements of Seagull Energy would be credited, and the financial statements of the ENSTAR Alaska Group would be charged, with an amount equal to 133% (representing the ratio of the

   Number of Shares Issuable with Respect to the Retained Interest (600) to the total number of shares of ENSTAR Alaska Stock issued and outstanding following the ENSTAR Alaska Stock Offering (450)) of the aggregate amount of such dividend or distribution.

- - Immediately after the ENSTAR Alaska Stock Offering, the Company would have 750 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 450 issued and outstanding).

ADDITIONAL OFFERINGS OF ENSTAR ALASKA STOCK

     The following illustrations reflect an assumed sale by the Company of an additional 100 shares of ENSTAR Alaska Stock after the assumed initial issuance of 450 shares of ENSTAR Alaska Stock for the account of Seagull Energy.

  Additional Offering for Account of Seagull Energy

     Assume all of such shares are identified as sold for the account of Seagull Energy in respect of its Retained Interest, with the net proceeds reflected entirely in the financial statements of Seagull Energy.

        Shares previously issued and outstanding...............................   450
        Newly issued shares for account of Seagull Energy......................   100
                                                                                 ----
                  Total issued and outstanding after additional public
                    offering...................................................   550
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest would decrease by the number of any shares of ENSTAR Alaska Stock issued for the account of Seagull Energy.

        Number of Shares Issuable with Respect to the Retained Interest prior
          to additional public offering........................................   150
        Shares issued in additional public offering............................   100
                                                                                 ----
        Number of Shares Issuable with Respect to the Retained Interest after
          additional public offering...........................................    50
                                                                                 ----
                                                                                 ----

- - As a result, the total issued and outstanding shares (550) would in the aggregate represent an Outstanding Interest Fraction of 91.7%, calculated as follows:

                                      550
                                  ------------
                                    550 + 50

   The Retained Interest Fraction would accordingly be reduced to 8.3%.

- - In this case, in the event of any dividend or other distribution paid on ENSTAR Alaska Stock (other than a dividend or other distribution payable in shares of ENSTAR Alaska Stock), the financial statements of Seagull Energy would be credited, and the financial statements of the ENSTAR Alaska Group would be charged, with an amount equal to 9.1% (representing the ratio of the Number of Shares Issuable with Respect to the Retained Interest (50) to the total number of shares of ENSTAR Alaska Stock issued and outstanding following the public offering (550)) of the aggregate amount of such dividend or distribution.

- - The Company would have 650 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 550 issued and outstanding).

  Additional Offering for Account of the ENSTAR Alaska Group

     Assume all of such shares are identified as sold for the account of the ENSTAR Alaska Group as an increase in its equity, with the net proceeds reflected entirely in the financial statements of the ENSTAR Alaska Group.

        Shares previously issued and outstanding...............................   450
        Newly issued shares for account of the ENSTAR Alaska Group.............   100
                                                                                 ----
                  Total issued and outstanding after additional public
                    offering...................................................   550
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest (150) would remain unchanged.

- - As a result, the total issued and outstanding shares (550) would in the aggregate represent an Outstanding Interest Fraction of 78.6%, calculated as follows:

                                       550
                                  ------------
                                    550 + 150

   The Retained Interest Fraction would accordingly be reduced to 21.4%.

- - In this case, in the event of any dividend or other distribution paid on ENSTAR Alaska Stock (other than a dividend or other distribution payable in shares of ENSTAR Alaska Stock), the financial statements of Seagull Energy would be credited, and the financial statements of the ENSTAR Alaska Group would be charged, with an amount equal to 27.3% (representing the ratio of the Number of Shares Issuable with Respect to the Retained Interest (150) to the total number of shares of ENSTAR Alaska Stock issued and outstanding following the public offering (550)) of the aggregate amount of such dividend or distribution.

- - The Company would have 650 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 550 issued and outstanding).

  Offerings of Convertible Securities

     If the Company were to issue any Convertible Securities convertible into or exercisable for shares of ENSTAR Alaska Stock, the Outstanding Interest Fraction and the Retained Interest Fraction would be unchanged at the time of such issuance. If any shares of ENSTAR Alaska Stock were issued upon conversion or exercise of such Convertible Securities, however, then the Outstanding Interest Fraction and the Retained Interest Fraction would be affected as shown above under "Additional Offering for Account of Seagull Energy," if such Convertible Securities were attributed to Seagull Energy, or under "Additional Offering for Account of the ENSTAR Alaska Group," if such Convertible Securities were attributed to the ENSTAR Alaska Group.

REPURCHASES OF ENSTAR ALASKA STOCK

     The following illustrations reflect an assumed repurchase by the Company of 50 shares of ENSTAR Alaska Stock after the ENSTAR Alaska Stock Offering.

  Repurchase for Account of Seagull Energy

     Assume all of such shares are identified as repurchased for the account of Seagull Energy as an increase in its Retained Interest in the ENSTAR Alaska Group, with the financial statements of Seagull Energy being charged entirely with the consideration paid for such shares.

        Shares previously issued and outstanding...............................   450
        Shares repurchased for account of Seagull Energy.......................    50
                                                                                 ----
                  Total issued and outstanding after repurchase................   400
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest would be increased by the number of any shares of ENSTAR Alaska Stock repurchased for the account of Seagull Energy.

        Number of Shares Issuable with Respect to the Retained Interest prior
          to repurchase........................................................   150
        Number of shares repurchased for the account of Seagull Energy.........    50
                                                                                 ----
        Number of Shares Issuable with Respect to the Retained Interest after
          repurchase...........................................................   200
                                                                                 ----
                                                                                 ----

- - As a result, the total issued and outstanding shares (400) would in the aggregate represent an Outstanding Interest Fraction of 66.7%, calculated as follows:

                                      400
                                  ------------
                                   400 + 200

   The Retained Interest Fraction would accordingly be increased to 33.3%.

- - The Company would have 800 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 400 issued and outstanding).

  Repurchase for Account of the ENSTAR Alaska Group

     Assume all of such shares are identified as repurchased for the account of the ENSTAR Alaska Group, with the financial statements of the ENSTAR Alaska Group being charged entirely with the consideration paid for such shares.

        Shares previously issued and outstanding...............................   450
        Shares repurchased for account of the ENSTAR Alaska Group..............    50
                                                                                 ----
                  Total issued and outstanding after repurchase................   400
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest (150) would remain unchanged.

- - As a result, the total issued and outstanding shares (400) would in the aggregate represent an Outstanding Interest Fraction of 72.7%, calculated as follows:

                                      400
                                  ------------
                                   400 + 150

   The Retained Interest Fraction would accordingly be increased to 27.3%.

- - The Company would have 800 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 400 issued and outstanding).

ENSTAR ALASKA STOCK DIVIDENDS

     The following illustrations reflect assumed dividends of ENSTAR Alaska Stock on outstanding shares of Seagull Common Stock and outstanding shares of ENSTAR Alaska Stock, respectively, after the assumed initial issuance of 450 shares of ENSTAR Alaska Stock for the account of Seagull Energy.

  ENSTAR Alaska Stock Dividend on Seagull Common Stock

     Assume 5,000 shares of Seagull Common Stock are outstanding and the Company declares a dividend of 1/50 of a share of ENSTAR Alaska Stock on each outstanding share of Seagull Common Stock.

        Shares previously issued and outstanding...............................   450
        Newly issued shares for account of Seagull Energy......................   100
                                                                                 ----
                  Total issued and outstanding after dividend..................   550
                                                                                 ----
                                                                                 ----

- - Any dividend of shares of ENSTAR Alaska Stock to the holders of shares of Seagull Energy would be treated as a dividend of shares issuable with respect to Seagull Energy's Retained Interest. As a result, the Number of Shares Issuable with Respect to the Retained Interest would decrease by the number of shares of ENSTAR Alaska Stock distributed to the holders of Seagull Common Stock.

        Number of Shares Issuable with Respect to the Retained Interest prior
          to dividend..........................................................   150
        Number of shares dividended on outstanding shares of Seagull Common
          Stock................................................................   100
                                                                                 ----
        Number of Shares Issuable with Respect to the Retained Interest after
          dividend.............................................................    50
                                                                                 ----
                                                                                 ----

   The Company will not dividend to holders of Seagull Common Stock a number of shares of ENSTAR Alaska Stock exceeding the number of shares then issuable with respect to the Retained Interest.

- - As a result, the total issued and outstanding shares (550) would in the aggregate represent an Outstanding Interest Fraction of 91.7%, calculated as follows:
                                      550
                                  -----------
                                    550 + 50

     The Retained Interest Fraction would accordingly be reduced to 8.3%. Note, however, that after the dividend, the holders of Seagull Common Stock would also hold 100 shares of ENSTAR Alaska Stock, which would represent a direct interest of 16.7% in the equity attributable to the ENSTAR Alaska Group together with the 8.3% Retained Interest of Seagull Energy would represent a 25% interest in such equity, which is the percentage interest the holders of the Seagull Common Stock had prior to the dividend.

- - The Company would have 650 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 550 issued and outstanding).

  ENSTAR Alaska Stock Dividend on ENSTAR Alaska Stock

     Assume the Company declares a dividend of 1/5 of a share of ENSTAR Alaska Stock on each outstanding share of ENSTAR Alaska Stock.

        Shares previously issued and outstanding...............................   450
        Newly issued shares for account of the ENSTAR Alaska Group.............    90
                                                                                 ----
                  Total issued and outstanding after dividend..................   540
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest would be increased proportionately to reflect the stock dividend payable in shares of ENSTAR Alaska Stock to holders of shares of ENSTAR Alaska Stock. That is, the Number of Shares Issuable with Respect to the Retained Interest would be increased by a number equal to 33.3% (representing the ratio of the Number of Shares Issuable with Respect to the Retained Interest (150) to the number of shares of ENSTAR Alaska Stock issued and outstanding (450), in each case immediately prior to such dividend) of the aggregate number of shares issued in connection with such dividend or outstanding shares of ENSTAR Alaska Stock
   (90), or 30.

        Number of Shares Issuable with Respect to the Retained Interest prior
          to dividend..........................................................   150
        Proportionate increase to reflect dividend of shares on outstanding
          shares of ENSTAR Alaska Stock........................................    30
                                                                                 ----
        Number of Shares Issuable with Respect to the Retained Interest after
          dividend.............................................................   180
                                                                                 ----
                                                                                 ----

- - As a result, the total issued and outstanding shares (540) would in the aggregate continue to represent an Outstanding Interest Fraction of 75%, calculated as follows:

                                      540
                                  ------------
                                   540 + 180

   The Retained Interest Fraction would accordingly continue to be 25%.

- - The Company would have 660 authorized and unissued shares of ENSTAR Alaska Stock remaining (1,200 minus 540 issued and outstanding).

TRANSFERS OF ASSETS BETWEEN SEAGULL ENERGY AND THE ENSTAR ALASKA GROUP

  Contribution of Assets from Seagull Energy to the ENSTAR Alaska Group

     The following illustration reflects the assumed contribution by Seagull Energy to the ENSTAR Alaska Group, after the assumed initial issuance of 150 shares of ENSTAR Alaska Stock for the account of Seagull Energy, of $400 of assets allocated to Seagull Energy on a date on which the Market Value of the ENSTAR Alaska Stock is $10 per share.

        Shares previously issued and outstanding...............................   450
        Newly issued shares....................................................     0
                                                                                 ----
                  Total issued and outstanding after contribution..............   450
                                                                                 ----
                                                                                 ----

- - The Number of Shares Issuable with Respect to the Retained Interest would be increased to reflect the contribution to the ENSTAR Alaska Group of assets theretofore allocated to Seagull Energy by the number equal to the value of the assets contributed ($400) divided by the Market Value of the ENSTAR
   Alaska Stock at that time ($10), or 40 shares.

        Number of Shares Issuable with Respect to the Retained Interest prior
          to contribution......................................................   150
        Increase to reflect contribution to the ENSTAR Alaska Group of assets
          allocated to Seagull Energy..........................................    40
                                                                                 ----
        Number of Shares Issuable with Respect to the Retained Interest after
          contribution.........................................................   190
                                                                                 ----
                                                                                 ----

- - As a result, the total issued and outstanding shares (450) would in the aggregate represent an Outstanding Interest Fraction of 70.3%, calculated as follows:

                                      450
                                  ------------
                                   450 + 190

   The Retained Interest Fraction would accordingly be increased to 29.7%.

- - The Company would have 750 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 450 issued and outstanding).

  Return of Capital to Seagull Energy from the ENSTAR Alaska Group

     The following illustration reflects the assumed return of capital to Seagull Energy by the ENSTAR Alaska Group, after the assumed initial issuance of 150 shares of ENSTAR Alaska Stock for the account of Seagull Energy, of $400 of assets allocated to the ENSTAR Alaska Group on a date on which the Market Value of the ENSTAR Alaska Stock is $10 per share.

            Shares previously issued and outstanding......................   450
            Change in number of shares....................................     0
                                                                             ---
                      Total issued and outstanding after return of
                        capital...........................................   450
                                                                             ---
                                                                             ---

- - The Number of Shares Issuable with Respect to the Retained Interest would be decreased to reflect the return of capital to Seagull Energy of assets theretofore allocated to the ENSTAR Alaska Group by the number equal to the value of the assets transferred to Seagull Energy ($400) divided by the Market Value of the ENSTAR Alaska Stock at that time ($10), or 40 shares.

            Number of Shares Issuable with Respect to the Retained
              Interest prior to return of capital.........................   150
            Decrease to reflect return of capital to Seagull Energy of
              assets allocated to the ENSTAR Alaska Group.................    40
                                                                             ---
            Number of Shares Issuable with Respect to the Retained
              Interest after contribution.................................   110
                                                                             ---
                                                                             ---

- - As a result, the total issued and outstanding (450) would in the aggregate represent an Outstanding Interest Fraction of 80.4%, calculated as follows:

                                      450
                                  ------------
                                   450 + 110

     The Retained Interest Fraction would accordingly be decreased to 19.6%.

- - The Company would have 750 authorized and unissued shares of such ENSTAR Alaska Stock remaining (1,200 minus 450 issued and outstanding).

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  No dealer, salesman, or other person has been authorized to give any information or to make any representations not contained in, or incorporated by reference in, this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Available Information....................    2
Incorporation of Certain Documents by
  Reference..............................    2
Prospectus Summary.......................    3
Use of Proceeds..........................   16
Capitalization...........................   16
Dividend Policy..........................   17
Special Considerations...................   19
Management and Accounting Policies.......   25
Business of the ENSTAR Alaska Group......   28
ENSTAR Alaska Group -- Unaudited Pro
  Forma Condensed Statements of
  Earnings...............................   37
ENSTAR Alaska Group -- Selected
  Historical Financial Data..............   40
ENSTAR Alaska Group -- Management's
  Discussion and Analysis................   41
Seagull Energy Corporation -- Unaudited
  Pro Forma Condensed Financial
  Statements.............................   48
Seagull Energy Corporation -- Selected
  Historical Financial Data..............   54
Seagull Energy
  Corporation -- Management's Discussion
  and Analysis...........................   55
Description of Capital Stock.............   69
Underwriting.............................   86
Legal Matters............................   87
Experts..................................   87
Index to Financial Statements............  F-1
Annex  I: Index of Certain Terms.........  I-1
Annex II: Illustrations of Certain
  Terms..................................  II-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                7,500,000 SHARES

                                 ENSTAR ALASKA
                                     GROUP
                                  COMMON STOCK
                                       OF
                           SEAGULL ENERGY CORPORATION

                                    (LOGO)


                          ---------------------------

                                   PROSPECTUS
                                        , 1994

                          ---------------------------


                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                           SMITH BARNEY SHEARSON INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the ENSTAR Alaska Stock being registered are estimated as follows:

        Registration fee...................................................  $51,725
        NASD filing fee....................................................   15,500
        Blue Sky fees and expenses.........................................     *
        Legal fees and expenses............................................     *
        Accounting fees and expenses.......................................     *
        Printing and engraving expenses....................................     *
        Agent's fees and expenses..........................................     *
        Miscellaneous expenses.............................................     *
                                                                             -------
                  Total....................................................  $  *
                                                                             -------
                                                                             -------

- ---------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity, as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interest. In cases not concerning conduct in his official capacity as a director or officer, a director or officer may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was not opposed to the corporation's best interest. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.

     Article VI of the Company's Bylaws requires the indemnification of officers and directors to the fullest extent permitted by the Texas Business Corporation Act. The Company also has policies insuring its officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

     Reference is made to Article Eleven of the Articles of Incorporation of the Registrant, which was adopted by the Company's shareholders on May 11, 1988 and which provides as follows:

                                "ARTICLE ELEVEN

     A director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) for acts or omissions for which the liability of a director is expressly provided for by statute; or (v) for acts related to an unlawful stock repurchase or dividend payment. Any repeal or amendment of this

     Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director of the corporation existing at the time of such repeal or amendment. In addition to the circumstances in which a director of the corporation is not liable as set forth in the preceding sentences, a director shall not be liable to the fullest extent permitted by any provision of the statutes of Texas hereafter enacted that further limits the liability of a director."

     Effective as of August 28, 1989, Article 7.06.B of the Texas Miscellaneous Corporation Laws Act was amended to read in its entirety as follows:

          "B. The articles of incorporation of a corporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders or members for monetary damages for an act or omission in the director's capacity as a director, except that this article does not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for:

             (1) a breach of the director's duty of loyalty to the corporation or its shareholders or members;

             (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

             (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

             (4) an act or omission for which the liability of a director is expressly provided for by an applicable statute."

ITEM 16. EXHIBITS.

         **1.1       -- Form of Underwriting Agreement.
           3.1       -- Articles of Incorporation of the Company, as amended, including
                        Articles of Amendment filed May 12, 1988 and May 21, 1991 with the
                        Secretary of State of the State of Texas, that certain Statement of
                        Relative Rights and Preferences related to the designation and issuance of the Company's $2.25 Convertible Exchangeable Preferred
                        Stock, Series A, filed August 6, 1986 with the Secretary of State of the State of Texas, that certain Statement of Resolution Establishing
                        Series of Shares of Series B Junior Participating Preferred Stock of
                        Seagull Energy Corporation filed March 21, 1989 with the Secretary of
                        State of the State of Texas (incorporated by reference to Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended June 30,
                        1993).
           3.2       -- Bylaws of the Company, as amended (incorporated by reference to
                        Exhibit 3.2 to Quarterly Report on Form 10-Q for the quarter ended
                        June 30, 1993).
           4.1       -- Rights Agreement dated as of March 17, 1989 between the Company and
                        NCNB Texas National Bank, as Rights Agent, which includes the form of
                        Statement of Resolution setting forth the terms of the Series B
                        Junior Participating Preferred Stock, par value $1.00 per share, as
                        Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.8 to Quarterly Report on Form 10-Q for the
                        quarter ended June 30, 1993).
           4.2       -- First Amendment to Rights Agreement by and between the Company and
                        NationsBank of Texas, N.A. (formerly NCNB Texas National Bank) dated as of June 18, 1992 (incorporated by reference to Exhibit 3.4 to
                        Registration Statement on Form S-3 (File No. 33-55426)).

        **4.3        -- Second Amendment to Rights Agreement by and between the Company and
                        First National Bank of Boston.
        **5.1        -- Opinion of Vinson & Elkins L.L.P.
        *23.1        -- Consent of KPMG Peat Marwick.
        *23.2        -- Consent of Ernst & Young.
       **23.3        -- Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).
        *23.4        -- Consent of Ryder Scott Company, independent petroleum engineers.
        *23.5        -- Consent of K&A Energy Consultants, Inc., independent petroleum engineers.
         23.6        -- Consent of R. A. Lenser & Associates, Inc., independent petroleum engineers (incorporated by reference to Exhibit 24.6 to the Company's
                        Annual Report on Form 10-K for the year ended December 31, 1992).
        *23.7        -- Consent of DeGolyer and MacNaughton, independent consulting petroleum engineers.
        *23.8        -- Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers.
       **24.1        -- Powers of Attorney (contained in the Signature section of this
                        Prospectus).

- ---------------

 * Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant further hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 20TH DAY OF MAY, 1994.

                                            SEAGULL ENERGY CORPORATION

                                            By:           BARRY J. GALT
                                                        Barry J. Galt
                                               Chairman of the Board, President
                                                              and
                                                   Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints Barry J. Galt and Robert
W. Shower, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.


                J. EVANS ATTWELL           Director                                         May 20, 1994
               (J. Evans Attwell)

               RODNEY W. BRIDGES           Vice President and Controller                    May 20, 1994
              (Rodney W. Bridges)             (Principal Accounting Officer)

                                           Director
                (John B. Brock)

                 JOHN W. ELIAS             Executive Vice President and                     May 20, 1994
                (John W. Elias)               Director

                 PETER J. FLUOR            Director                                         May 20, 1994
                (Peter J. Fluor)

                 BARRY J.  GALT            Chairman of the Board,                           May 20, 1994
                (Barry J. Galt)               President, Chief Executive
                                              Officer and Director
                                              (Principal Executive Officer)

                WILLIAM R. GRANT           Director                                         May 20, 1994
               (William R. Grant)

                                           Director
                (Dean P. Guerin)

               RICHARD M. MORROW                Director                             May 20, 1994
              (Richard M. Morrow)

                DEE S. OSBORNE                  Director                             May 20, 1994
               (Dee S. Osborne)

                 SAM F. SEGNAR                  Director                             May 20, 1994
               (Sam F. Segnar)

               ROBERT W. SHOWER                 Executive Vice President,            May 20, 1994
              (Robert W. Shower)                   Chief Financial Officer and
                                                   Director (Principal Financial
                                                   Officer)

              GEORGE M. SULLIVAN                Director                             May 20, 1994
             (George M. Sullivan)

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
  NUMBER                            DESCRIPTION OF EXHIBITS                             PAGES
- ---------- -------------------------------------------------------------------------   --------
  **1.1    -- Form of Underwriting Agreement.
    3.1    -- Articles of Incorporation of the Company, as amended, including
              Articles of Amendment filed May 12, 1988 and May 21, 1991 with the
              Secretary of State of the State of Texas, that certain Statement of
              Relative Rights and Preferences related to the designation and issuance of the Company's $2.25 Convertible Exchangeable Preferred
              Stock, Series A, filed August 6, 1986 with the Secretary of State of the State of Texas, that certain Statement of Resolution Establishing
              Series of Shares of Series B Junior Participating Preferred Stock of
              Seagull Energy Corporation filed March 21, 1989 with the Secretary of
              State of the State of Texas (incorporated by reference to Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1993).
    3.2    -- Bylaws of the Company, as amended (incorporated by reference to
              Exhibit 3.2 to Quarterly Report on Form 10-Q for the quarter ended
              June 30, 1993).
    4.1    -- Rights Agreement dated as of March 17, 1989 between the Company and
              NCNB Texas National Bank, as Rights Agent, which includes the form of
              Statement of Resolution setting forth the terms of the Series B Junior
              Participating Preferred Stock, par value $1.00 per share, as Exhibit
              A, the form of Right Certificate as Exhibit B and the Summary of
              Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.8 to Quarterly Report on Form 10-Q for the
              quarter ended June 30, 1993).
    4.2    -- First Amendment to Rights Agreement by and between the Company and
              NationsBank of Texas, N.A. (formerly NCNB Texas National Bank) dated as of June 18, 1992 (incorporated by reference to Exhibit 3.4 to
              Registration Statement on Form S-3 (File No. 33-55426)).
  **4.3    -- Second Amendment to Rights Agreement by and between the Company and
              First National Bank of Boston.
  **5.1    -- Opinion of Vinson & Elkins L.L.P.
  *23.1    -- Consent of KPMG Peat Marwick.
  *23.2    -- Consent of Ernst & Young.
 **23.3    -- Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).
  *23.4    -- Consent of Ryder Scott Company, independent petroleum engineers.
  *23.5    -- Consent of K&A Energy Consultants, Inc., independent petroleum engineers.
   23.6    -- Consent of R. A. Lenser & Associates, Inc., independent petroleum engineers (incorporated by reference to Exhibit 24.6 to the Company's
              Annual Report on Form 10-K for the year ended December 31, 1992).
  *23.7    -- Consent of DeGolyer and MacNaughton, independent consulting petroleum engineers.
  *23.8    -- Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers.
 **24.1    -- Powers of Attorney (contained in the Signature section of this
              Prospectus).

- ---------------------------

 * Filed herewith.

** To be filed by amendment.